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REGISTRANT'S NAME Gambro AB

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PROCESSED
MAY 10 2004
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FILE NO. 82- 34731 FISCAL YEAR 12-31-03

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DAT : 5/7/04

File No 82-34731

Annual Report 2003



12-31-03
ARIS

GAMBRO®

A LEADING GLOBAL MEDICAL TECHNOLOGY AND HEALTHCARE COMPANY

Contents

For guidance, certain figures are also stated in USD in this annual report. These figures represent approximations. For profit and loss items 2003 and 2002 they are based on the average USD exchange rate during 2003 (SEK 8.09). Balance sheet items 2003 and 2002 and market data are based on the USD exchange rate at the end of 2003 (SEK 7.26).

All market data in this annual report are Gambro's own estimates.
A glossary is incorparate on page 68 in this report for clarifications of certain industry related words.
Financial definitions used in this report are defined on page 39.

ANNUAL GENERAL MEETING

Gambro's Annual General Meeting will be held on Tuesday, April 13, 2004, at 5:00 PM, at Aula Magna, Frescativägen 6, Stockholm. Shareholders who wish to participate in the Annual General Meeting must be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Friday, April 2, 2004. Shareholders whose shares are registered in the names of trustees must in ample time prior to April 2, 2004 temporarily reregister the shares in their own names in VPC's share register. Shareholders who wish to participate in the Annual General Meeting must notify the Company by mail at Gambro AB, Box 7373, SE-103 91 Stockholm, not later than 12:00 noon on Monday, April 5, 2004. Notification may also be made by telephone at +46 8-613 65 57, by fax at +46 8-613 65 78, or on the company's website: www.gambro.com/investors/. A separate invitation has been sent to Gambro shareholders.

DIVIDEND

The Board of Directors has proposed a dividend of SEK 1.10 (1.10) per share for 2003 and April 16, 2004 as the dividend date of record. If the Annual General Meeting approves the proposal, dividends are expected to be paid from VPC on April 21, 2004.

CALENDAR 2004

Annual General Meeting:	April 13, 2004
Three-month report, January-March:	April 23, 2004
Six-month report, January-June:	July 21, 2004
Nine-month report, January-September:	October 21, 2004

All financial information is published on Gambro's website, www.gambro.com, immediately after release.

FINANCIAL REPORTS CAN BE ORDERED FROM

Gambro AB
P.O. Box 7373
SE-103 91 Stockholm, Sweden
Phone: +46 8 613 65 00
Fax: +46 8 613 65 78
weborder@gambro.com

INVESTOR RELATIONS

Pia Irell, Vice President, Investor Relations. Phone: +46 8 613 65 91
E-mail: pia.irell@gambro.com
Kevin Smith, President, Gambro Inc. Phone: +1 303 232 68 00
E-mail: kevin.smith@us.gambro.com

Editorial management: Gambro Investor Relations in cooperation with Strateg, Örebro. **Layout:** Strateg, Örebro. **Photo:** Mats Widén, Stockholm. **Prepress and print:** db Grafiska, Örebro.

Gambro in brief

Gambro is a medical technology and healthcare company, with global leadership in renal care products and services as well as blood component technology.

With 40 years of experience in the field, Gambro possesses profound knowledge and understanding of the needs of patients and healthcare providers alike. Gambro has grown, evolved and advanced over the years with one primary objective in mind: to constantly strive for better ways to serve customers and patients.

Gambro Healthcare is one of the leading providers of kidney dialysis services in the world, serving 54,900 patients at more than 700 clinics worldwide. With 12,720 employees and MSEK 15,701 (MUSD 1,941) in revenues 2003 this business accounts for 60 percent of Gambro's total revenues.

Gambro Renal Products develops, manufactures and supplies hemodialysis, peritoneal dialysis and acute dialysis equipment. With production facilities in more than ten countries and sales in 90, Gambro Renal Products is a global leader. With 7,010 employees and MSEK 9,911 (MUSD 1,225) in revenues 2003 this business accounts for 33 percent of Gambro's total revenues.

Gambro BCT provides technology, products and systems to blood centers and hospital blood banks. Gambro BCT is the world leader in apheresis and cell therapy, and is a driving force behind the development of blood component collection and purification. Gambro BCT operates production facilities in the U.S. and in the U.K., and has sales in more than 90 countries. With 1,280 employees and MSEK 1,784 (MUSD 221) in revenues 2003 this business accounts for 7 percent of Gambro's total revenues.

Gambro has about 21,200 employees in some 40 countries and revenues of SEK 26.1 billion (USD 3.2 billion) in 2003.






COBE

REVENUES (EXTERNAL) BY BUSINESS AREA 2003, %



- Gambro BCT 7%
- Gambro Healthcare 60%
- Gambro Renal Products 33%

REVENUES (EXTERNAL) BY MARKET 2003, %



- Europe, Africa and Middle East 30%
- United States 62%
- Asia, rest of the world 8%

Vision and purpose

VISION – To be the globally preferred partner among patients and healthcare providers by delivering world class blood- and cell-based solutions and services.

CORE PURPOSE – To save lives and improve the quality of life for the people we serve.

GAMBRO'S LEADING CAPABILITIES

A technology leader in priority areas
- With 40 years of experience in blood and cell-based therapies, Gambro has delivered a stream of innovative products

A competitive service organization
- Gambro has well-established clinical management and service procedures designed to deliver consistent treatment with the best outcomes
- Decentralized management structure, to make the most of local and regional opportunities
- Excellent patient systems, easily accessible, attentive to compliance issues

A competitive product organization
- Gambro has worldwide, well-known brands, recognized for quality
- The company has extensive, enduring customer relations

A success factor for Gambro is the company's culture of commitment and ownership

Strategy

Gambro's overall strategy sets the direction and priorities that define the opportunity and risk profile of all the company's business activity. The strategy is used as the basis for deciding where to allocate resources to ensure the maximum long term creation of value.

GAMBRO'S OVERALL STRATEGY
- Deliver on Gambro's core businesses – renal care, renal products, blood bank technology and therapeutics
- Provide outstanding capabilities for dialysis care – including associated products, therapies and service offering maximum user efficiency; and dialysis treatment models that assure the consistent delivery of preeminent medical outcomes
- Provide outstanding capabilities for blood and cell-collection and processing – delivering products and services for the cost-efficient supply of safe, high quality blood components; and bringing automation to the whole blood market
- Reach global scale and presence in selected markets – maintaining a position of leadership in core markets (Europe and the U.S.), and focusing on Japan and emerging markets (Asia and Latin America)
- Take advantage of selected, innovative growth opportunities.



The Gambro heritage

- Gambro was founded in Lund, Sweden, in 1964 by the industrialist Holger Crafoord, who carried out the industrial development and marketing of the single-use artificial kidney invented by Professor Nils Alwall. Single-use artificial kidneys and dialysis machines began to be mass-produced in 1967, and in the 1970s the first plant outside Sweden was built in Germany. Publicly listed in 1983, Gambro gradually built its operations into a globally leading company in renal care, healthcare services, cardiovascular surgery and blood-component technology.

Gambro has acquired a number of companies with expertise in specific product areas, enabling it to broaden its product range. Acquiring the French Hospal Company in 1987 gave Gambro access to the most advanced dialysis membrane in the world at the time. The revolutionary BiCart bicarbonate cartridge was introduced in the same year.

The acquisition of the American COBE operations in 1990 gave Gambro access to bloodcomponent technology including the Spectra blood separator and, later, a new system for collection of blood components, Trima. In 1992, Gambro expanded its operations by acquiring a majority stake in the American REN Corporation clinic chain. Vivra in the US – the world's third-largest dialysis-clinic chain – was purchased in 1997 and integrated with Gambro's American dialysis-clinic operations.

The Intensive Care and Anesthesia business area was sold in 1994, and the Cardiopulmonary Care business area was divested in 1998. In 1994, Incentive became the majority shareholder in Gambro. Two years later, Gambro became a wholly owned subsidiary of Incentive. At the same time, the streamlining of the Group toward medical technology continued, and in 1998 Incentive changed its name to Gambro.

What's in our name?

- Gambro is an abbreviation of the Swedish "Gamla Brogatans Sjukvårdsaffär Aktiebolag." Roughly translated: "Old Bridge Street Medical Supplies Company Limited." The company was registered in Stockholm, Sweden, in 1946. The name survived until 1953, when it was changed to AB Gambro. (AB is the Swedish equivalent of America's Inc., Britain's PLC or France's S.A.). AB Gambro was subsequently changed to "Tonårsfilm AB" (Teenagefilm), a company whose activities were described as "recording and distribution of motion pictures." This was the company that Swedish businessman Holger Crafoord acquired in 1958.

When Crafoord went ahead with the commercial production of Professor Nils Alwall's artificial kidney in 1964, Crafoord chose "Tonårsfilm AB" as the corporate entity for this new project, which was quickly renamed AB Gambro. The final shift to the present name took place in 1998 when the company's owner, Incentive AB, decided to rename itself Gambro AB. The return to Stockholm's Old Bridge Street was complete.

Action to take advantage of business opportunities and future growth

In 2003 Gambro produced some noteworthy improvements. Financial stability, good capacity and realizing the potential of the service business in the U.S. are all the result of successful strategic measures that have helped Gambro reach its financial objectives this year.

Dear shareholder:

Company-wide initiatives during 2003 have focused on improved treatment outcomes, improved financial performance, business portfolio management and risk mitigation. In each of these areas, progress has been made.

2003 financial performance

Our financial targets for 2003 included a revenue growth rate of 8-10 percent and even greater increases in our earnings and operating cash flow.

With 8 percent revenue growth (currency adjusted) we are delivering results in line with the target and above market growth.

General financial improvement is reflected all the way through the income statements — from revenues to net income and earnings per share. This is the result not only of operational developments, but also of the leverage of unchanged goodwill amortization and an improved financial net. The improved leverage of goodwill amortization is the result of fewer clinic acquisitions. Improvements in the financial net are due to significantly reduced net debt and lower interest rates. Improved earnings and working capital management — in combination with fewer clinic acquisitions — have served to improve cash flow.

For the company as a whole, I'm pleased with the improvement in operational and financial efficiency, even though there is still room for more.

Challenging the environment

For the next few years, we expect annual underlying patient volume growth to average about 6 percent in our markets. Healthcare systems are coming under increased pressure in many developed countries. Therefore it is wise to assume that any action taken by governments or insurance companies to restrain healthcare spending is likely to have an impact on the dialysis sector.

In the renal products area, increased price pressure appears to be emerging as a challenge in countries like the UK and Germany. To successfully compete, proactive measures are almost certainly called for.

On the one hand, getting maximum leverage from our fixed cost base (manufacturing, supply chain, and clinic utilization) is essential. Carefully assessing locations for expansion in terms of local cost and competitiveness is also a key to success.

On the other hand, in a business environment where the labor component makes up a large part of total treatment costs, and the healthcare industry is facing almost universal pressure on its margins due to a lack of reimbursement increases, a R&D portfolio with an appropriate product mix is no less important. Developing renal care systems that provide a combination of high user-efficiency and high-quality patient care is a priority in this context.

Business performance

Over the past few years, Gambro Healthcare US has delivered stable performance improvement. From a cash flow perspective, this business area is very attractive today.

Outside benchmarking indicates that we are competitive on a cost per treatment basis, although some room remains for improvement in terms of revenue per treatment. We are continuing to focus on the day-to-day execution of the core elements critical to our business, and we are seeing the results of improved clinic productivity with labor cost per treatment stable.

During the past year, the United States Department of Justice continued its investigation of Gambro Healthcare US. Depending on the results of its investigation, the U.S. government could seek material monetary penalties and other remedies.

Our compliance and IT processes are competitive strengths, and medical outcomes continue to improve. Looking forward, industry argumentation for increased reimbursement remains high on the agenda, for us and the industry.

With new management in place since the end of 2002, Gambro Healthcare International (non-U.S.) is focusing primarily on organic growth and increasing operational efficiency in its existing clinic base.

A turn-around program initiated by the new management is now well underway. Over the past year, business problems have been identified and addressed on certain markets. Efforts are now being concentrated on making the most of core capabilities such as medical, clinic operations, and organic growth.

During the second half of 2003, the profit performance for Gambro Renal Products has declined, due to the negative currency effect of a weaker U.S. dollar, one-time costs related to actions to improve long-term profitability, including an initiated closure of two non-synthetic dialyzer plants. Besides the implementation of a more efficient and flexible production structure, we are convinced that it is essential to have a firm focus on



profitable growth in this business area. Gambro Renal Products' performance improvement agenda is reflected in the details of the "Simplicity Program", which is now very well defined in terms of content, prospective milestones and business impact. A new business area president, Jon Risfelt, joined Gambro Renal Products in November 2003. Together with his team, his key priorities are to address sales and marketing issues, further improve the R&D pipeline and carry out competitive cost management.

Blood banks represent an industry with great potential, and Gambro BCT is well positioned to capture much of this growth.

Our core business in this area, automated blood component collection, is part of a market of approximately SEK 2.4 billion. In this segment, Gambro BCT is the leading player with a market share of some 40 percent. The year 2003 saw the launch of two new products, Trima Accel and OrbiSac, both of which are key products for growth, especially outside the United States Trima Accel will further strengthen Gambro BCT's leading position in automated blood component collection, and OrbiSac will take Gambro BCT into a new market segment: the component lab for whole blood processing. This is an area greatly in need of improved processes, which we can provide.

With our products for therapeutic cell collection and processing, Gambro BCT is also well positioned here. This segment is poised for long-term innovation thanks to the enabling technologies, which we provide for advanced cellular processing techniques. The major challenges Gambro BCT will be facing in the years ahead include achieving global growth outside the U.S. and successfully launching additional new products.

In the blood bank segment, we have a strong current offering, which combined with interesting projects for long-term growth may provide Gambro BCT with some significant expansion.

Our renal products portfolio is being tailored to capture the future opportunities of our long-term market trend forecasts.

Outlook

In the year behind us, we have achieved a high level of stability and predictability, and we intend to continue to do so in the year ahead. Strong financial performance and our policy of selective acquisitions have resulted in the generation of a solid cash flow — even though our investments in production capacity have been high. Thanks to these efforts, we now enjoy greater flexibility in making decisions about where to deploy our future cash flow for the best returns.

We will concentrate all our business activities in areas with the greatest potential return. This is a demanding process. It requires improved performance in terms of growth, cost limitation, and innovation, all at the same time. In the year ahead, both our R&D pipeline and our executive management efforts will be directed towards securing core business competitiveness.

For 2004 we are expecting revenue growth in the range of 6-8 percent, i.e. slightly lower revenue growth than for 2003, primarily due to external challenges such as lack of reimbursement increases in the U.S. and price pressure in certain markets. But also as a result of the strong improvement in performance during 2002 and 2003, further improvements will be achievable but more challenging. Gambro will target growth in earnings and operating cash flow for 2004 in excess of revenue growth.

Gambro is engaged in an extraordinary enterprise in which both our employees and our customers are working not only to make a living, but also for the benefit of dialysis patients and other customers around the world. I'd like to take this opportunity to thank them all for their outstanding efforts in the year gone-by, and to express the great satisfaction I feel at the prospect of working together with them in the year ahead.

Sören Mellstig
President and CEO

Gambro overview 2003

2003 was a good year for Gambro with strong momentum for Gambro Healthcare and Gambro BCT but growth at a slower pace for Gambro Renal Products. The financial net improved significantly and our net debt is clearly at a lower level than a year ago.

The Board of Directors and the President of Gambro AB (publ), Corp. Reg. No. 556041-8005, domiciled in Stockholm, hereby submit their Annual Report and consolidated financial statements for fiscal year 2003. The financial performance, business conditions and anticipated future development of each business area are described on the following pages in this Annual Report. Comments on the financial performance of the Group are provided in relation to the income statements, balance sheets and cash flow statements, (page 38-42).

Parent company

Gambro AB's operations of the parent company consist of Group management functions. While the parent company does not have any branch offices outside Sweden, the Group has branch offices in three countries. Their effect on the Group's earnings and position is insignificant. Beginning in 2005, Gambro will report according to International Financial Reporting Standards (IFRS). Major differences in accounting principles and the company's preparations for the transition are described on page 45.

KEY FINANCIALS GAMBRO GROUP

	2003	2002	nominal	currency adjusted
Gambro group revenues, MSEK	**26,133**	27,574	-5%	+8%
Number of employees	**21,193**	20,907	+1%	
EBITDA, MSEK	**4,334**	4,501	-4%	+7%
EBITDA margin, %	**16.6**	16.3		
EBIT, MSEK	**1,581**	1,594	-1%	+7%
EBIT margin, %	**6.0**	5.8		
Net income, MSEK	**1,422**	612	+132%	
Operating cash flow, MSEK	**1,754**	1,540	+14%	
Cash earnings per share, SEK	**12.11**	10.21	+19%	

EBITDA: Earnings before interest, taxes, depreciation and amortization
EBIT: Earnings before interest and taxes

Financial highlights 2003

- **Revenues** for the Gambro group increased by 8 percent currency adjusted 2003, in line with the company's outlook of 8-10 percent growth for the year. The objective was reached though organic growth.
- **Operating margin** (EBITDA-margin) was improved to 16.6 percent (16.3 percent), as a result of the improved profitability within Gambro Healthcare and Gambro BCT.
- **Financial net** improved to MSEK -51 (-531), a significant improvement due to lower interest rates, a reduced net debt and a weaker US dollar.
- **Earnings before tax** improved by 44 percent.
- **Earnings per share** improved to SEK 4.13 (1.78); SEK 1.53 (1.05) excluding nonrecurring tax effects for both years.
- **Operating cash flow** 2003 was improved to MSEK 1,754 (1,540). The strong cash flow was primarily a result of improved profitability in core business and fewer investments, although from a high level.
- **The net debt** was reduced by SEK 2.6 billion to SEK 5.8 billion since January 1, 2003, despite continued relatively high investments, MSEK 2,259 in 2003 versus MSEK 2,994 in 2002. About 70 percent of the reduction in net debt was due to a weaker US dollar.
- **Dividend proposal for 2003** SEK 1.10 (1.10) per share.

OPERATING MARGIN (EBITDA), %



20
15
10
5
12.4
16.3
16.6
2001
2002
2003

EARNINGS BEFORE TAX, MSEK



2,000
1,500
1,000
500
0
-500
-193
1,063
1,530
2001
2002
2003

EARNINGS PER SHARE, SEK



5
4
3
2
1
0
-1
-2
0.39
-1.22
1.78
1.05
4.13
1.53
2001
2002
2003
EPS (excl. nonrecurring)
EPS (inc. nonrecurring)

NET DEBT, SEK BILLIONS



-2
-4
-6
-8
-10
-9.4
-8.4
-5.8
2001
2002
2003

Significant events of 2003 announced through press releases

March

- Gambro is focusing the development of dialysis machines within Gambro Renal Products. A new organizational structure introduced to strengthen the development of dialysis machines and shorten the time to market (see page 17).
- The Board of Directors approved a stock related incentive program including an employee stock option program, and a share program including performance and restricted shares (see Note 3).
- Lena Torell was proposed and later elected at the Annual General Meeting of Gambro AB as a member of the Board of Directors of Gambro AB (see page 64).

April

- Gambro received the final judgment related to a lawsuit that has proceeded in the U.S. for six years. Gambro was ordered to pay compensatory damages to the plaintiffs of MSEK 10 (amount fixed in December). The process is related to a public offer in 1995 to the public owners in REN Corporation.

July

- Gambro Renal Products in the United States received FDA clearance of the 510(k) Notification for the Polyflux® LR Hemodialyzer. This is the newest member of its synthetic hemodialyzer product line (see page 17).

October

- BCT software for interface with blood center information systems received U.S. Food and Drug Administration market clearance, allowing the two-way software interface between Gambro BCT's Vista™ Information System and Wyndgate Technologies SafeTrace® blood center software to share critical donor, blood collection and blood center operations information.
- Gambro BCT platelet technology cleared by the U.S. Food and Drug Administration for seven-day storage of platelets collected with Trima® and Spectra™ systems. This is a significant increase over the previously approved five-day shelf life of platelets (see page 23).
- Navigant Biotechnologies Awarded MUSD 2 Department of Defense Research funding to develop military applications for the pathogen reduction technology to improve blood supply safety for U.S. Troops.
- Gambro included in Dow Jones Sustainability World Index (see page 30).
- Jon Risfelt, previously President and CEO of Vodafone in Sweden appointed president for Gambro Renal Products (see page 19).

November

- Gambro won tax case when the Supreme Administrative Court's ruling regarding the fiscal acquisition value of previously divested ABB shares was confirmed by the Lower Tax Court (Länsrätten). Together with an earlier ruling this corresponds to a tax savings of MSEK 894, which are recognized as income in the fourth quarter 2003 (see note 16).

December

- Gambro BCT's newly developed Trima Accel automated blood collection system for the collection of leukoreduced platelets and plasma was approved by the Japanese Red Cross. This is a major milestone for Gambro BCT on the important Japanese market (see page 22).

After the balance sheet date

- In January 2004 Gambro announced that the company will close its non-synthetic dialyzer plants in Dransfeld, Germany and Koga, Japan. Closure of the plants is a step to further focus on synthetic dialyzers to meet growing market demand and to reach a more efficient production structure. The plants will be closed by the end of June 2004 (see page 16).
- Navigant Biotechnologies, Inc, a wholly owned subsidiary of Gambro, is applying its Mirasol pathogen reduction technology to platelets and red blood cells. Based on progress and evaluation of the technology, the market conditions and external funding opportunities, the development focus for 2004 will be on the programs most likely to support Gambro BCT for specified products and geographical markets. Navigant expects to spend around MUSD 10 in 2004. The spending for 2003 was MSEK 155 (see page 24).

Gambro outlook 2004

For 2004 the company is expecting currency adjusted revenue growth in the range of 6-8 percent, i.e. slightly lower than for 2003. This is primarily due to external challenges such as lack of reimbursement increases in the U.S. and price pressure in certain markets, but also as a result of Gambro's strong improvement in performance 2002 and 2003. Gambro will target growth in earnings and operating cash flow in excess of revenue growth for 2004. Further financial improvements will be achievable, but more challenging. Below, the agenda for each of Gambro's business areas, the base for the overall group objectives.

Gambro Healthcare

Growth and profitability: The objective is to reach revenue growth in the range of 6-8 percent, with operating earnings growing at a slightly higher rate than revenues.

Market objectives: Concentrate on existing clinic base and the establishment of new clinics in selected markets.

Priorities: Country and clinic-specific improvement programs. Enhance delivery of dialysis to further improve treatment outcomes, clinic productivity and revenue per treatment.

Gambro Renal Products

Growth and profitability: The objective is to achieve revenue growth in the range of 3-5 percent. Operating earnings will be negatively impacted by the ongoing improvement program short-term, while the benefits of the program will come late in 2004 and thereafter.

Market objectives: Maintain strong positions in core markets while expanding in the U.S., Japan and selected markets in Asia and Latin America.

Priorities: Offer products, therapies and well-defined services tailored to specific customer needs in different regions. Simplify processes to improve global productivity.

Gambro BCT

Growth and profitability: The objective is to reach revenue growth of about 8 percent in 2004, while protecting operating margin.

Market objectives: Maintain a strong position in the U.S. market, while expanding in Europe and selected markets in Asia and Latin America.

Priorities: Evolve from an apheresis company to a blood bank technology company. Expand into the red cell market and component lab field. Support and extend cell therapy and therapeutic apheresis business.

The renal market

Dialysis saves lives. About 1.3 million people suffering from chronic renal failure receive dialysis treatment around the world today. Without this care, or the alternative of a transplanted kidney, they would not survive.

The number of people receiving renal care is increasing by an average of about 6 percent each year. This is driven by a number of factors: an ageing population, which is increasingly more prone to kidney failure; increased incidence of diseases of affluence such as diabetes and hypertension, that may lead to kidney failure; increased resources to treat kidney failure in emerging markets; and the improved treatment of End Stage Renal Disease that increases patient life expectancy.

The rapid development of renal care has resulted in a global industry providing dialysis treatment, related services and products. Dialysis is expected to remain the dominant treatment for End Stage Renal Disease. The only alternative today, kidney transplantation, is precluded for most patients due to the shortage of donor organs.

Dialysis service market

The global market for dialysis service amounts to about SEK 325 billion (USD 45 billion), and the number of dialysis patients is growing by about 3-5 percent a year in Europe, the U.S. and Japan and by about 10 percent in the rest of the world. The mortality rate among patients is high, due to their relatively high age and the fact that they often are concurrently suffering from other diseases.

SERVICE CUSTOMERS

The customer in the renal care industry is the dialysis patient, who receives treatment, and the payer, whether this is the government, an insurance company or a managed care organization.

SERVICE COMPETITORS

The worldwide renal services market is fragmented with the top 10 private providers treating less than one-quarter of the patients. In the U.S., however, four major dialysis chains, including Gambro, account for more than 60 percent of the market.

SERVICE MARKET TRENDS

An increasing number of countries are permitting private dialysis clinics, a development that benefits industry growth. In most major markets, however, some sort of governmental health insurance

MARKET SHARES, DIALYSIS CHAINS, DECEMBER 2003

	Global patients	%	U.S. patients	%	Europe patients	%	Rest of the world patients	%
Fresenius Medical Care	119,250	9	82,400	26	18,700	7	18,150	3
Gambro	54,850	4	43,350	14	6,900	3	4,600	<1
DaVita	48,500	4	48,500	16				
Renal Care Group	22,300	2	22,300	7				
Baxter	17,600	1			2,600	1	15,000	2
Kuratorium	16,800	1			16,800	6		
Dialysis Clinic Inc	12,100	1	12,100	4				
National Nephrology	4,600	<1	5,600	2				
Patienten-Heimversorgung	5,600	<1			4,600	2		
Satellite, American Red Cross	3,900	<1	1,800	<1			2,100	<1
Braun Eurocare	3,000	<1			3,000	1		
Subtotal	308,500	24	216,050	69	52,600	20	39,850	5
Other care providers	1,003,500	76	96,950	31	214,400	80	692,150	95
Dialysis patients per region	**1,312,000**	**100**	**313,000**	**24**	**267,000**	**20**	**732,000**	**56**

MARKET SHARES, DIALYSIS PRODUCTS 2003, %

	Hemodialysis	Peritoneal dialysis	Renal Intensive Care	Total dialysis products
Gambro	21	2	55	17
Baxter	8	72	12	25
Fresenius Medical Care	33	18	9	28
Other care providers	38	8	24	30

KIDNEY FAILURE AND DIALYSIS

There are several different reasons for kidney failure, but the leading causes are glomerulonephritis, (i.e. inflammation of the glomeruli in the kidney), long-standing diabetes and hypertension, which account for between half and three-quarters of the patients. Apart from these, there are many other causes that might lead to acute or chronic renal failure.

Acute renal failure may be a temporary problem. The reason for this condition could be diminished blood supply to the kidneys, obstructed urine flow or traumatic damage to the kidneys, e.g. as a result of major surgery or a car crash. After acute treatment, usually with some sort of hemodialysis, the kidneys may recover or the patient may need to be transferred to dialysis for chronic failure.

Chronic renal failure can be the result of a gradual decrease in the function of the kidneys over a long period of time. In these situations, the kidneys are irreversibly damaged, and their function will never recover. An End Stage Renal Disease (ESRD) patient requires renal replacement therapy such as kidney transplantation or dialysis to survive.

program provides financing for the vast majority of dialysis treatments. After several decades of increasing resources being directed into health care, government policies in the western world are now characterized by efforts to cut back on expenditure. Reimbursement is strictly regulated, while costs for personnel and vital pharmaceutical products are increasing. Furthermore, the U.S. market for certain pharmaceuticals is greatly restricted, with only one supplier. Even greater efficiency is therefore imperative to the industry.

SERVICE MARKET OUTLOOK

While continuous, good and stable market growth can be anticipated in the foreseeable future, the renal care industry's future earnings performance is, to a significant extent, dependent on reimbursement systems and economic growth in national markets, healthcare policies, forms of financing as well as healthcare traditions. In the largest market, the U.S., dialysis providers are faced with a challenging business climate. For more information about the U.S. reimbursment system see page 12 in this report.

Dialysis product market

The market for renal care products is characterized by a stable year-on-year increase that is essentially unaffected by economic fluctuations. The total value of the market is approximately SEK 60 billion (USD 8.3 billion). The market is subject to annual average price pressure of 2-3 percent.

PRODUCT CUSTOMERS

Outside the U.S., customers of renal products companies are mainly public hospitals, as the world market for dialysis is still very regulated. Private international dialysis chains, local dialysis clinics, and hospitals are also important customers. Gambro Healthcare is Gambro Renal Products' largest customer. 13 percent of Gambro Renal Products' output is sold to Gambro Healthcare. Gambro Healthcare buys more than 80 percent of the dialysis products used in its clinics from Gambro Renal Products.

PRODUCT COMPETITORS

In the segment for renal care products, the three largest competitors are German-based Fresenius Medical Care, Baxter of the United States and Gambro, which together supply two-thirds of the worldmarket.

PRODUCT MARKET TRENDS

For renal products, industry trends point to further globalization and consolidation, from many local and regional players to three big, global companies with some 70 percent of the market. Innovation will be a battle on many frontiers, with a shift in product and marketing focus towards therapies, care systems and solutions, and away from single products. A changing customer landscape will also pose new challenges in marketing, branding and customer relations.

DIALYSIS MODALITIES

Hemodialysis. The blood is conducted, via blood lines outside the body, through the dialyzer, where the purification takes place. In the dialyzer, the blood and the dialysis fluid flow on opposite surfaces of a thin membrane. Waste products are transported from the blood through the membrane and carried away by the dialysis fluid. The body's excess fluid is also removed through the membrane by means of a pressure differential created by the dialysis machine. The entire process is monitored and controlled by the dialysis machine. Hemodialysis usually involves treatments that last 3-5 hours, three times a week and can be performed either in hospital units, in self-care centers or at home. About 89 percent of all dialysis patients are treated with hemodialysis.


dialyzer
blood monitor
fluid monitor
drain
water
concentrate
water treatment

Peritoneal dialysis differs from hemodialysis in that the blood is treated without being removed from the body. Instead, the cleansing fluid is brought into the patient's abdominal cavity, where the peritoneum acts as a dialysis membrane. Dialysis fluid in plastic bags, sterile medical lines, and in some cases a special machine used to pump the fluid in and out of the body, are required in this form of treatment. In the most common form of peritoneal dialysis, known as CAPD, (Continuous Ambulatory Peritoneal Dialysis), the patient manually changes the dialysis fluid approximately every four hours. With APD, (Automated Peritoneal Dialysis), treatment can be performed by a machine, and can thus take place even when the patient is sleeping.



Gambro Healthcare

Emphasizing quality care, efficiency, regulatory affairs and compliance, 2003 was an excellent year for Gambro Healthcare's business in the U.S., both financially and medically. At the same time, new management has set a new agenda for non-U.S. business where the earnings trend has turned upwards.

Financial performance 2003

Gambro Healthcare delivered strong revenue growth, corresponding well with the upper end of the business area's target for 2003. Good patient growth and significantly improved revenues per treatment contributed to currency adjusted revenue growth of 10 percent, to MSEK 15,701 (MUSD 1,941). The revenue growth target set for the year was 8-10 percent currency adjusted. Four percent same store treatment growth was posted for the year in the U.S, and 5 percent in the non-U.S. business. The somewhat lower growth in the U.S versus last year (6 percent) and also in relation to the non-U.S. business is due to a selective growth strategy. "Same store" growth is a term used to denote the increase in the number of treatments performed at a comparable number of clinics.

Earnings before depreciation and amortization, EBITDA, increased by 1 percent to MSEK 2,520 (MUSD 311), while the EBITDA margin improved to 16.0 (14.8) percent. The strong performance in earnings was a result of strong revenue growth, good underlying patient growth, and is a notable achievement for the company, considering that no Medicare reimbursement increases were seen during the year in Gambro's main market, the U.S. This strong performance was achieved in an environment where costs are steadily increasing.

In line with a strategy to pursue organic growth and only occasional, very selective acquisitions, just 4 (5) clinics were acquired during 2003, while 17 (10) clinics were divested or closed and 24 (21) new clinics were opened during the past year.

Gambro Healthcare US

For Gambro Healthcare US, 2003 was a successful year. Working hard to get the details right has paid off, and led to strong financial performance. Increased revenue per treatment was mainly a result of better non-governmental payor contracts, greater collection experience and higher pharmacy billing. The company has also been successful in securing new acute dialysis contracts. These achievements are the result of a focused strategy, targeted to improve both revenues and cost control.

Average revenues per treatment in the U.S. improved to USD 265, a year-on-year increase of USD 13. On the cost side, the company managed a modest 2.5 percent increase in labor costs per treatment, and increased costs for professional liability insurance and legal affairs. Some of the strategic initiatives taken during the year have had a slightly negative impact on the cost side, but are intended to contribute to the overall performance of the company. In this context, costs for pharmaceuticals, costs related to a series of educational initiatives for patients, and costs related to

KEY DATA

	2003	2002	nominal	currency adjusted
Percent of Gambro's total revenues, %	**60**	61		
Revenues, MSEK	**15,701**	16,872	-7%	+10%
No. of employees	**12,719**	12,618	+1%	
EBITDA, MSEK	**2,520**	2,500	+1%	+19%
EBITDA margin, %	**16.0**	14.8		
EBIT, MSEK	**978**	741	+32%	+55%
EBIT margin, %	**6.2**	4.4		

EBITDA: Earnings before interest, taxes, depreciation and amortization
EBIT: Earnings before interest and taxes

REVENUES 1999–2003, MSEK



20,000
15,000
10,000
5,000
0
1999
2000
2001
2002
2003

REVENUES BY MARKET 2003, %



United States 90%
Europe, Africa, Middle East 9%
Asia, rest of the world 1%

GAMBRO HEALTHCARE

- Gambro Healthcare is one of the world's leading providers of kidney dialysis services and offers the full range of hemodialysis services, peritoneal dialysis programs and acute care to more than 54,900 patients in 700 clinics in North and South America, Australia, Europe and Asia.
- In addition to the dialysis service in the U.S., Gambro Healthcare Laboratory Services offers a comprehensive menu of diagnostic services to renal care providers.
- Two organizational segments: Gambro Healthcare US and Gambro Healthcare International.
- Gambro Healthcare International is running a transplantation clinic in Argentina.

STRATEGY

- Operational excellence in dialysis processes, deliver the best medical outcome utilizing the most efficient process to preserve and attract new patients.
- Focus on organic growth, selective acquisitions.
- Be an attractive employer.
- Cultivate the company's good relations with the healthcare community.
- Set the bar as the most compliant provider adapting to new rules and regulations.
- Improve revenues per treatment and develop related sources for revenues.
- Leverage synergies between Gambro Healthcare and Gambro Renal Products.

Dana Moss is 31 years old and has been on dialysis for nine years. She came to the Gambro Healthcare clinic, San Diego East, when it opened in May 2002. Elizabeth "Pinky" Amansec is a registered nurse working as one of the team leaders. The clinic has 21 beds and is currently treating 43 patients. The patients are being treated according to a three-shift set-up, with the first patients arriving at 6:00 in the morning. A treatment session usually lasts between three and a half and five hours. This modern clinic is fully equipped with products from Gambro Renal Products.







GAMBRO HEALTHCARE GEOGRAPHICAL DATA

Number of clinics	2003	2002
U.S.	562	549
Rest of the world	142	144
Total	**704**	**693**
Number of patients		
U.S.	43,350	42,640
Rest of the world	11,500	10,860
Total	**54,850**	**53,500**
Number of treatments in consolidated clinics (thousand)		
U.S.	6,563	6,287
Rest of the world	1,369	1,307
Total	**7,932**	**7,594**

GAMBRO HEALTHCARE US, REVENUE PER TREATMENT, USD


270
260
250
240
230
220
210
200
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Laboratory
Dialysis treatment

the roll-out of an e-signature system all had a degree of impact.

The 2002 reorganization in the Accounts Receivable and Billing Departments had a positive effect on cash collections. During 2003 the company focused on the analysis of outstanding balances and related reserves, which led to further improvement. Due to the favorable outcome of this analysis, the company reversed MSEK 116 of reserves in 2003. (These revenues are not included in the reported revenue per treatment.)

Gambro Healthcare US initiatives in related services are proceeding well. The initiative to develop interventional radiology centers in conjunction with American Access Care and the Philadelphia Vascular Institute is producing encouraging results.

SUBPOENA

During 2003 Gambro Healthcare has continued to provide responsive documentary submissions to the US Department of Justice and to facilitate voluntary Department interviews with certain individuals. Gambro has also begun very preliminary discussions concerning a possible resolution of this matter with the US Department of Justice, but Gambro cannot predict whether or when a settlement will be reached or the terms of any such settlement. Depending on the results of its investigation and the resolution discussions, the US government could invoke, or a settlement could involve, material monetary penalties and various other remedies. The subpoena served on Gambro has necessitated a process that has been and is expected to continue to be expensive to pursue. MSEK 56 (99) in legal fees and other costs of collecting the information requested in the subpoena were accounted for during 2003 (in "Other"). The legal fees for 2004 might be in the same range as those for 2003, but is dependent on any response from the U.S. government.

U.S. reimbursement for dialysis

In recognition of the life-saving nature of dialysis treatment for patients with End Stage Renal Disease, ESRD, the U.S. Government has enacted legislation that makes reimbursement available to providers from Medicare after a patient has been treated for 30 months. During the first 30 months of treatment, the individual dialysis patient is responsible for treatment costs either personally or through his or her insurance company. (As extensive as the costs are, virtually no one pays them personally.)

There are currently three components of the payments: a fixed amount for the treatment (the composite rate); a variable amount for pharmaceuticals; and an adjustable amount for certain laboratory tests. The composite rate average of about USD 130 per treatment covers no more than the cost of the treatment, at best. Dialysis providers, including Gambro are continuously lobbying for changes in the way increases in the reimbursement rate are determined, recommending reimbursements that reflect changes in a market basket of costs. Increases in the composite rate must be voted upon by the U.S. Congress. To date, there have only been two increases since the inception of the program: 1.2 percent in 2000 and 2.4 percent in 2001.

A reimbursement increase has been passed for 2005, according to which the composite rate payment per treatment will be increased by 1.6 percent. No increase for 2004, 2006 or beyond has been specified however. Further changes in the reimbursement level are expected for 2005 and onwards, but are far from certain. Studies will be made to determine how ESRD will be reimbursed in the future. It's likely that the composite rate will be adjusted to include all drugs related to dialysis treatment. Whatever the changes ahead, they may very well have an impact on Gambro's financial performance. The company expects further clarity concerning upcoming changes during the first half of 2004.

Gambro Healthcare International

Gambro Healthcare International is a global enterprise, active on four continents. It does business in a complex global environment characterized by a variety of reimbursement systems, with different healthcare customs and policies in each country. Historically, most of the growth of this business has occurred through acquisitions. Since 2002, company strategy has been revised to give priority to organic growth instead. Although 2003 was a challenging year, programs and projects recently initiated have begun to show results in the form of higher profitability. Business in Argentina has improved significantly since the economic turmoil and devaluation of 2001. In Uruguay and Italy the company has resolved some significant challenges and new management is in place. Argentina, Portugal, Spain and France generated favorable financial figures for the year.

GAMBRO HEALTHCARE'S FINANCIAL OBJECTIVES 2004

- Revenue growth of 6-8 percent
- Operating earnings growing at a slightly higher rate than revenues.

FUTURE PROSPECTS

The renal care market is growing steadily at a rate of about 6 percent from year to year. Gambro Healthcare is well positioned to further enhance its position in the market through continuous organic growth and improved profitability. The company is expecting increased demand for a more holistic approach, or to put it another way: for renal care expressing a continuum of care, improving the health of the patient and decreasing mortality. To an ever-greater degree, Gambro Healthcare will focus on pre-dialysis care and the delivery of optimal dialysis and evidence-based treatments, while developing new dialysis delivery models at the same time.

Challenges

- To counteract cost increases outside the company's control.
- To compensate for flat or reduced government/state dialysis treatment reimbursement levels.
- To meet increasing regulation and documentation demands.
- The Subpoena (see above).

Opportunities

- Developing joint strategic initiatives between Gambro Healthcare and Gambro Renal Products.
- Using clinical infrastructure to increase the range of services and increase revenues per clinic.
- Expanding laboratory services.
- Increasing clinical efficiency by means of initiatives such as the Six Sigma project.
- Developing alternative pricing scenarios.

What do you consider as highlights for Gambro Healthcare US 2003?

We launched our e-signature initiative and made major strides in automating and upgrading lab processes. We have been able to continue increasing revenue per treatment, and experience good organic growth. We have improved productivity and outcomes and continued to improve employee retention rates. However, 2003 has also been a challenging year for us. We continue to provide care without a Medicare cost index update mechanism. Also during 2003, we continued to await the resolution of the U.S. Department of Justice's 2001 subpoena concerning regulatory compliance.



Larry C Buckelew
President and CEO,
Gambro Healthcare US

What are the greatest challenges facing Gambro Healthcare US 2004?

In the area of business care, our biggest challenges are reimbursement and compliance. We need to add more non-government business, which offers us better reimbursement. We must continue to improve our accounts receivable situation by making sure that we are paid promptly and fairly for the services we provide. In the patient care arena, we must continue to improve outcomes and quality of care by encouraging a consistent approach in dialysis adequacy, anemia management, disease management and peritoneal dialysis retention. In a market situation characterized by a shortage of nurses, our employee care goals continue to focus on recruiting and retaining the best caregivers available. Key in this effort will be providing enhanced leadership and employee development programs.

What opportunities do you see on for Gambro Healthcare US 2004?

A further streamlined organizational structure was implemented in January 2004. I believe we will be able to hold down rising costs while meeting our goals for quality, compliance and continuous improvement in patient outcomes nonetheless. I am optimistic that we can help even at-risk patients to achieve better outcomes by using tools such as disease management and taking a consistent approach in treatment. When our patients achieve better outcomes, it helps keep health care costs under control and makes our services more valuable.

What do you consider as highlights for Gambro Healthcare International 2003?

2003 has been a challenging year with changes in management and priorities. The organization has come together and done a very good job, particularly in focusing on solving issues and improving productivity at clinics. Difficult business circumstances in Argentina and Uruguay have been resolved by strong internal forces and more stabilized markets.



Bo-Inge Hansson
President,
Gambro Healthcare International

What are the greatest challenges facing Gambro Healthcare International 2004?

The ongoing challenge is to leverage each country's unique traditions, circumstances and business conditions to the advantage of the customers and patients. We will intensify our efforts for better operational efficiency, portfolio management, medical quality and organic growth. We will also strengthen the identity and mutual confidence of our people, and sharpen and simplify the processes we use.

What opportunities do you see for Gambro Healthcare International 2004?

Business Plans for each of the countries have been distilled into a Key Action Program that will drive the organization forward in 2004. I believe we are a strong team and that will help us achieve improved margins and performance in 2004. The company's competitive edge should be service excellence. The company's medical outcome tracking and follow-up system is the state-of-the-art in our industry and an important tool for the further development of operational performance.

Utmost quality for better medical outcomes

Gambro Healthcare has become a world-class provider of renal care by combining skilled, caring, well-trained employees with the latest in medical practices, information technology and efficient operational procedures.

A well-established team approach ensures that patients receive holistic care that helps them achieve the highest possible quality of life. Gambro Healthcare clinics not only provide dialysis therapy, they also make social workers and dieticians available to address the practical lifestyle needs of patients and their families.

Gambro patient outcomes

During the past year, Gambro Healthcare has further developed a number of initiatives to improve patient outcomes, some as a part of Gambro's Six Sigma project, which encompasses the mapping of the dialysis process; the adequacy of the dialysis treatment; the capabilities of the anemia and osteodystrophy management; etc. The purpose of the project is to achieve optimal dialysis processes in order to improve outcome and operating efficiencies. This should be possible as there are some variations in the dialysis process and actual treatment due to differences in local praxis.

Gambro Healthcare provides treatment according to a quality management program, the main initiatives of which serve to:

- Establish performance standards, defining how to perform the best treatment,
- Establish a clinic-specific methodology for monitoring patient outcomes,
- Disseminate timely, comparative feedback about clinical performance, in order to evaluate medical outcomes and performance, and to implement improvement projects accordingly at the clinic level, and
- Ensure compliance with local, national and international regulations.

Pre-dialysis, pre-ESRD

In order to reduce mortality and improve both the quality of life and medical outcomes for dialysis patients, Gambro Healthcare US offers a unique, comprehensive approach to supporting pre-ESRD patients and their relatives through the Connections Program. The mission of the Connections Program is to build relationships between Gambro and the patients in order to provide early diagnosis, treatment, education and support of people with kidney disease.

The program is designed to provide patients with all the support they may need to live as normal lives as possible before dialysis begins and throughout the treatment process. Working closely with Chronic Kidney Disease educators, the patients will learn how to stay healthy through diet and exercise, how to take control of a life with failing kidneys, the different treatment options available (and which are best for them), and how to plan a smooth transition to dialysis. The Connections team may include a nurse-educator, social worker, dietitian and other healthcare professionals.

GAMBRO PATIENT OUTCOMES

Gambro documents and follows up each treatment. This is an important routine to measure the quality of care. Patient outcomes vary between countries due to healthcare traditions, policies and forms of financing.

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum Kt/V of 1.2 in a thrice-weekly dialysis schedule.

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has provided substantial added value to patient treatment and improved Hemoglobin levels. Gambro Healthcare's anemia management efforts are focused on improving patient hemoglobin levels, especially those that are below 11 g/dl.

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Kt/V ≥ 1.2, %


92
90
88
86
84
82
2001
2002
2003

HEMOGLOBIN ≥ 11 g/dl, %


82
78
74
70
66
62
2001
2002
2003

ALBUMIN ≥ 3.5 g/dl, %


92
88
84
80
76
72
2001
2002
2003

The data presented here include only hemodialysis patients (not peritoneal dialysis patients).

United States
Europe







A renal patient needs a carefully planned diet. The intake of protein and energy must be balanced. For all dialysis patients, a diet with a high amount of protein is prescribed. A large intake of protein enhances the patient's health. Maricris Pratt has been on dialysis for nine months and Kim Patrick, a renal dietician working at the Gambro Healthcare clinic in San Diego East, supervises and discusses the importance of keeping to her prescribed diet.

FLU VACCINATION PROGRAM

During 2003 Gambro Healthcare U.S. performed an extensive flu vaccination program for the dialysis patients, as the risks and mortality is high for patients suffering from a flue.

During 2003, vaccinations were delivered to 27,500 of Gambro's patients in the USA, vaccination were also delivered to family members and care givers.

The vaccination rate for 2003 was more than doubled compare to 2002. The ambition going forward is to increase the rate even further as the outcome has been very good.

DEMOGRAPHICS OF GAMBRO HEALTHCARE'S PATIENTS (AVERAGES, SEPT-DEC 2003)

	U.S.	Europe	Note
Age, years	61.0	62.3	The average age varies by country in the range of 55 to 64 years.
Time on dialysis, years	3.3	4.4	The length of time on dialysis is a function of the mortality rate of the country and of the transplantation rate.
Weight, kg	74.3	66.2	Average body weight of the patients differs significantly from country to country. The prescription of dialysis is dependent on body weight; the bigger the patient, the more individualized the treatment has to be in order to provide an adequate dose of dialysis.
Diabetes as a cause for End Stage Renal Disease, % of the patients	31	17	In many countries diabetes is the most frequent cause of end-stage renal disease, but in some countries the cause is less than 10 percent.

Gambro Renal Products

An upgraded manufacturing structure with increased capacity is coming on line, and a performance improvement program has been initiated to secure future profitability and competitive position.

Financial performance 2003

Revenues for 2003 increased by 4 percent currency adjusted to MSEK 9,911 (MUSD 1,225). This increase included firm growth for synthetic dialyzers in the hemodialysis area and for renal intensive care products in general. The sales trend was strong in France, the Nordic countries and in the U.S. Good growth was also experienced in Spain, Korea, Italy, Canada and China. However, the company continued to face a challenging business environment in Germany and the U.K., where revenues declined. Internal sales, i.e. sales to Gambro Healthcare, showed growth of 5 percent currency adjusted (decreased 9 percent nominal) and account for 13 percent of the total sales of the entire business area.

The operating earnings margin (EBITDA) for Gambro Renal Products was lower at 17.1 percent compared to 18.5 percent last year. The reduced margin is partly due to currency effects. As hedges are renewed over time, the weaker USD is gradually affecting the margins. The EBITDA was also affected by one-off costs due to actions to increase efficiency, including closure of two non-synthetic dialyzer plants, in total an effect of MSEK 65. The business area has also recorded about MSEK 70 in one-off costs for patent issues, and bad debts and related costs in Brazil.

The reduction in the EBIT margin from 9.8 percent 2002 to 6.9 percent 2003, was due to higher depreciation, as a result of a MSEK 55 write-off related to the closure of the two dialyzers plants and depreciation from new investments.

Investments for the future

In hemodialysis the quality and the performance of the dialyzer is crucial when performing dialysis. Gambro is increasing its capacity in order to meet the growing, worldwide demand for its high performance synthetic dialyzers. The construction of additional production lines for synthetic dialyzers was completed during the year, providing the additional capacity to annually produce eight million synthetic membrane dialyzers in Hechingen, Germany and Meyzieu, France. At these two sites, dialyzers are manufactured for both external customers and for Gambro Healthcare clinics. During 2003, Gambro also made the decision to further expand production capacity for synthetic membrane dialyzers. The investment associated with this decision will add new production lines in Hechingen, and increase production capacity by five million units annually. First deliveries from the new plant will reach the market in 2005.

In January 2004 Gambro announced that the company will close its non-synthetic dialyzer plants in Dransfeld, Germany and Koga, Japan. Closure of the plants is a step to further focus on synthetic dialyzers to meet growing market demand and to reach a more efficient production structure. The plants will be closed by the end of June 2004 (see page 16). Gambro estimates the total related costs at about MSEK 190 . About MSEK 72 of the total estimated costs were recognized in the fourth quarter 2003. Severances related to the closures will be recognized in 2004. In a further move the U.S. non-synthetic manufacturing joint venture with Baxter will be terminated by the end of 2004.

Products and services

In 2003 Gambro received FDA approval of the Polyflux® LR Hemodialyzer. This is the newest member of the Polyflux hemodialyzer product line, used for the treatment of chronic and acute renal fail-

KEY DATA

	2003	2002	nominal	currency adjusted
Percent of Gambro's total external generated revenues, %	**33**	32		
Revenues, MSEK	**9,911**	10,212	-3%	+4%
-of which is intra-group	**1,263**	1,389	-9%	+5%
No. of employees	**7,012**	6,923	+1%	
EBITDA, MSEK	**1,697**	1,890	-10%	-8%
EBITDA margin, %	**17.1**	18.5		
EBIT, MSEK	**687**	1,002	-31%	-31%
EBIT margin, %	**6.9**	9.8		

EBITDA: Earnings before interest, taxes, depreciation and amortization
EBIT: Earnings before interest and taxes

REVENUES 1999–2003, MSEK



12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002
2003

REVENUES BY MARKET 2003, %



United States 20%
Europe, Africa, Middle East 63%
Asia, rest of the world 17%



Maricris Pratt and Monroe Billingsley, also known as Mr. B, are both dialysis patients and got to know each other at the clinic being in the beds next to each other. They are both being treated with the help of the Phoenix machine, the Bicart cartridge and the Polyflux filter; all hemodialysis products manufactured by Gambro Renal Products.

ure. The Polyflux LR may be reprocessed for reuse with the same patient and is an important item in Gambro's U.S. product range.

In another development, a needle protection system, Plume SP, which guards nurses against needle injuries was launched during 2003.

Gambro also introduced an innovative training program for the hemodialysis machine AK 95 S—a Flash-formatted package in 20 languages that medical staff can use to train the increasing number of patients choosing to dialyze at home. The Gambro AK 95 S is the first hemodialysis machine to have a remote panel that can be adjusted by the patient. In the home dialysis sector, the new AK 95 S Training Program is of strategic importance for Gambro.

In a concerted effort to reduce product proliferation at Gambro Healthcare's clinics, Gambro Renal Products and Gambro Healthcare International have launched a joint product portfolio optimization program. This will reduce the stock needed on both sides. Beginning with dialyzers, the program will later encompass bloodlines and solutions as well.

Performance improvement program

In order to become more responsive to the customer, improve productivity and profit margins, and further establish a culture of continuous improvement in a challenging business environment, a performance improvement program has been launched. The program covers major functions of the business area, and is designed to maximize manufacturing, supply chain and overhead productivity as well as to optimize product portfolio performance.

A new, already-implemented organizational structure intended to improve the development and production of dialysis machines is part of this program. Development responsibility and resources for the production of hemodialysis machines are now concentrated in Medolla, Italy, instead of being shared with the plant in Lund, Sweden. Conversely, machine resources for renal intensive care were transferred to Lund from Medolla. Development units in Sweden will continue to be responsible for machines in the peritoneal dialysis area as well as for water treatment systems.

The restructuring of dialyzer production announced in January 2004 is also part of the ongoing performance improvement program.

GAMBRO RENAL PRODUCTS

- Global leading player in chronic and acute renal products, boasting strong brands, high quality products and a worldwide market presence.
- Strong tradition of innovation and product development.
- Provides products and services under the Gambro and Hospal brands.
- Production facilities in 12 countries, sales activities in 90 countries, including sales companies in 28 countries.

STRATEGY

- Gambro Renal Products' strategy is to deliver profitable growth through increased capacity for high-demand products, price management and increased efficiency in its product portfolio and production organization.
- Shift from a complex to a more concentrated product range based on common technology platforms.
- Market driven innovation, focused on user-efficiency and treatment outcomes.
- Extend and leverage collaboration between Gambro Renal Products and Gambro Healthcare.
- Consolidate strong position in Europe and expand in markets outside Europe especially Japan, the U.S. and Latin America.

KEY PRODUCTS AND SYSTEMS

HEMODIALYSIS PRODUCTS



Dialysis machines

The dialysis machine can be considered to be the heart of the dialysis treatment system. Gambro specializes in the design and production of complete hemodialysis systems. The Gambro Phoenix™ hemodialysis machines is the latest development. The Phoenix offers a high degree of treatment quality combined with efficiency and ease of use.



Water treatment system

High quality water, both from a chemical and microbiological point of view, is essential for good, long-term treatment outcome. Gambro offers water purification systems which feature reverse osmosis methodology and automated heat disinfection for high microbiological quality of dialysis fluids at all times. The Gambro systems are easy to handle and economical in terms of water consumption.



Dialyzers

Gambro offer a range of dialyzers, also known as the artificial kidney. Within Gambro's Polyflux family of dialyzers there are filters for both single-use and re-use. The dialyzers are equipped with a synthetic membrane, and have been designed to meet high quality treatment requirements with their removal capabilities and biocompatibility.



Dialysis concentrates

Today care providers can ensure that individualized dialysis fluid composition is available on-line. This process has been greatly advanced by Gambro's innovative dry-concentrate system. The system improves the efficiency of clinic operations and since it is small and convenient to handle it saves significant space when transported or stored. Gambro Renal Products offers a wide range of products for all types of dialysis care. In addition to the above-mentioned products - key products and systems for Gambro Renal Products are bloodlines and blood access, disinfectants, clinical software, lines and accessories.

PERITONEAL DIAYSIS PRODUCTS



Machines

With the Gambro Serena™ peritoneal dialysis cycler, which is used for automated peritoneal dialysis (APD), dialysis can be done at home. Usually at night while the patient is asleep. The machine controls the timing of exchanges, drains the used solution, and fills the peritoneal cavity with new solution.



Solutions

The PD solution to the right is used for both APD and CAPD. The latter treatment mode is a continuous and manual mode where the patient exchanges the PD solution approximately 4 times a day. As the peritoneal membrane is a living membrane, the instilled solution should be as biocompatible as possible.

RENAL INTENSIVE CARE PRODUCTS FOR ACUTE TREATMENTS



Machines

Acute renal failure is treated with continuous renal replacement therapy. The Prisma system was the first system dedicated to the fully automated practice of the complete range of continuous renal replacement therapy. A unique integrated pump system and intuitive user interface make the Prisma machine ideal for use by the staff working at intensive care units.



Disposables

The Prisma set is an essential part of the Prisma system. Intensive care patients undergoing continuous renal replacement therapy require treatment that is slow, gentle and well-tolerated, allowing for the exchange and removal of large amounts of fluid and waste products over time. The Prisma sets have a range of features allowing the selection of the right therapy to suit the patient's needs.

GAMBRO RENAL PRODUCTS FINANCIAL OBJECTIVES 2004

- Revenue growth of 3-5 percent
- Operating earnings will be negatively impacted by the ongoing performance improvement program short-term, while the benefits of the program will come late in 2004 and thereafter.

FUTURE PROSPECTS

Gambro Renal Products has favorable prospects of a healthy growth rate and improving its margins. Both the increased focus on support and new services, and increased cooperation with Gambro Healthcare are contributing factors. The company has invested wisely for the future and has a strong product range. Attractive new products will be launched during the next few years.

CHALLENGES

- Continued price inertia.
- Reducing time-to-market for new products.
- Increased competition.

OPPORTUNITIES

- Strong position within Western Europe and more rapid expansion outside Europe.
- Increased cooperation with Gambro Healthcare.
- Increased capacity to produce core products via recent and future capacity expansion.
- Several newly launched leading products within all three business segments.





Gambro Renal Products' largest production facility for dialyzers is located in Hechingen, Germany. The plant is expanding its capacity further by constructing additional product lines, thus meeting the growing demand for synthetic dialyzers worldwide.

What do you consider the highlights of 2003 to be?

2003 has been a challenging year with financial performance below our expectations. The market has become tougher with increased price pressure in many key markets and with some macro-economic trends such as the weaker dollar vs. Euro. Faced with this we have identified many change initiatives at various levels in the organization that ensure we will strengthen our competitiveness and move forward. On the positive side, we achieved double-digit growth in renal intensive care and dialyzers and good progress in many emerging markets, such as Greater China for example.

What are the greatest challenges facing Gambro Renal Products in 2004?

We need to become faster in executing all the good projects we have now identified. We know what we have to do to create a strong business for the future - now we need to execute our plans efficiently. We also need to sell our existing products to defend and wherever possible expand our market position. Internally we need to scrutinize all costs and cut away anything that does not create - directly or indirectly – real, true customer value. Finally and most importantly we need to manage all this change whilst preserving and improving Gambro Renal Products as a good place to work, where we have fun together and support each other.

What about the opportunities facing Gambro Renal Products in 2004?

We have an excellent opportunity to grow both in existing markets as well as in new markets in all our business lines. We have a complete product portfolio of solid products and strong customer relations. If we can combine this with the will to set a new standard we can achieve high performance.



Jon Risfelt, President, Gambro Renal Products

Jon Risfelt was appointed President of Gambro Renal Products in November 2003. Formerly President and CEO of Vodafone Sweden, he succeeded Alain Granger, now a senior advisor to the company. Jon Risfelt brings broad executive experience and management expertise to his new position from years of work in other international companies.

The blood market

Without access to safe blood and a wide variety of blood components, qualified health care as we know it would grind to a halt. On a global basis, the supply of blood simply does not adequately meet demand today.

Blood is the body's most important transport medium, consisting of red blood cells (erythrocytes), white blood cells (leukocytes), blood platelets (thrombocytes), blood plasma and stem cells. Red blood cells are tiny, pliable discs, which are transported through our arteries and veins 3,000 times per day. They deliver oxygen and remove waste products.

White blood cells provide protection when the body is exposed to pathogens or disease. Blood platelets are cells whose main task is to check bleeding. They bind with each other to provide a natural bandage until the wound has healed.

Plasma is a fluid that transports nutrients, salts, waste products and other substances.

Stem cells are found in the bone marrow or, to a lesser extent, in the peripheral blood system. They are the blood's "mother cells", which eventually develop into red or white blood cells or blood platelets.

Due to a shortage of donors and strict deferral guidelines, the global blood market is driven by a constrained supply and episodic shortages of blood and blood components. There is also a continuing demand for increased safety in the world's blood supply as well as a constantly growing demand for red blood cells and for platelets, plasma, stem cells and immunocomponent cells.

Worldwide more than 70 million units of blood are collected annually, the majority in the form of whole blood, but also by harvesting specific blood components. The availability of blood is essential for patients undergoing surgery, for cancer patients and for hemophiliacs.

The blood bank technology market

The blood bank technology market includes products and services that enable blood centers to collect, purify, and store blood components. These products include automatic and manual collection products, filters for removal of white blood cells from red blood cells, IT applications for blood centers/blood banks, post-collection component processing, and sterile solutions in collection bag sets. The global market for blood bank technology approached SEK 10.2 billion (USD 1.4 billion) in 2003 and is growing by about 5 percent a year.

Gambro BCT focuses primarily on the following areas within blood bank technology:

- **Automated blood component collection**
The market for automated blood collection is growing by about 7 percent a year, and amounted to approximately SEK 2.4 billion (MUSD 325) in 2003. Gambro BCT's Spectra and Trima systems are key systems in this market.
- **Automated separation of manually collected whole blood.** Gambro's newly launched OrbiSac system automates the process of separating manually collected whole blood. This is a new market for Gambro amounting to about SEK 1.8 billion (MUSD 253).

CUSTOMERS

Gambro BCT's customers are blood banks and blood centers and are organized in different ways in different parts of the world. Typically they are community owned, not for profit institutions.

Gambro BCT's blood center customers are dealing with the challenges of budget limitations, a decreasing number of qualified donors, an increasing demand for blood components, an increased demand for costly blood testing

MARKET SHARES FOR BLOOD BANK TECHNOLOGY, APHERESIS, %



- Gambro BCT 40%
- Baxter 27%
- Haemonetics 28%
- Terumo 5%

MARKET SHARES THERAPEUTIC APHERESIS, %



- Gambro BCT 58%
- Fresenius 6%
- Haemonetics 4%
- Baxter 11%
- Other 21%

Buffy-coat is the layer of remaining white blood cells and thrombocytes, that exits between plasma and red blood cells after whole blood is centrifuged. Gambro BCT's OrbiSac system effectively separates the valueable thrombocytes from the white blood cells in the buffy-coat, a process that it otherwise done manually.


Plasma
Buffy-coat
(white blood cells
and thrombocytes)
Red blood cells





The OrbiSac system has the capability to automatically combine and purify buffy coat products obtained from whole blood units for platelet production. Higher platelet yields may be obtained in combination with reduced variability compared to manual processing.

and other safety improvements, as well as increased scrutiny by government regulators. Gambro's technologies, designed as they are to collect more blood components from fewer donors, under automatically controlled conditions and better blood purification processes, will help the blood centers.

GAMBRO'S POSITION

For two decades, Gambro BCT has been the market leader in the automated collection of blood components using apheresis technology—a sub-segment within the blood bank technology field. Gambro BCT's current market share is about 40 percent.

Since 1999, the company has broadened its focus within blood bank technology. This is due to the fact that the market, including products for blood collection and processing and blood purification, is considerably larger and growing more rapidly than the market for apheresis alone. As Gambro BCT broadens its operations, the company faces a fairly unchanged competitive landscape.

Within the blood bank technology field, the competition includes:

- **Baxter** 'Transfusion Technology': partners with Asahi and Cerus, with strong blood bag and blood filter position
- **Haemonetics:** traditional automated collection company with plasma and autologous blood recovery businesses
- **Fresenius KABI:** new home to the HemoCare division, whose strengths include apheresis products in Germany
- **Terumo:** strengths include whole blood collection and filtration, especially in Japan
- **Pall:** the world's leader in leukoreduction filters, entering bacterial detection market.

Market for therapeutic specialties

Therapeutic specialties include products and systems for blood plasma replacement, cell based immunotherapy and stem cell therapy, which involves collecting stem cells prior to ablative treatment and then reinfusing them after the treatment. The latter two are rapidly growing markets. Gambro BCT's main product used for this purpose is the Spectra Apheresis System, a system that supports a broad range of cellular and plasma therapies for the treatment of cancer, congenital and immune disorders.

Gambro BCT focuses primarily on the following areas within therapeutic specialties:

- **Therapeutic apheresis.** A process removing disease mediators or disease carrying media from the patient as a therapy or therapy support. The therapeutic apheresis market amounted to around MSEK 800 (MUSD 110) in 2003 and is expected to grow by 3-4 percent per year.
- **The cell therapy market.** The treatment of various forms of cancer is progressing rapidly. In the area of stem cell therapy new chemotherapeutic agents and new dose-intensification protocols are being developed to combat this disease. The market for cell therapy products had a total value of MSEK 138 (MUSD 19) in 2003 and is expected to reach an annual growth of 4 percent. Gambro BCT is the leader in the product market for peripheral blood stem cell collections.

CUSTOMERS

Gambro BCT's customers in the therapeutic specialties area are hospital-based therapeutic and cell collection programs, blood centers and third-party therapeutic and cell collection programs. The users are often therapeutic apheresis nurses and cellular specialists.

Physician prescribers are hematologists, nephrologists, oncologists, and other internal medicine specialists. Other users of the products and systems are cell-based immunotherapy companies.

GAMBRO'S POSITION

Gambro BCT is the leader in the therapeutic apheresis market, with a market share of 58 percent. In addition to a large number of niche players, Baxter, Haemonetics and Fresenius are also active within the therapeutic specialties field.

Market outlook

The customer challenges—the shortage of qualified donors and increased cost to recruit donors—is driving the demand for sophisticated products and systems to increase productivity in the blood centers. Attention to the safety of the blood supply will continue and the new market for pathogen reduction products will become increasingly important in the future.

Gambro BCT

2003 was a year of good sales for new and established products, including above-market growth in the U.S. The business area is well positioned for future growth through a stream of new and upgraded products and a geographically well-positioned organization.

Financial performance 2003

Revenues for Gambro BCT increased by 8 percent, currency adjusted to MSEK 1,784 (MUSD 221) in 2003. Sales in the U.S., which account for close to 60 percent of the revenues, increased by 12 percent (currency adjusted), which significantly exceeded the growth of the market. This growth cuts across the entire portfolio of Gambro BCT products, serving customer needs in automated blood collection, whole blood processing, and therapeutics.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for Gambro BCT increased 28 percent, currency adjusted and the EBITDA margin reached 24.8 percent (21.5 percent). The growth in sales and improved gross margin on products sold contributed to the increase in profitability.

Products and systems

Gambro BCT's Trima Automated Blood Collection System has been installed in approximately 80 percent of the blood collection centers across the U.S. Market adoption of the new Trima Accel collection system has been highly successful in the U.S. and Europe. Trima Accel represents a significant advance for the Trima collection system, allowing blood centers to obtain more products per donor, reduce collection time by 15 percent on average and increase donor comfort.

Gambro BCT received approval from the Japanese Red Cross for its Trima Accel System in 2003. The approval represents a major achievement for Gambro BCT on the Japanese market. Blood transfusions in Japan are the second highest in the world, with the U.S. as number one. The Japanese Red Cross is the primary blood collection organization in Japan, collecting over 20 million units of blood in 2003. Of those collections, approximately 750,000 were automated collections of single donor platelets. Currently, about 4 percent of those collections are carried out using Gambro BCT systems. Given the quality and ease of use, it is expected that the number of collections performed by Gambro BCT systems will increase significantly in the coming years.

In France, Gambro BCT was awarded the contract to supply the *Establissement Francais du Sang* (EFS), France's blood service, with apheresis platelet systems, including equipment and disposable tubing sets. The French market consumes 235,000 apheresis platelet doses per year, with the EFS supplying 85 percent. This agreement will bring up to 60 Trima systems into the EFS over the next 24 months.

In October Gambro BCT's platelet technology was cleared by the U.S. Food and Drug Administration for seven-day storage. Platelets collected with the Trima Automated Blood Collection System and the Spectra Apheresis System can be stored safely and effectively for up to seven days—a significant increase over the previously approved five-day shelf life of platelets. Seven-day platelets produced by Gambro BCT technology can contribute to the evaluation and eventual implementation of bacterial screening because they are the first and only platelets cleared by the FDA and proven viable for the longer storage period.

VISTA is a new software information system that can be connected to Trima and the collection center's or blood bank's main IT system. VISTA is currently proving its value in successful pilot projects in the U.S. In Europe, it has been adopted successfully by eight centers in Spain, France, Switzerland and Germany, each of whom are using the system to optimize their Trima and Trima Accel systems. The VISTA System offers collection centers a way of safely managing and maximizing donation events while enhancing regulatory compliance.

Going forward, good opportunities await for Gambro BCT and its customers, and Gambro is doing its part to make sure that customers are getting the most out of their Automated Blood Collection systems. Trima can collect valuable red cells from type "O" donors, plasma from "AB" donors, and platelets

KEY DATA

	2003	2002	nominal	currency adjusted
Percent of Gambro's total revenues, %	**7**	7		
Revenues, MSEK	**1,784**	1,879	-5%	+8%
No. of employees	**1,281**	1,198	+7%	
EBITDA, MSEK	**442**	403	+10%	+28%
EBITDA margin, %	**24.8**	21.5		
EBIT, MSEK	**261**	165	+58%	+83%
EBIT margin, %	**14.6**	8.8		

EBITDA: Earnings before interest, taxes, depreciation and amortization
EBIT: Earnings before interest and taxes

REVENUES 1999–2003, MSEK


2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

REVENUES BY MARKET 2003, %


United States 59%
Europe, Africa, Middle East 29%
Asia, rest of the world 12%



Kim Le is one of about 400 people who work shift on the production line for Trima Accel in Lakewood, Colorado. The Trima Accel system, comprised of the Trima machine and the Trima Accel Tubing kit, offers Gambro BCT customers the world's most efficient separation technology. Trima Accel requires less blood to be processed during a donation, providing shorter procedure times, and improving productivity. Additionally, the system's low extra-corporeal volume and new configuration options, which limit the blood flow rates, enhance donor comfort.

from the same donation. Using Trima or Trima Accel in combination with VISTA will help centers get the most out of their Trima investment.

Gambro BCT refers to the optimization donation events as Total Component Management (TCM). With donor numbers declining around the world, TCM offers blood collection centers the possibility of securing as much value as possible from every precious drop of blood.

OrbiSac has recently been introduced to separate buffy coat platelets from whole blood. The next step is to use OrbiSac to automate the process for separating whole blood. Provisionally called "OrbiSac Whole Blood" this concept was presented at the AABB (American Association of Blood Banks) conference in San Diego in November 2003. OrbiSac Whole Blood technology will allow blood centers to produce red cells, platelets and plasma automatically from whole blood, a unit at a time. Level one clinical trials are now underway in Amsterdam, and three other locations in Europe have been chosen to complete the in vivo and in vitro studies in 2004.

Pathogen Reduction Technology

Navigant Biotechnologies, Inc. ("Navigant") was organized in 1999 as a development project within Gambro BCT, Inc. and has since been established as a separate company operating as part of Gambro BCT. Pathogen reduction refers to the reduction of disease-causing viruses, bacteria and parasites that can be transmitted in blood components including platelets, plasma and red blood cells The Mirasol™ technology uses a combination of riboflavin (vitamin B2), a natural substance present in normal human blood and a part of the normal daily human diet, and illumination to reduce pathogens. Mirasol™ is the only technology under development today that applies to all three collected components of blood—platelets, plasma and red cells. During 2003, Navigant showed good progress and passed significant milestones. Navigant received

GAMBRO BCT

- Provides technology, products and services to blood centers and hospital blood banks.
- Is a world leader in apheresis and cell therapy, as well as a progressive force within blood component collection and purification technologies.
- Has production facilities in the U.S. and in the U.K., with sales activities in 75 countries around the world.

Blood Bank Technology, the largest business segment, accounts for about 75 percent of total Gambro BCT revenues. Gambro BCT delivers products and services throughout the world that enhance blood quality, safety, supply and cost-efficiency through:

- Multiple component collection of leukoreduced red cells, platelets, and plasma.
- Integrated information technology allowing for Total Component Management.
- Multiple component processing of whole blood.
- Pathogen reduction technologies.

Therapeutics generate the remaining 25 percent of revenues. Therapeutics delivers and supports a range of technologies enabling advances in medical fields such as congenital and immune disorders through innovation in cell collection, specific cell/tissue processing and therapeutic apheresis.

FDA approval to begin human clinical trials on its platelets product. Those trials are underway at two sites in the U.S. The spending for the project 2003 was MSEK 155 (187).

In February 2004 the company announded that it is focusing its technology for application to platelets and red blood cells. The focusing move enables Gambro to better align and leverage the development efforts with future business strategies. Pathogens present in platelets are the most significant transfusion-related healthcare problem worldwide today and the market size for platelets pathogen reduction is estimated at MUSD 500 in the developed nations of the world. Current plans are to introduce the platelets product initially in Europe. Additionally, Navigant will continue pursuing development of its red cells product, which has a market opportunity of over USD 2.5 billion worldwide. The red cells program is in an earlier development stage than platelets. Navigant was awarded a MUSD 2 grant from the U.S. Department of Defense to help develop its technology for red cells in military applications, working in collaboration with Walter Reed Army Institute of Research.

External fund-raising efforts continue. Based on progress and evaluation of the technology, market conditions and external funding opportunities, the development focus for 2004 will be on the programs most likely to support Gambro BCT for specified products and geographical markets. This includes a focus on developing platelet technology and pursuing development of the red cell program, which is in an earlier stage. Navigant expects to spend around MUSD 10 in 2004.

GAMBRO BCT KEY PRODUCTS AND SYSTEMS



Trima® Automated Blood Collection System, (and Trima Accel) based on apheresis technology, collects any combination of all three leukoreduced blood components—red blood cells (including double doses of red blood cells), platelets and plasma—from a single donor in a single procedure. Trima Accel, the latest enhancement of the Trima collection platform, is also the most efficient automated collection system on the market today.

Vista™ Information System is a software solution that integrates and automates business processes and information associated with blood collection. Vista accomplishes this through a combination of software, database and connectivity components. Vista enables blood centers to maximize the yield from each donor by linking the devices—such as the Trima system—with business management processes and the blood center's existing software systems.



OrbiSac System™ is the first system created for whole blood processing that integrates multiple processes: combining pooling, centrifugation, expressing, and sealing of buffy coats all in one instrument. These tasks are otherwise carried out through labor-intensive steps. Blood centers are ordinarily faced with time-consuming, error-prone manual operations for buffy coat processing as a consequence. The current OrbiSac system allows for automated processing of buffy coats, which are then purified for platelet production. Future protocols are currently being developed on the OrbiSac system for additional worldwide whole blood component separation.



COBE® Spectra™ Apheresis System is the world's most extensively used apheresis system for blood component collection, therapeutic apheresis and stem cell therapy. The system is characterized by its high degree of flexibility and versatility. In apheresis technology, blood from a donor or a patient is centrifuged to separate it into its components. The technology allows for components to be returned to the donor or the patient, enabling more efficient use of the blood. Apheresis is used both to collect blood components and, during the treatment of patients, to therapeutically remove and replace blood components. In stem cell therapy, a rapidly growing market, the technology is used to remove peripheral stem cells prior to ablative treatment, and then re-infusing the cells after treatment.



COBE® 2991 Cell Processor enables the user to develop a wide variety of procedures for washing and concentrating cellular components. Applications range from time-tested deglycerolization procedures to innovative bone marrow processing and cell separation techniques, including density gradient separation.

GAMBRO BCT'S FINANCIAL OBJECTIVES 2004

- Given the strength of the Gambro BCT product portfolio, the company is positioned to continue 8 percent constant currency growth into 2004, while protecting operating margins.

FUTURE PROSPECTS

Gambro BCT is the world leader in the apheresis market today. With a strong brand that enjoys worldwide recognition, Gambro BCT's competence in blood bank technology make it well positioned for revenue and earnings growth through:

- Evolving from an apheresis company to a blood bank technology company.
- Obtaining market adoption of Total Component Management technology.
- Protecting and extending the cell therapy and therapeutic apheresis business.
- Expanding geographically outside the U.S.

Challenges

- Fairly slow market adoption of automation, in an environment where most market growth will be based on the conversion from manual to automated processes.
- Reimbursement levels for Gambro BCT's customers in national markets.
- Regulatory constraints slowing the adoption of new products.
- Rapidly changing market needs, expressed as unanticipated new issues.

Opportunities

- Promote and support increasing automation in blood collection and component processing through innovative products and services.
- Market adoption of Total Component Management.
- Geographical expansion outside the U.S.
- Expand into whole blood processing and the component lab.
- Further develop and market a new line of fluids (solutions).
- Offer a new enabling cell processing system for clinical and biotech researchers.



A joint project between Gambro Healthcare and Gambro BCT places the Cobe Spectra Apheresis system in a Gambro Healthcare clinic in La Jolla, California. By partnering with Dendreon Corporation, a biotechnology company that is creating cell-based vaccines for the treatment of cancer, Gambro Healthcare staff (represented in this photo by Renal Nurse Debbie Barthel) have been trained to collect a patient's cells by performing a leukapheresis procedure utilizing the Spectra system. After the white blood cells are collected they are sent to Dendreon who isolates the dendritic cells and incubates those cells to create a vaccine. The cells are then reinfused to help the patient's immune system fight cancer. Gambro BCT, in Lakewood, Colorado, manufactures the Spectra system.

What do you consider the highlights of 2003 to be?

2003 was an outstanding year. Our commitment to our internal processes has given us organization-wide discipline and focus. We exceeded our sales, operating income and cash flow targets. Our sales and marketing people around the world achieved excellent results for all key products. The Quality Index for Spectra and Trima disposables has never been better. 2003 saw Trima Accel get government approval in Japan and FDA approval of 7-day platelet storage for Spectra and Trima platelets. In 2003 we also expanded our knowledge and understanding of the component lab through the introduction of OrbiSac for buffy coat platelets. Navigant and its Mirasol Pathogen Reduction Technology project continued development and reached important milestones.



David Perez
President, Gambro BCT

What are the greatest challenges facing Gambro BCT in 2004?

We must continue to improve upon our excellent product quality and further expand into emerging markets.

What about the opportunities facing Gambro BCT in 2004?

This is a great time to be in the blood banking and transfusion medicine industry. We will continue to grow and expand our global leadership position in Therapeutics, Automated Blood Collection and Automated Blood Processing. Now that we have Trima Accel approved in Japan, we must capture market shares. We should use Total Component Management, Vista and Trima Accel to convert whole blood donors to automated procedures.

Customer needs propels innovation through the R&D pipeline

A more competitive environment in the dialysis industry requires attention to the development of the complete dialysis process. Gambro has shifted from product-oriented research to a holistic treatment System approach. Within the blood component business Gambro is well positioned for profitable growth, short-term as well as long-term due to a number of successful new products.

During 2003, Gambro invested a total of MSEK 611 (MUSD 76) in research and development, of which MSEK 134 amounted to capitalized development costs. Of the total invested, approximately MSEK 155 (MUSD 19) were related to Navigant's Pathogen Reduction Technology.

Customer driven R&D

Gambro operates in an increasingly competitive environment. Some former high-end products have become low-cost, high-volume products instead. Along the entire chain of delivery, customers are demanding equal or better quality at lower prices. Today, about 10 percent of the cost of a dialysis treatment in the U.S. is related to disposables and about 35 percent is related to labor costs. Customers are now more process-focused, and are giving more thought to the advantages of easy-to-handle products and labor savings. Over the last two years, Gambro has carried out a number of projects to map the actual treatment process, to reduce variances in treatment and increase efficiency. In product and process research and development, the company is working simultaneously on short, mid-term and long-term issues.

Corporate Research

Gambro is currently involved in several projects related to renal care including the following:

- Mapping and optimization of the dialysis process. Gambro is systematically mapping all the components in the treatment process, including the medical aspects, the products and the work flow at the clinics. Mapping of the dialysis process has led to the development of several concepts aimed at making it easier for the user to perform the best treatment in the shortest time possible.
- Development of sensors and decision-support systems that help clinicians ensure delivery of optimal treatment for each patient.
- Continuously improve biocompatible materials and dialysis fluids to subdue the body's reactions to foreign materials and fluids.
- Additionally, Gambro is exploring alternative (to membranes and centrifuges) separation methods for separating different solutes and cells in biological fluids and new devices for use in various forms of emerging cell therapies.

R&D at Gambro BCT

Research activities within Gambro BCT are aimed at increasing the understanding of basic biophysical mechanisms in transfusion medicine and therapeutic treatments. Projects always focus on customer needs, in both blood bank and therapeutic operations. Main focus areas are new methods related to blood collection, automated processing, leukoreduction, the safety and the comfort of the donor and methods for reducing the risk of spreading illnesses via blood transfusions. Some project examples:

- Gambro BCT has originated a unique technology, Mirasol Pathogen Reduction Technology, PRT, that uses light and riboflavin to alter the nucleic acids of pathogens, rendering them inactive (for more infomation see page 24 in this annual report).
- The company has developed automated blood-collection systems both to increase the efficiency of collecting blood components and to improve donor comfort, as well as to allow the blood center to collect the right component at the right time in the most efficient manner possible.

R&D ORGANIZATION

Some 500 employees are working with research and development at Gambro. The long-term research is concentrated at Corporate Research (employing about 70 people, approximately one-third of whom have PhDs), while the business areas assume direct responsibility for product development. Gambro's principal strength in the research area is the company's close association with clinical activities both internally through Gambro Healthcare clinics and externally, with universities, institutes, practicing physicians and suppliers.

GAMBRO'S CORE R&D COMPETENCE IS IN:

- Blood and cell-based solutions
- Molecular and cell-separation technologies
- Medical device manufacturing
- Sensor technology and information systems
- Treatment systems
- Biocompatible materials
- *Fluids for dialysis*
- Quality assurance of dialysis care

KEY DATA	**2003**	2002	2001
Investments in research and development, MSEK	**611**	661	618
-of which capitalized	**134**	157	195
-of which costs related to Navigant Biotechnologies	**155**	187	133
% of total revenues from Gambro Renal Products and Gambro BCT invested in R&D	**5.2**	5.4	5.4

DISTRIBUTION OF GAMBRO'S R&D



700
600
500
400
300
200
100
0
2001
2002
2003
Corporate
Navigant Biotechnologies
Gambro BCT
Gambro Renal Products



Navigant Biotechnologies is developing techniques to improve the safety of the blood supply by reducing the pathogens found in donated blood. The Mirasol Pathogen Reduction Technology (PRT), applies light and riboflavin to alter the nucleic acids and proteins of pathogens, rendering them inactive.

Above, George Luznik is adding virus to a red cell product. The red cell is then exposed to light and riboflavin. A microscope is being used to look for red cell aggregation in a cross-match sample, which is then given a score to indicate the level of agglutination (clumping together of antigen-carrying cells or micro-organisms) or the absence thereof.

- Information and documentation systems for storing information about donors, processes, and the content of the final blood products (as well as inventory management) are undergoing continuous development to increase efficiency and product, process and documentation quality.
- During the past year, Gambro BCT has increased research and development efforts in the area of automated systems for whole blood processing and in the blood component lab.
- Advances are also being made in cell therapy research aimed at developing simpler and more cost-effective systems for treating stem-cell products. New methods are being developed to separate out cells with undesirable characteristics.

Patent related activities

The Gambro patent department works actively to safeguard the company's investments in research, development, innovation, acquisition, cooperation, authorship and identity. The company continuously identifies innovations that have strategic value and should be protected by patents.

During 2003 Gambro filed 155 patent applications, including 48 first filings for new inventions, the remainder being to geographically extend filings made in prior years. Gambro was granted 158 patents in 2003. During the past 10 years Gambro has obtained 1,712 patents.

R&D OBJECTIVES AND PROJECT EXAMPLES FROM 2003

• To maintain competitiveness in Gambro's core businesses through the development of existing product-lines and processes.

• To develop high quality new products at low cost, enabling highly efficient delivery of the best therapies

Examples from 2003: Gambro Renal Products continued the development of synthetic dialyzers and upgraded the production process to maintain competitiveness. To strengthen the development of dialysis machines and reduce time to market, a new organizational structure was implemented. Development of hemodialysis machines is now focused to Medolla, Italy and the renal intensive care and peritoneal dialysis machines are developed in Lund, Sweden. At Gambro BCT, Trima Accel represents a significant improvement over previous Trima technology.

• To pursue new niches of growth and profitability in core businesses

With increased price pressure and competitiveness in our core businesses, it is becoming increasingly important to identify and pursue select, potentially more profitable related areas to improve Gambro's overall margins. In order to identify areas of opportunity for future business, Gambro is continuously performing extensive mapping of customer needs in the area of acute and chronic renal disease, as well as in blood banking. There were a number of different projects addressing related and new niches in 2003. Examples include the development of automation for the component lab which is ongoing, and innovative and improved versions of existing disposables within the renal areas such as catheters.

• To pursue adjacent strategic step-outs based on core proficiency

Gambro has acquired a variety of key capabilities and other intangible R&D related assets over the years. Related areas are continuously being examined to identify opportunities that could bring growth beyond today's core businesses. Gambro continues to seek opportunities that leverage our global market presence and broad customer base, as we have done with the in-sourcing of the OrbiSac technology for whole blood processing. Examples from 2003 include the research on, and the further development of Gambro's own Pathogen Reduction Technology and the investment in Sangart Inc. (an oxygen carrier developer).

Sharing common values, working towards common goals

Managing and developing Human Resources at Gambro means providing opportunities for all employees to realize their full professional potential.

Gambro has nearly 21,200 employees spread around the globe in about 40 countries. Effective talent management is one of the most important challenges facing corporations such as Gambro today—a challenge that will certainly continue to grow in importance and complexity in the years to come. Gambro is currently conducting several long-term projects intended to further develop and enhance employee skills.

Management training

Gambro LEADER is an initiative including a variety of programs, activities and courses to attract, develop and retain Gambro leaders, to fulfill the needs of today as well as tomorrow. The LEADER program's four prime activities are:

Gambro Leadership Development Process (LDP) is a thorough review and development discussion between employees and their managers to identify each individual's strengths, weaknesses, and growth potential. As a part of this process, Gambro has established procedures for taking action on issues concerning managerial development and career planning. These procedures are designed to ensure that internal promotion will be the priority, that most vacancies will be filled from within Gambro, and that Gambro will be able to maintain world-class leadership capabilities throughout the Group.

Leadership Fundamentals is the first step in Gambro management training. The objective of this program is to provide the participants with a toolbox for daily leadership decision making and an understanding of Gambro's organizational structure, vision, shared values, and mission. In late 2003, the first course was held at the Gambro BCT office in Brussels. Employees from all three business areas participated in the course.

Local Leadership Programs are handled on a country or a regional level and adapted to the local business environment and current demand for personnel development.

Gambro International Management Program, (IMP), is a leadership program for upper-level managers at Gambro. The program takes a general-management perspective on leadership, strategy and global dynamics. Since its launch in 1999, a total of about 270 company leaders have participated in this three-week program with a goal to improve individual leadership skills and self-knowledge; increase awareness of business strategies, vision and corporate culture; and to build networks.

Other HR activities

In accordance with EU directives, Gambro introduced a pan-European workers council in 1999, through which the company and trade unions can meet. Gambro's European Works Council (GEWC) meets once a year. The 2003, two-day conference had around twenty participants from Italy, Germany, Sweden, France, Spain, Portugal, Hungary, Denmark and the Czech Republic, as well as ten representatives from Human Resources.

Compensation systems

Gambro's stock option program for executives and other key employees was expanded in 2003. The Board of Directors of Gambro resolved to introduce a Long Term Incentive Program consisting of three parts: a stock option program, similar to the programs introduced in 1999-2002 and two new types of programs based on the allotment of shares (a restricted stock program and a performance share program). The fundamental principles are that the remuneration to key employees of the Group shall be individual, based on local market conditions, and facilitate Group efforts to recruit and keep the best employees in a competitive environment. (For further information see note: 3).

Global Job Posting System

In 2003 Gambro's web-based Global Job Posting System became an effective source for internal and external recruitment. Since its start in February 2002, the system has processed 12,400 applicants, 11,000 of which were external and 1,400 internal. Of the applicants that filled about 1,000 positions in 2003, 22 percent came from job posting online, 23 percent from internal recruitment and 19 percent from newspaper ads. The remainder came from a variety of other sources.

Gambro Healthcare

Gambro Healthcare is committed to attracting and retaining the very best employees to provide the best care. The company ensures the professionalism of clinical and support staff through training programs that lead the industry and by focusing on employee care.

All of Gambro Healthcare's 12,700 U.S. employees were invited to participate in an Employee Engagement Survey in 2003. The results showed that the overall commitment score has improved significantly since the survey was last

The shared values and beliefs of Gambro's many employees worldwide help us to cooperate with one another, with patients, and with other customers and stakeholders.

EXCELLENT BUSINESS PERFORMANCE
- Customer orientation
- Quality
- Leadership and initiative
- Performance ethic
- Results orientation
- Competency

COOPERATIVE SPIRIT
- Patient commitment
- Open and active communication
- Teamwork
- Respect and trust
- People development
- One global company

HIGH ETHICS
- Honesty / integrity
- Good citizenship
- Dedication to environment
- Courage



Ti[illegible] Bennett and Tanya Catalano, Assemblers



Kim Patrick, Dietician



Elizabeth "Pinky" Amansec, Registered Nurse

EMPLOYEES BY MARKET 2003, %



- United States 55%
- Europe, Africa, Middle East 37%
- Asia, rest of the world 8%

EMPLOYEES BY BUSINESS AREA 2003, %



- Gambro BCT 6% (1,281 employees)
- Gambro Healthcare 61% (12,719 employees)
- Gambro Renal Products 33% (7,012 employees)

At the end of 2003, the total number of employees amounted to 21,193 (20,907).
For further information and statistics see note 3, in this Annual Report

KEY DATA

	Average age 2003	Personnel turnover % 2003	Personnel turnover % 2002
Gambro Healthcare US	41	20	21
Gambro Renal Products			
Italy	36	5	7
France	40	8	5
Germany	39	5	N/A
Sweden	41	6	10
Gambro BCT	41	11	14

Value added (earnings before interest, taxes, amortization and depreciation plus wages, salaries, and remuneration, incl. social security contributions) per employee amounted to 625,000 SEK 2003 (668,000).

performed in 2000. Employees reported increased satisfaction in areas of pay, working environment and benefits. Most importantly, survey results showed that Gambro's values closely match those held by employees and that the sense of accomplishment are above the norm.

Gambro Renal Products

As Gambro Renal Products is a truly global organization it is essential to focus HR activities on international people development. The frame for this has been set in a new Human Resources Policy for Gambro Renal Products, effective from 2004. In order to use the potential of Human Resources more effectively, international exchanges have been intensified. Both international and local programs support the further development of the skill set of the managers and employees.

Gambro BCT

Gambro BCT is a global organization with great opportunities for career development and career shifts within and between a number of different areas. Training and education is an important part of day-to-day work. All employees are expected to spend 40 hours in continuing education per year in order to develop new skills or refine current ones. Problem-solving and speed reading classes are just two of the courses available to everyone.

Gambro BCT also runs a mentor program where both the novice and the mentor gain valuable experience. The program has been designed to advance creative interpersonal interaction for success in both a business environment and the outside world.

Sustaining life with environmentally responsible products and services

Gambro exists to save lives and to improve patient quality of life. In this context, capitalizing on market opportunities for sustainable products and services entails avoiding environmental risks for the patient, society and staff.

All but one of Gambro's production units are operating according to environmental management systems (EMS) that have been certified in accordance with ISO 14001 (the international standard for EMS). The EMS of the remaining production unit is scheduled to be certified during 2005.

As EMS implementation and certification are being completed, attention is turning to the maintenance and further development of these systems. Gambro will also increase the company's effort when it comes to supplying facts and figures to a wide variety of stakeholders, mainly inside for benchmark purpose but also outside the company. This information includes the corporation's commitment to the environment and its actual environmental performance as well.

In implicit recognition of a job well-done, Gambro continues to be included in the Dow Jones Sustainability Index.

One of the major tasks assigned to the environmental managers at Gambro's main facilities during 2003 was to come to terms concerning a practical description of specific Environmental Performance Indicators (EPIs) and to subsequently implement them. The underlying data that have been collected to date have proven valuable for internal control and plant-specific comparisons.

Social responsibility

Gambro corporate culture is based upon a commitment to high ethics, a cooperative spirit and excellent business performance. At Gambro these are called "Shared values and beliefs". Each individual Gambro employee is responsible for behaving in accordance with our ethical standards (see page 28).

Global efforts, local achievements

Here are a few selected environmental protection highlights for 2003 from Gambro's production units around the world:

In France, the Meyzieu plant manufactures dialyzers. The ethylene oxide (EtO) sterilization facility has been an envorinmental challenge due to high EtO emissions. During 2003 an EtO emission control unit was built in order to reduce the amount of ethylene oxide emitted into the atmosphere. Thanks to this installation, the concentration of ethylene oxide in the exhaust from the sterilization system is now less than 1 mg/Nm^3, and thus

THE AIM OF GAMBRO'S ENVIRONMENTAL WORK

- To improve resource utilization.
- To improve waste management for both Gambro and its customers.
- To reduce energy consumption for both Gambro and its customers.
- To exercise life-cycle process thinking when developing products and selecting raw materials.

GAMBRO'S ENVIRONMENTAL ORGANIZATION

Each production site has an environmental manager, who reports to the local management. Measurable, assessable objectives for the company's environmental work are set locally. In line with the group-wide environmental program established in 1997, Gambro environmental management is being carried out in a decentralized manner, by means of locally tailored environmental managements systems (EMS), that are organized and certified according to ISO 14001. Gambro has continued its efforts to integrate environmental issues with health, safety and quality issues. Wherever practicable, management systems for quality, environment and/or health and safety have been merged, in order to avoid overlaps. Common work instructions are gradually being established that address all of these areas. This makes the management systems more efficient while simplifying routines for individual employees at the same time.

ENVIRONMENTAL IMPACT

Gambro's primary impact on the environment is attributable to two main factors:

Production of plastic single-use articles. For safety reasons such as preventing the spread of infections, certain medical device components may only be used once. For many applications, the material of choice is (plasticized) PVC. For years, Gambro has been investigating various options for reducing the use of PVC or even replacing it entirely. One example along these lines is an effort to reduce the use of ftalates, such as DOP (DEHP). The bloodline plant in Tijuana, Mexico started production of DOP-free PVC blood tubing in 2003. This pilot project is making good progress, but it is too early to claim any victories in what must be considered a long-term battle.

Water-consuming processes in conjunction with dialysis treatment. A normal dialysis treatment consumes about 120 liters of water plus about 30 liters for the disinfection and subsequent rinsing of the dialysis equipment. Each patient undergoes about 150 treatments a year. It is thus fair to estimate that the worldwide, dialysis patient community consumes some 25 million m^3 of water per year. Unfortunately, this represents a fundamental process restraint that Gambro cannot affect in any significant way.



Gambro BCT production employees have to stay sharp and keep their concentration while producing quality products. To reduce physical stress and maintain mental alertness, they rotate work stations, and participate in stretching exercises at regular intervals. Photo showing: Tina Bennett, Patricia Erickson, George Bath, Melissa Feltner, Rebecca Garcia and Robert Shedd doing some stretching exercises.

well below the international restriction norm of 2 mg/Nm^3. A fully automatic installation, it controls the concentration of ethylene oxide in the air-flow before the catalytic burner to prevent the risk of explosion.

Meanwhile, at the Hechingen plant in Germany—a facility that manufactures dialyzers and concentrates—recycling through the new water recovery plant has been implemented, which means that water savings in the range of 20 percent can be achieved once it's fully operational. Relatively clean water that was previously discarded as effluent into the normal wastewater drains can now be reused for production purposes after passing through the water recovery plant.

Employees at the Gambro plant in Medolla, Italy, which manufactures bloodlines and dialysis machines, have begun to recycle soft PVC in their bloodline production activities. Although data is being compiled, it is still too soon to assess the success of this project, but compelling anecdotal evidence is nevertheless encouraging.

In the United States, at the Daytona Beach, Florida plant, great strides have been made to optimize the water treatment process in the manufacture of concentrates. Water consumption has been reduced in both cleaning and cooling contexts, without negatively affecting the quality or increasing the quantity of water used in the production process. Through reverse osmosis optimization and cooling-water reduction in the ozone generator, Gambro expects to see annual savings of potable utility-furnished water amounting to 15 percent or more of total consumption. Despite increased production volumes in the second half of 2003, potable water consumption was reduced by 14 percent compared with the usage in the first half of 2003. Because of the reduction in consumption, the effluent discharge to the local utility was also reduced by a volume of 40 percent.

The Group's Swedish operations do not require a permit in accordance with the Swedish Environment Code. One part of the operations of one Swedish subsidiary is subject to a reporting obligation in accordance with the Swedish environmental legislation relating to the production of plastic products.

Risk management

Risk management program

Gambro has a formal risk management program, designed to identify, assess and control key risks facing the group and to support Gambro management in their daily work of making decisions and doing business with an optimal trade-off between risk and opportunity. In the enterprise risk management process, identified key risks are continuously addressed on all levels in the organization and in the strategic planning process. All major risks are followed-up monthly at Executive Committee meetings and at each Board meeting. Gambro has categorized risks in four areas: 1) operational risk, 2) strategic risk, 3) knowledge risk and 4) financial risk. Risks can be company specific, or industry or geographical market related. Some risks can be fully managed by the company; others are outside its control. With its risk management program, Gambro identifies risks and opportunities at an early stage in order to be able to manage and mitigate developments in an efficient manner. This section contains major identified risks and how they are managed within Gambro.

Operational risks

• **Revenue and earnings risks.** Gambro's long-term growth is mainly related to worldwide industry patient growth and country specific reimbursement systems. Changes in the U.S. reimbursement system could have a major impact on the company's financial performance as approximately 40 percent of the group's revenues are generated from public paid treatments in the U.S. Gambro takes a pro-active role in the regulatory process in the U.S. together with other leading providers in the industry.

In the renal product area, the company is facing price pressure of on average 2-3 percent points per year due to competitive market conditions. This and related risks are managed by proactive measures in the marketplace on the part of the sales, marketing and production personnel working with customers and other payers. Through focused long-term R&D efforts, the company is challenging the competitive environment. Gambro's strategy to focus on organic growth with only selective acquisitions has been a successful strategy. The company has experienced well-balanced revenue and earnings growth since the strategy was first implemented.

• **Service delivery and production risks.** Gambro's ambition is to deliver the best medical outcome at low cost. This is managed by operational teams responsible for the daily delivery in each step—from developing, manufacturing and supply of products to the delivery of services. In order to avoid delivery and production risks in the healthcare context, it is essential to have good relations with the healthcare community: hospitals, universities, physicians etc. Gambro is continuously reviewing its production structure and service delivery. World-class manufacturing is a program within Gambro Renal Product's improvement project, aimed to further improve manufacturing efficiency through optimized plant structure, lean manufacturing, and design to reduce cost. Gambro Healthcare's Six Sigma program is in place to improve productivity in the clinics.

• **Legal, regulatory and compliance risks.** Gambro's primary markets are subject to strict regulation. To follow rules and regulations in an efficient way, and rapidly adapt to changes that have been identified, serves to mitigate risk in this area. Gambro has a rigorous compliance organization to follow up on changes and to support the company's employees through education. The area of legal and regulatory compliance are managed through a combination of Gambro's specialized teams and external legal and consulting services.

• **Credit risks.** Gambro faces normal credit risks related to credit terms extended to its customers. Sales are managed at the local level. The Group credit policy provides rules for this purpose by listing processes for granting credit, monitoring payment compliance and so on.

• **Political risks** primarily involve healthcare reimbursement systems, healthcare policies and traditions in local markets. Gambro benefits from the global privatization trend in the healthcare sector. On the other hand, public sector cutbacks lead to greater pressure on levels of reimbursement and the prices of products. Volatile economical, social and political conditions in certain countries also figure into political risk management.

• **Supply risks** refer to the prices and availability of products and raw materials. Availability is managed by ensuring that Gambro has access to more than one supplier and that detailed plans exist for recovery in emergency situations. Similar measures have been taken to reduce price risks, but in the U.S., Gambro and the rest of the industry are faced with one supplier that has a monopoly on EPO, a vital pharmaceutical for patients with anemia problems in connection with dialysis treatment. No price increase for EPO affected Gambro in 2003. A new contract has been established for 2004 and 2005, and Gambro estimates that it can mitigate most of the increase within the frame of the agreement.

• **Property and liability risks.** A number of technical risk inspections are carried out each year at manufacturing units to reduce the risk of operational stoppages. Gambro Corporate Risk Management (CRM), in cooperation with local operations have mapped and are handling these risks. CRM's task is to ensure that the Group has satisfactory insurance coverage and to provide active support for Group units in the minimization of exposure to loss. Gambro Reinsurance S.A. in Luxembourg and Gambro Insurance Co. in the U.S. provide reinsurance services for the Group, thus assuming a portion of the risks insured.

Strategic risks

• **Corporate governance and policy risks.** Transparency and consistency in information and governance are examples of areas with the highest priority for the Gambro Executive Committee and the Gambro Board. The company has a structure and a number of processes in place to control and mitigate policy and governance risks.

• **Business development risks and long-term planning risks** are addressed in detail when the company's strategic plan is annually reviewed in Gambro's strategic planning process. One of the main objectives of the plan is to find and capture short, medium and long-term opportunities in order to add discernible and relevant value for stakeholders. Business development risks and long-term planning risks are managed through joint efforts between the business area management, Gambro Strategic Development, and the Executive Committee.

Knowledge risks

- **Intellectual property risks.** Gambro's patent department works to protect Gambro from risks related to intellectual property.
- **Information technology risks.** These risks are managed through a combination of business area management and corporate management. An IT Board, chaired by Gambro's chief financial officer, consisting of senior level IT personnel from throughout Gambro, has set policy and standards, shares knowledge, and coordinates Gambro-wide initiatives, e.g. in the area of information security.
- **Human resource risks.** A key success factor for Gambro is to be an attractive employer. By mapping employee satisfaction in different areas of the company and subsequently adapting to the feedback, human resource risks are managed through a combination of business area and corporate management.

Financial risks and policies

Gambro's financial policy sets out how responsibility for financial operations is to be delegated within the Group, which financial risks the Group is prepared to take on, and guidelines for how these risks are to be limited.

The policy is designed to control and limit the following financial risks:

- Currency risks (transaction and translation exposure)
- Funding and interest rate risks
- Liquidity and credit risks in the financial markets

The policy is resolved by Gambro AB's Board of Directors and revised annually.

POLICY FOR MANAGING CURRENCY RISKS (TRANSACTION AND TRANSLATION EXPOSURE)

Transaction exposure

Transaction exposure is changes in cash flows due to fluctuations in currencies. Currency risks from financial flows relating to loans and investments are avoided by having the Group companies borrow and invest in local currencies or hedge such flows in full. Currency hedges are to take the form of forward contracts. All contracted flows are to be hedged in full and at least 90 percent of forecasted flows up to 6 months ahead, and at least 50 percent of flows 6 to 12 months ahead, are to be hedged. The Group's currency hedging policy means that fluctuations in exchange rates for payment flows impact earnings after a certain time lag. In theory such fluctuations will have their full impact on the Group after nine months but in practice the impact is more variable as flows are hedged continuously and exchange rates are constantly moving.

Translation exposure

Translation exposure is the effect when translating the income statements and balance sheets of foreign subsidiaries into Swedish kronor for the consolidated income statement and balance sheet. Translation is a reporting effect and only materializes in the form of a transaction effect as described above. For example, a profit earned in US dollars will have a negative translation effect if the US dollar depreciates but the actual currency effect - the transaction effect - for the Group is zero if the profit is reinvested in the U.S. Income statement items are translated at the average spot rate during the year and balance sheet items at the spot closing rate of December 31. The translation effect of exchange rate movements on the Group's equity (i.e. net assets in foreign currencies) is not hedged. Forward hedging of net assets would mean that Gambro would have its entire risk capital base in Swedish kronor, which is not in proportion to the company's business activities as 99 percent of its business is outside Sweden. This type of hedging can also have major cash flow effects when rolled over. However, intragroup dividends are hedged once the dividend has been decided.

POLICY FOR MANAGING FUNDING AND INTEREST-RATE RISKS

To maintain financial flexibility and limit funding risks (i.e. the risk of not being able to meet the Group's capital needs), committed credit facilities of at least MSEK 5,000 are to be available at all times. The policy sets limits on the proportion of total credit facilities for which any one counter-party may hold. Interest-rate risk is defined as the risk of movements in market interest rates in various currencies impacting the Group's earnings. The interest duration of the Group's borrowings and investments determines how quickly interest-rate movements impact earnings. The policy specifies that the average interest duration for the Group's net debt as a whole must be between three months and three years. This applies to all interest-bearing assets and liabilities, including off-balance-sheet instruments such as futures, options, interest rate swaps and forward rate agreements.

POLICY FOR MANAGING LIQUIDITY AND CREDIT RISKS

The Group's policy is that liquid funds may be invested only in financial instruments that can be cashed in at short notice or have a highly liquid secondary market so as to reduce the liquidity risk. Investments may be made only in highly liquid low-risk interest-bearing securities (counter parties with short- and long-term ratings of Prime 1 and A1 from Moody's or A-1 and A+ from Standard & Poor's). There are also limits on the level of exposure to each counter party to further reduce the credit risk.

Gambro AB has concluded master netting agreements with most financial counter parties. Under these ISDA agreements, net receivables and liabilities between the parties are netted on a bilateral basis. Standardized forward rate agreements (interest rate derivatives) are settled monthly through the Stockholm Stock Exchange (*Stockholmsbörsen*).

Sensitivity analysis

CURRENCY RISKS

Table 1 illustrates the translation effect of a one percent increase in the value of the Swedish krona on 2003 revenues, Earnings before interest, taxes, depreciation and amortization (EBITDA), Earnings before interest and taxes (EBIT) and Earnings before taxes (EBT). The total impact on EBT before hedging transactions would be MSEK -5. The relatively small impact on EBT due to currency fluctuations can be explained by the fact that most operations within Gambro are on a local level with both revenues and expenses in the local currency.

Diagram A illustrates the translation effect and transaction effect of a one percent increase in the value of the Swedish krona on EBT. The total impact on EBT before hedging transactions would be MSEK -15.

Table 2 shows the Group's transaction exposure, i.e. the sensitivity of cash flows to changes in the value of the Swedish krona.

Table 3 shows the Group's translation exposure, where the Group has net foreign assets of MSEK 9,508 and a one percent increase in the value of the Swedish krona would reduce these net assets by MSEK -95.

Diagram B presents currency-adjusted net debt quarter by quarter, i.e. net debt at the end of each quarter from December 31, 2002 translated using the exchange rates on December 31, 2003. Since 73 percent of net debt, including derivatives, is denominated in US dollars, the USD/SEK exchange rate has a major impact on the Group's net debt.

FUNDING AND INTEREST-RATE RISKS

Diagram C illustrates the annualized effect on net interest (an overall increase of interest expense by MSEK 60) of a one-percentage point instant increase in interest rates, based on year-end net debt and ignoring the fixed-interest terms for the various loans and deposits. If the actual fixed-interest terms are taken into account, an instant increase of one percentage point would affect the earnings negatively by MSEK 38 for the following 12 months.

Table 5 shows the terms of the interest bearing net debt, outstanding amounts, remaining fixed interest periods and average interest rates.

Table 6 presents outstanding derivatives and their nominal amount and market value. The main purpose of the interest rate derivatives is to keep the interest duration of the Group's portfolio in line with the company's policy. Changes in market interest rates therefore impact after a certain time lag; at year-end the average time lag was 25 months.

The currency composition of net debt is an important consideration when analyzing the average interest rate as shown in **Diagram D**. Movements in US dollar interest rates have a major impact on interest net in the longer term.

LIQUIDITY AND CREDIT RISKS

Table 7 presents the maturity profile of committed credit facilities. Total unutilized committed facilities of MSEK 8,374 were available at year-end. These committed facilities were split between more than ten different counter parties and the average time to maturity was 28 months. Gambro AB also has a MSEK 3,000 Swedish commercial paper program.

Diagram A
EARNINGS EFFECT, MSEK
The effect (at year-end rates) on consolidated earnings before tax (before hedging transactions) as a result of a one percentage increase in the value of the SEK


12
9
6
3
0
-3
-6
-9
-12
-15
EUR
USD
Other
Transaction effect
Translation effect

Diagram B
EXCHANGE RATE EFFECTS ON NET DEBT, MSEK


10,000
8,000
6,000
4,000
2,000
0
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Currency adjusted net debt
Translation effect

Diagram C
INTEREST RATE EFFECT, MSEK
Effect on net interest of a one percentage point increase in interest rates (MSEK at year-end rates)


5
0
-5
-10
-15
-20
-25
-30
-35
USD
EUR
SEK
Other

Diagram D
INTEREST BEARING DEBT
(Average interest per currency), %, incl. derivatives


EUR 24% (4%)
USD 73% (3%)
Others 3 (3%)

Table 1

EARNINGS EFFECT 2003

Currency	Translation effect Revenues	EBITDA	EBIT	EBT
EUR	-61	-9	-1	0
USD	-162	-26	-11	-7
Other	-30	-2	1	1
Total	**-253**	**-37**	**-11**	**-5**

The effect (in MSEK) on the consolidated revenues, EBITDA, EBIT and EBT (before hedging transactions) as a result of a one percentage increase in the value of the Swedish krona.

Table 2

TRANSACTION EXPOSURE

at December 31, 2003, MSEK

Currency	Net flow	Share of net flow against SEK	Net exposure*
EUR	-816	-971	-256
USD	786	813	256
CAD	288	240	79
GBP	224	224	63
KRW	205	184	62
AUD	97	80	29
PLN	84	84	21
Other	339	316	90
Total	**1,207**	**970**	**343**

* including currency hedges (Table 4)

Table 3

TRANSLATION EXPOSURE

at December 31, 2003, MSEK

Currency	Net assets	Strengthening of SEK by 1%
USD	4,020	-40
EUR	4,584	-46
Other	904	-9
Total	**9,508**	**-95**

Table 7

COMMITTED CREDIT LINES

at December 31, 2003, MSEK

Maturity	Committed facilities	Total utilized facilities
2004	1,500	96
2005	7,348	381
2006	1,899	1,896
2007	589	589
>2007	1,411	1,411
Total	**12,748**	**4,374**

Table 4

CURRENCY EXPOSURE, holdings at December 31, 2003, MSEK

Currency	Hedged amount in millions of base currency	Value at Dec 31 rate	Value at forward rate	Unrecognized gains and losses	Average forward rate	Average remaining term months
EUR/SEK	74	671	684	-13	9,2423	6.4
USD/SEK	-76	-554	-621	67	8,1292	5.5
CAD/SEK	-32	-175	-182	7	5,7533	5.0
GBP/SEK	-13	-161	-163	2	13,0422	5.2
KRW/SEK	-21,500	-130	-143	12	0,0066	5.8
EUR/USD	-14	-125	-114	-11	1,1364	5.4
PLN/SEK	-32	-62	-64	1	1,9816	4.0
USD/KRW	8	55	56	-1	1 222.35	5.1
AUD/SEK	-11	-57	-55	-2	5,1858	5.1
TWD/SEK	-210	-45	-50	5	0,2385	6.3
OTHER		-247	-247	0		5.0
Total		**-832**	**-899**	**67**		**4.5**

Table 5

INTEREST BEARING NET DEBT at December 31, 2003, MSEK

	Outstanding amounts	Remaining tenor (months)	Remaining fixed interest period (months)	Average interest %
Bond loans	1,963	51	18	4.4
Bank loans	1,377	36	2	2.5
Commercial paper in SEK	2,499	2	2	3.1
Syndicated bank loan in USD	290	14	1	1.3
Bank loans in EUR	449	77	77	4.9
Bank loans in EUR [3]	497	101	37	4.6
Others [4]	114	1	1	5.0
Pension liabilities	662	12	12	4.0
Liquid assets	-482	0	0	1.0
Other interest bearing assets [5]	-1,568	24	24	4.0
Total	**5,801**	**37**	**25[2]**	**3.6[1]**

1) 3.5% including derivatives
2) 25 months including derivatives
3) German government subsidized loans
4) Mainly local overdraft facilities
5) Including MSEK 1,279 in unrealized currency gain in MUSD 1,087 forward contracts

Table 6

INTEREST RATE AND FOREIGN EXCHANGE DERIVATIVES, holdings at December 31, 2003, MSEK

Derivate	Maturity date	Currency	Nominal amount (+buy/-sell)	Market value (+buy/-sell)
OM Forward Rate Agreements	Sep 04-Dec 04	SEK	-3,000	-2,996
Interest-rate swap *	Feb 06	JPY	-18	-18
Interest-rate swap *	Jun 02-Nov 08	USD	-4,639	-4,799
Interest-rate swap *	Mar 03-Nov 05	EUR	2,685	2,703
Currency fwd contracts	2004-2008	USD	-11,214	-9,682
Currency fwd contracts	2004-2005	EUR	-601	-635
Currency fwd contracts	2004	CHF	598	585
Currency fwd contracts	2004-2005	Other	-212	-203
Total			**-16,401**	**-15,045[1]**

*-borrowing/+deposit

1) Unrecognized fair value amounts to MSEK -95

Financial risk management in 2003

2003 brought a number of different activities to manage commercial and financial risks in line with the Group's guidelines.

MANAGEMENT OF CURRENCY RISKS (TRANSACTION AND TRANSLATION EXPOSURE)

At year-end the total nominal value of outstanding forward currency contracts hedging commercial currency flows was MSEK 832 as illustrated in Table 4, which was MSEK 67 below their market value. These forward contracts relate to flows in 2004 and the average time to maturity was 4.5 months.

Forward contracts hedging commercial flows in 2003 (realized forward contracts) had a positive impact of MSEK 172 on operating earnings (EBITDA). The weakening of the US dollar during the year had a major impact on the Group's income statement and balance sheet in the form of translation effects. The USD/SEK exchange rate fell from 8.78 at the end of 2002 to 7.26 at the end of 2003, i.e. by 17 percent. The average rate used for income statement items was also 17 percent lower in 2003 than in 2002 (8.09 compared to 9.72).

Gambro's U.S. business is partly financed through a loan from Gambro AB amounting to MUSD 1,087 using Gambro AB's own funds. To avoid currency exposure Gambro AB has sold MUSD 1,087 (originally MUSD 973) against Swedish kronor using currency forward contracts with an average tenor of 2.5 years. Due to the spread of more than two percentage points between the US and the Swedish interest rates, this impacted positively on the Group's interest net by MSEK 171 in 2003. The transaction creates cash flow risk, which could generate cash flow effects at maturity of the forward contracts. The base for the group's translation exposure in shareholders' equity is reduced by MUSD 1,087 and at the same time creating translation exposure for the net debt with the same amount since the currency effects of the forward contracts are included in the calculation of the group's net debt (see Table 5 and note 22). In the second quarter, MUSD 500 of these forward contracts were redempted before maturity and new forward contracts of the same amount were taken up to extend the maturity profile and to lock in the positive USD/SEK interest spreads for longer tenors. The early redemption generated positive effects of MSEK 82 in the financial net, currency gains and interest rate differences. It also generated a positive cashflow effect of MSEK 880. Through this transaction the amount increased from MUSD 973 to MUSD 1,087. Average tenor for the contracts was 2.5 years at year-end and had a positive currency effect of MSEK 1,279 included in net debt as "Other long-term receivables".

MANAGEMENT OF FUNDING AND INTEREST RATE RISKS

The main strategy for funding has been to extend the maturity profile beyond 2005. The Group's single largest source of funding, a syndicated bank loan of MUSD 1,000, matures in February 2005. The strategy also involves spreading counter party risk to parties other than banks. Currently around 80 percent of committed facilities are with banks, although only 40 percent of utilized committed facilities. Credit facilities amounting to MSEK 3,600 were obtained during 2003, of which MSEK 2,200 were new facilities and MSEK 1,400 were rollovers of existing loan facilities. Six private placements in SEK and EUR were arranged, in total MEUR 115 with a duration of 5-8 years.

MANAGEMENT OF RISKS RELATING TO STOCK RELATED INCENTIVE PROGRAMS

Gambro AB has option programs for senior management as described in Note 3 to the accounts. To ensure that an increase in its share price does not result in losses when the options are exercised, Gambro AB has entered into equity swap contracts running with the same expiration as the option programs. The swap means that for a fee (calculated as interest on the underlying value of the number of shares covered by the swap) Gambro AB is guaranteed a fixed purchase price for the shares underlying the option programs. If the share price is SEK 1 lower than the initial price on the expiration of the swap, Gambro AB will incur a change of MSEK 16 corresponding to the loss that it would have made if it had purchased the shares at the initial price.

TREASURY OPERATIONS

The Treasury function at Gambro AB handles the majority of the Group's financial transactions. The purpose of the function is to optimize funding in terms of flexibility and terms, to support the operating units in financial matters, to take advantage of economies of scale and to optimize net financial items within given levels of risk. Treasury acts as the Group's internal bank and is responsible for raising capital, currency hedging, cash management and netting. Nevertheless each Group company makes its own decisions on financial matters within the constraints of the Group's financial policy. Currently 90 percent of borrowing and more than 90 percent of currency hedging are channeled through the Treasury function.

Treasury's primary aim is to support business operations, but it also has a risk mandate for trading in interest rate and currency instruments. This risk mandate specifies a maximum loss of MSEK 100 for the Group should interest rates change 2 percentage points (parallel shift in the yield curve) and/or exchange rates move 10 percent. This risk measurement model does not take into consideration correlations between currencies and interest rates, volatility and the like. Risk exposure is measured on a daily basis with strict segregation of duties. In 2003 risk averaged MSEK 32, of which MSEK 22 related to interest rate risks. As a profit center, the Treasury function is subject to a required rate of return on its risk mandate.

Five-year summary

Group

MSEK	2003	2002[3]	2001[5]	2000[5]	1999[5]
Income statement					
Revenues	**26,133**	27,574	26,720	22,245	19,743
Earnings before interest, taxes, depreciation and amortization (EBITDA)	**4,334**	4,501	3,305	3,983	4,313
EBITDA margin, %	**16.6**	16.3	12.4	17.9	21.8
Earnings before interest and taxes (EBIT)	**1,581**	1,594	281	204	2,304
EBIT margin, %	**6.0**	5.8	1.1	0.9	11.7
Earnings before taxes and appropriations (EBT)	**1,530**	1,063	-193	-527	1,893
Net income	**1,422**	612	-422	982	1,605
Balance sheet					
Total assets	**34,112**	36,019	40,151	36,664	33,920
Net debt	**5,801**	8,369	9,434	7,275	4,632
Shareholders' equity	**19,756**	19,634	22,571	21,897	19,655
Cash flow					
Investments in fixed assets, net	**-2,259**	-2,994	-2,465	-1,741	-1,529
Operating cash flow[1]	**1,754**	1,540	-11[2]	1,103	2,048
Change in net debt	**2,568**	1,065	-2,159	-2,643	-2,390
Key ratios					
Return on shareholders' equity, %	**7.2**	2.9	-1.9	4.7	8.6
Return on total capital, %	**5.8**	4.6	1.6	0.9	7.4
Return on capital employed, %	**7.1**	5.6	2.0	1.2	10.8
Interest coverage ratio	**4.1**	2.6	0.8	0.4	4.1
Solidity (equity/assets ratio), %	**58**	55	57	60	59
Per share data					
Earnings per share, SEK	**4.13**	1.78	-1.22	2.85	4.66
Operating cash flow per share, SEK[1]	**5.09**	4.47	-0.03[2]	3.20	5.94
Shareholders' equity per share, SEK	**57**	57	65	64	57
Net asset value per share, SEK	**57**	57	65	64	57
Dividend per share, SEK	**1.10**[4]	1.10	1.10	1.10	1.10
Total return, Gambro share, %	**26.2**	-24.9	-0.5	-10.7	-11.0
Direct yield, %	**1.8**	2.3	1.7	1.6	1.4
Market value/net profit, (p/e-ratio)	**14**	27	neg	23	17
Market value/shareholders' equity, %	**104**	83	100	102	135
Average and total number of shares outstanding	**344,653,288**	344,653,288	344,653,288	344,653,288	344,653,288
Statistical data					
Average number of employees	**21,273**	20,804	19,534	17,999	17,354
Wages, salaries and remuneration, including social security contributions	**8,961**	9,406	9,122	7,191	6,265

1) Cash flow before acquisitions and taxes
2) Exclusive capital gain on sale of Thoratec shares
3) Restated to reflect changed accounting principles for equity swaps
4) Proposed
5) The accounting principles have been changed but the historical values have not been re-calculated.

Comments to the Five-year summary

INCOME STATEMENT

Revenue has steadily increased during the last five years, however, foreign exchange rate movements have negatively affected revenue during 2003. During 2002 and 2003 the Group has had a good organic growth, in contrast to previous years when the growth strategy was acquisition driven. All of the Group's income measures have improved during 2002 and 2003 due to increased profitability in the underlying operations, mainly in Gambro Healthcare. The previous years were affected by nonrecurring items mainly related to the clinic operation.

BALANCE SHEET

As a result of increased profitability, as well as an increased cash flow, Gambro has gradually lowered the Group's level of net debt. During previous years the weakened U.S. dollar has also strongly contributed to the decline in net debt. Equity has increased somewhat, despite a weaker U.S. dollar than in previous years. This is the result of a significant improvement in net income.

CASH FLOW

Cash flow from operations has increased during the previous three years as a result of improved profitability, particularly within Gambro Healthcare and due to a somewhat lower level of investments for 2003.

KEY RATIOS AND PER SHARE DATA

All key ratios and per share data shows a positive trend as a result of increased profitability, a stronger balance sheet and a decreased net debt.

STATISTICAL DATA

The number of employees has increased due to an increase in capacity and establishment on new markets.

Income statements

Notes 1, 34 and 36		Group		Parent Company	
MSEK	Note	**2003**	2002	**2003**	2002
Revenues	2	**26,133**	27,574	**83**	60
Cost of sales		**-19,296**	-20,629		
Gross earnings		**6,837**	6,945	**83**	60
Selling expenses		**-1,927**	-2,049		
Administration expenses		**-2,704**	-2,775	**-174**	-177
Research and development expenses		**-506**	-534		
Result from participation in associated companies and joint ventures	5	**-2**	-7		
Other operating income	6	**82**	81		
Other operating expenses	7	**-199**	-67		
Operating earnings (EBIT)	2, 3, 4 ,8, and 9	**1,581**	1,594	**-91**	-117
Result from financial investments					
Result from participation in Group companies	10			**79**	-304
Result from participation in associated companies	5	**4**	-8		
Result from other securities and receivables accounted for as fixed assets	11	**12**	31	**2**	983
Other interest income and similar profit/loss items	12	**284**	201	**803**	987
Interest expenses and similar profit/loss items	13	**-351**	-755	**-229**	-710
Earnings before taxes and appropriations (EBT)	14	**1,530**	1,063	**564**	839
Appropriations	15			**908**	-54
Taxes	16	**-41**	-393	**512**	331
Minority interest in net income	17	**-67**	-58		
Net income		**1,422**	612	**1,984**	1,116
Earnings per share before and after dilution (SEK)		**4.13**	1.78		

Average and total number of shares outstanding 344,653,288 (of which, Series A: 250,574,090, Series B: 94,079,198). Same number of outstanding shares for both periods.

Earnings per share has been calculated as net income divided by the number of outstanding shares.

Comments to the Income statements

REVENUES

Gambro's total revenues for 2003 decreased by 5 percent to MSEK 26,133 (MUSD 3,231). Of this decrease, 13 percent was due to negative foreign exchange movements, volume increases accounted for 6 percent, while 2 percent was attributable to price changes (changes in product and service content included). As a result, the currency adjusted revenue growth was 8 percent.

Revenues by business area	2003	2002	Change, nominal	Change, currency adjusted
Gambro Healthcare	**15,701**	16,872	-7%	+10%
Gambro Renal Products	**9,911**	10,212	-3%	+4%
Internal sales	**-1,263**	-1,389	-9%	+5%
Total, Renal Care	**24,349**	25,695	-5%	+8%
Gambro BCT	**1,784**	1,879	-5%	+8%
Total	**26,133**	27,574	-5%	+8%

Revenues by market	2003	2002	Change, nominal	Change, currency adjusted
Europe, Africa, Middle East	**7,852**	7,768	+1%	+2%
United States	**16,218**	17,647	-8%	+10%
Americas (excl. U.S.) Pacific, Asia	**2,063**	2,159	-4%	+9%
Total	**26,133**	27,574	-5%	+8%

GROSS EARNINGS

The underlying gross earnings margin increased to 26 percent (25) due to lower cost of sales in relation to revenues.

EARNINGS BEFORE INTEREST, TAXES DEPRECIATION AND AMORTIZATION (EBITDA)

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to MSEK 4,334 (MUSD 536), which corresponds to a margin of 16.6 percent (16.3). The increase is primarily attributable to significantly improved operating margins in Gambro Healthcare and Gambro BCT. Gambro Renal Products recorded a lower operating margin, primarily due to negative foreign exchange movements and one-off costs related to measures to improve longterm profitability, including the closure of two dialyzer plants.

QUARTERLY DATA

MSEK	2003 Q1	Q2	Q3	Q4	**Total**	2002 Q1	Q2	Q3	Q4	Total
Revenues	6,509	6,527	6,601	6,496	**26,133**	6,909	7,053	6,739	6,873	27,574
EBITDA[1]	1,106	1,100	1,148	980	**4,334**	1,106	1,126	1,144	1,125	4,501
EBITDA margin, %	17.0	16.9	17.4	15.1	**16.6**	16.0	16.0	17.0	16.4	16.3
Depreciation, amortization and write-downs	-686	-658	-688	-721	**-2,753**	-720	-716	-744	-727	-2,907
EBIT[2]	420	442	460	259	**1,581**	386	410	400	398	1,594
EBIT margin, %	6.4	6.8	7.0	4.0	**6.0**	5.6	5.8	5.9	5.8	5.8
Financial net	-57	51	-8	-37	**-51**	-138	-172	-113	-108	-531
EBT[3]	363	493	452	222	**1,530**	248	238	287	290	1,063
Tax	-209	-277	-227	672	**-41**	-145	-177	-183	112	-393
Minority interest in net income	-16	-17	-19	-15	**-67**	-14	-15	-13	-16	-58
Net income	138	199	206	879	**1,422**	89	46	91	386	612

1) Operating earnings before interest, taxes, depreciation and amortization
2) Operating earnings before interest and taxes
3) Operating earnings before taxes and appropriations

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

Gambro's earnings before interest and taxes (EBIT) decreased to MSEK 1,581 (MUSD 195). The margin on the other hand increased to 6.0 percent (5.8). Amortization of goodwill amounted to MSEK 911 (1,069). The decrease in amortization of goodwill is attributed to the weaker U.S. dollar. Almost 90 percent of the Group's goodwill is denominated in U.S. dollar. Other depreciation/amortization, amounting to MSEK 1,842 (1,838), was also affected by the weak U.S. dollar, in combination with new capacity. Depreciation was also higher as a result of MSEK 55 in write-downs for the closure of two dialyzer plants within Gambro Renal Products. Currency exchange differences in the Groups earnings (both before and after depreciation and amortization) amounted to MSEK -79 excluding currency hedges. If Gambro's flows in foreign currency had not been hedged, income in 2003 would have been negatively affected by an amount of MSEK 172 (MUSD 21). Gambro's currency exposure policy and its effects are discussed in the section Risk management. The Groups earnings before interest and taxes would have been approximately MSEK 350 (MUSD 43) higher than accounted for if previous years currency exchange rates had been used. The amount includes currency exchange differences and currency exchange hedges in Group companies, translation effects at consolidation with foreign subsidiaries and price changes at purchase and sales in foreign currency.

EARNINGS BEFORE TAXES AND APPROPRIATIONS (EBT)

Earnings before taxes and appropriations amounted to MSEK 1,530 (MUSD 189). Net financial expenses amounted to MSEK -51 (MUSD -6). The largest item, net interest, amounted to MSEK -212 (MUSD -26). Net financial expenses were significantly improved by MSEK 480 (MUSD 59) from last year due to the lower U.S. dollar interest rate, reduced net debt and positive curreny effects. Net financial expenses included positive effects from transactions to lock in long-term interest rates, which resulted in realized interest rate differentials, as well as currency gains of MSEK 80 (MUSD 10).

TAXES

Tax expense decreased by MSEK 352 (MUSD 44) mainly due to a positive nonrecurring tax item of MSEK 894 (loss carry forward related to disposal of ABB shares). The tax cost for 2002 were also reduced due to a positive nonrecurring tax item of MSEK 250 (reversed tax provision). The overall tax rate on earnings was 2.7 percent (37.0). Adjusted for amortization of goodwill and nonrecurring items, the tax rate was 38.3 percent (30.2). A large portion of the Group's earnings is, at the moment, generated in the US with higher tax rates then in the majority of European countries, which explains the higher tax rate.

NONRECURRING ITEMS

Except for those items mentioned in Taxes above, no nonrecurring items were included for 2002 or 2003.

PARENT COMPANY

Parent Company earnings before taxes and appropriations amounted to MSEK 564 (MUSD 70), compared with MSEK 839 (MUSD 104) in 2002.

EARNINGS PER SHARE

Earnings per share increased by 132 percent compared to previous year.

DEFINITIONS

Margin %
Earnings expressed as a percentage of total revenues.

Net debt
Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables and liquid funds.

Return on shareholders' equity
Net income expressed as a percentage of average shareholders' equity.

Return on total assets
Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed
Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio
Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Solidity (equity/assets ratio)
Shareholders' equity, plus minority interests expressed as a percentage of total assets.

Total return
Price trend of the share, including submitted dividends.

Direct yield
Dividend in percent of the price of share.

Market value/net profit (p/e ratio)
The price of shares divided by earnings per share.

Cash earnings per share
Net income plus depreciations, amortizations and write-downs divided by the number of outstanding shares.

Balance sheets

Notes 1, 2, 34 and 36		Group		Parent Company	
MSEK December 31	Note	**2003**	2002	**2003**	2002
ASSETS					
Fixed assets					
Intangible assets	18	**11,673**	14,670		
Tangible assets	19	**7,868**	8,146	**4**	5
Financial fixed assets					
Participations in group and associated companies and joint ventures	20	**50**	58	**16,991**	18,426
Other securities held as fixed assets	21	**77**	54	**69**	48
Other long-term receivables	22	**1,979**	1,184 1)	**12,553**	14,101
Deferred tax receivables	16	**1,035**	1,277	**21**	
Total financial fixed assets		**3,141**	2,573	**29,634**	32,575
Total fixed assets		**22,682**	25,389	**29,638**	32,580
Current assets					
Inventories, etc	23	**2,349**	2,549		
Receivables					
Accounts receivable	24	**6,096**	5,933 1)		
Other receivables	25	**2,503**	1,585	**6,301**	6,613
Total receivables		**8,599**	7,518	**6,301**	6,613
Liquid assets	35	**482**	563	**87**	103
Total current assets		**11,430**	10,630	**6,388**	6,716
Total assets		**34,112**	36,019	**36,026**	39,296
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	26				
Restricted equity					
Share capital (344.7 million shares at par value SEK 2 per share)		**689**	689	**689**	689
Other restricted reserves		**1,809**	3,832	**145**	145
Nonrestricted equity					
Retained earnings		**15,836**	14,501 2)	**22,737**	22,105 2)
Net income		**1,422**	612	**1,984**	1,116
Total shareholders' equity		**19,756**	19,634 2)	**25,555**	24,055 2)
Minority interests in equity		**143**	165		
Untaxed reserves	27			**865**	959
Provisions					
Provisions for pensions and similar commitments	28	**662**	672	**216**	221
Provisions for taxes	16	**968**	1,587	**53**	330
Other provisions	29	**464**	550 2)	**89**	213 2)
Total provisions		**2,094**	2,809	**358**	764
Liabilities					
Long-term interest bearing liabilities	30	**4,299**	7,735	**3,633**	7,220
Other liabilities	31	**7,820**	5,676	**5,615**	6,298
Total liabilities		**12,119**	13,411	**9,248**	13,518
Total shareholders' equity and liabilities		**34,112**	36,019	**36,026**	39,296
Memorandum items					
Pledged assets	32	**242**	21	**4**	18
Contingent liabilities	33	**1,092**	219 2)	**3,762**	2,624 2)
Contingent assets	33	**0**	850	**0**	283

1) MSEK 42 has been reclassified from Other long-term receivables to Accounts receivable according to RR 22.
2) MSEK 205 has been reclassified from Equity to Provisions to reflect changed accounting principles for equity swaps.

Comments to the Balance sheets

INTANGIBLE ASSETS

Goodwill comprises a substantial portion of the assets in Gambro's balance sheet. Goodwill arises in conjunction with acquisitions, and is comprised of the difference between the purchase price and the acquired company's adjusted shareholders' equity. Gambro's acquisitions were made primarily within the Gambro Healthcare business area, in which the price of acquired companies is high in comparison to their shareholders' equity due to the type of business in which the Companies are involved. Generally, the purchase price is based on the future earnings of the acquired company and the advantages of integrating the dialysis clinics with existing operations. The single largest goodwill item refers to the acquisition of Vivra in 1997. During the last two years Gambro has made only a few selective acquistions, which has resulted in goodwill decreasing in pace with the amortizations.

FINANCING

The Group's net debt was reduced mainly as a result of improved cash flow and very few acquisitions during the year. Average net debt during the year amounted to approximately MSEK 8,200 (MUSD 1,130), which correspond to an average interest rate of 3.5 percent (4.8).

Change in net debt

Net debt, December 31, 2002	-8,369
Operating cash flow	1,754
Acquisitions/divestitures net	3
Taxes paid	-524
Dividend paid	-379
Currency effects, net	1,920
Other items	-206
Net debt, December 31, 2003	**-5,801**

PARENT COMPANY

The Parent Company's Liquid funds at year-end amounted to MSEK 87 (MUSD 12). In addition, MSEK 16,143 (MUSD 2,224) of receivables on Group companies are interest bearing. The wholly owned subsidiary, Örekron Service AB, corporate register number 556475-6400, was merged with the Parent Company on April 3, 2003. At the time of the merger, the company had Receivables relating to the Parent Company (MSEK 1,818), Shares in Group companies (MSEK 1,695), Untaxed reserves (MSEK 813) and Shareholders' equity of MSEK 2,700. The Parent Company's net book value amounted to MSEK 3,206, subsequently a merger difference, according to the Group valuation method, of MSEK 506 was recognized in the Parent Company's shareholders' equity.

Changes in Shareholders' equity

Notes 1, 26 and 34

MSEK

Group	Share capital	Restricted reserves	Non-restricted earnings	Total
Shareholders' equity December 31, 2001	689	2,648	19,234	22,571
Effect of changed accounting principles			-13	-13
Adjusted opening balance January 1, 2002	**689**	**2,648**	**19,221**	**22,558**
Change in provision for equity swaps			-192	-192
Translation difference[1]		-585	-2,380[2]	-2,965
Net gains and losses not recognised in the income statement		-585	-2,572	-3,157
Transfer between restricted reserves and retained earnings		1,769	-1,769	0
Net income			612	612
Dividend			-379	-379
Shareholders' equity December 31, 2002	689	3,832	15,113	19,634
Change in provision for equity swaps			124	124
Translation difference[1]		-218	-827	-1,045
Net gains and losses not recognised in the income statement		-218	-703	-921
Transfer between restricted reserves and retained earnings		-1,805	1,805	0
Net income			1,422	1,422
Dividend			-379	-379
Shareholders' equity December 31, 2003	**689**	**1,809**	**17,258**	**19,756**

Parent Company	Share capital	Statutory reserves	Non-restricted earnings	Total
Shareholders' equity December 31, 2001	689	145	23,010	23,844
Effect of changed accounting principles			-13	-13
Adjusted opening balance January 1, 2002	**689**	**145**	**22,997**	**23,831**
Group contributions received			216	216
Group contributions paid			-659	-659
Tax on Group contributions			122	122
Change in provision for equity swaps			-192	-192
Net gains and losses not recognised in the income statement			-513	-513
Net income			1,116	1,116
Dividend			-379	-379
Shareholders' equity December 31, 2002	689	145	23,221	24,055
Group contributions received			400	400
Group contributions paid			-12	-12
Tax on Group contributions			-111	-111
Merger loss			-506	-506
Change in provision for equity swaps			124	124
Net gains and losses not recognised in the income statement			-105	-105
Net income			1,984	1,984
Dividend			-379	-379
Shareholders' equity December 31, 2003	**689**	**145**	**24,721**	**25,555**

1) Foreign exchange differences on the basis of translation according to the current method of financial reporting for foreign operations.
2) Of which MSEK -275 refers to tax items taken directly to Shareholders' equity.

Comments to Shareholders' equity

SHARES AND SHARE CAPITAL

The share capital in Gambro is divided between A and B shares. Shares in Series A and in Series B bestow the same right to the Companys net assets and result. Shares in Series A correspond to one vote per share, while shares in Series B correspond to one tenth of a vote per share. The total number of outstanding shares as per December 31, 2003 was 344,653,288. Of these 250,574,090 are in Series A and 94,079,198 are Series B. Total Share Capital amounted to MSEK 689 as per December 31, 2003.

EQUITY

Gambro's Shareholders' equity increased over the previous year to MSEK 19,756 (19,634) despite the weaker U.S. dollar. The increase is attributable to the significant improvement in Net income compared to the previous year.

RESTRICTED AND NON-RESTRICTED EQUITY

One major purpose in providing consolidated accounts is to disclose the amount of the Group's Non-restricted equity, one of a number of restrictions determining the amount of dividends a Parent Company can make to its shareholders. A Group's non restricted equity is specified in the items Retained earnings and Net income for the year, whilst the Group's restricted equity is specified in the items Share Capital and other Restricted reserves. By restricted is meant, equity, which cannot be distributed. Share capital, non-distributable funds and foreign equivalents, as well as the equity portion of Untaxed reserves comprise Restricted equity. Non-restricted equity can be reported in a subsidiary's financial statements as Non-restricted equity in the group, to the degree that it can be distributed to the Parent Company without giving rise to the necessity of write-down in that Parent Company of the participations in the subsidiary.

RECLASSIFICATIONS

During 2003 Gambro has changed accounting principles regarding equity swaps, which is the reason the shareholders' equity for 2002 has been restated.

Restated shareholders' equity	**2003**	2002
Opening balance	**19,839**	22,571
Reclassification equity swaps	**-205**	-13
Adjusted opening balance	**19,634**	22,558
Net income	**1,422**	612
Translation difference	**-1,045**	-2,965
Change in provision, equity swaps	**124**	-192
Dividend	**-379**	-379
Closing balance, Dec 31	**19,756**	19,634

Cash flow statements

Notes 1, 34 and 35	Group		Parent Company	
MSEK	**2003**	2002	**2003**	2002
OPERATING ACTIVITIES				
Earnings before taxes and appropriations	**1,530**	1,063	**564**	839
Adjustment for non-cash items:				
Depreciation, amortization and write-downs	**2,753**	2,907	**2**	483
Provisions	**65**	86	**-5**	-4
Unrealized interest income/expenses and exchange gains/losses	**-147**[2]	269	**279**	-231
Capital gains/losses	**-43**	-46		-14
Undistributed earnings participations in associated companies and joint ventures	**2**	15		
Paid income tax	**-524**	-201	**-86**	-109
Cash flow from current operations before changes in operating capital[1]	**3,636**	4,093	**754**	964
CHANGES IN OPERATING CAPITAL				
Increase (-) / decrease (+) in inventories	**9**	-67		
Increase (-) / decrease (+) in accounts receivable and other operating receivables	**-690**[2]	-1,007	**2,297**	1,469
Increase (+) / decrease (-) in accounts payable and other operating liabilities	**697**	-38	**-503**	1,183
Cash flow from operating activities	**3,652**	2,981	**2,548**	3,616
INVESTING ACTIVITIES				
Investments in financial fixed assets	**-32**	-47	**-87**	-956
Disposals of financial fixed assets	**80**	102	**5**	66
Investments in intangible assets	**-349**	-608		
Disposals of intangible assets	**43**	0		
Investments in tangible assets	**-2,055**	-2,724	**-1**	-1
Disposals of tangible assets	**100**	134		
Cash flow from investing activities	**-2,213**	-3,143	**-83**	-891
FINANCING ACTIVITIES				
Change in loans	**-1,102**	274	**-2,102**	-2,624
Dividend paid	**-379**	-379	**-379**	-379
Cash flow from financing activities	**-1,481**	-105	**-2,481**	-3,003
Cash flow for the year	**-42**	-267	**-16**	-278
Liquid assets, opening balance	**563**	899	**103**	381
Currency effect in liquid assets	**-39**	-69		
Liquid assets, closing balance	**482**	563	**87**	103
1) Received interest	**183**	259	**702**	933
Paid interest	**-441**	-954	**-350**	-631
Received dividend	**4**	0	**78**	170

2) The increase of receivables has been reduced by MSEK 880 with help of MUSD 500 redempted forward contracts. The redemption is described on page 36. In the full year report the amount was reported as "Unrealized interests income/expense and exchange gains/losses".

Comments to the Cash flow statements

OPERATING CASH FLOW

For internal reporting and analysis purposes, Gambro applies the following definition of operating cash flow. In a traditional cash flow statement changes in operating working capital are calculated at the average currency exchange rates for the year. When accounting for operating capital, Gambro takes into consideration only those items significant to the business operations (Accounts receivable, Inventories, Accounts payable and some certain other Receivables/Liabilities). Changes in operating capital are, in this way, calculated as the difference between the opening and closing balances for the period. Gambro has a large foreign operation, which is the reason net debt is exposed to major currency exchange movements. By recalculating the changes in operating capital at the closing rate, a more distinct explanation is provided for the change in net debt.

Operating cash flow	2003	2002
Earnings before taxes	**1,530**	1,063
Earnings from participation in associated companies	**-4**	7
Depreciations and write-downs	**2,753**	2,907
Change in operating working capital	**-266**	557
Investments in fixed assets, net	**-2,259**	-2,994
Operating cash flow	**1,754**	1,540
Of which currency effect in:		
Operating cash flow	**633**	827
Operating working capital	**518**	783

The Group reports a positive development of the currency adjusted operating cash flow, mainly attributable to reduced investments and strong cash flow within Gambro Healthcare and Gambro Renal Products. Foreign exchange movements affected the change in operating working capital by MSEK 518 (MUSD 64), compared with MSEK 783 (MUSD 97) in 2002. Operating cash flow in its entirety was affected by the foreign exchange rates by MSEK 633 (MUSD 78).

INVESTMENTS AND DIVESTITURES

Net investments in the operating cash flow amounted to MSEK 2,259 (MUSD 279), compared with MSEK 2,994 (MUSD 370) in 2002. Approximately 50 percent of the Group's total investments are related to capacity expansions. Gambro Renal Products' investments refer largely to new production capacity for dialyzers in Germany and solutions in Italy and the U.S. Gambro Healthcare's investments refer largely to capacity expansions in new and existing clinics. Maintenance includes replacement of equipment in clinics and IT systems. Also included in investments is MSEK 134 (MUSD 17) in capitalized development expenditures. The equivalent figure for 2002 was MSEK 157 (MUSD 19).

In Note 35 there is a table that reconcile cash flow statement and operating cash flow.

Notes and comments

(MSEK, unless stated otherwise)

1 Accounting principles with comments

The Annual Report has been prepared in accordance with generally accepted Swedish accounting principles, as defined in the Swedish Annual Accounts Act and the recommendations and statements issued by the Financial Accounting Standards Council.

Changes in accounting and valuation principles and assessments

The following recommendations from the Swedish Financial Accounting Standards Council were introduced in 2003:

RR 2:02	Inventories
RR 22	Presentation of Financial Statements
RR 24	Investment Property
RR 25	Segment Reporting
RR 26	*Events after Balance Sheet Date*
RR 27	Financial Instruments: Disclosure and Presentation
RR 28	Accounting for Government Grants and Disclosure of Government Assistance

RR 2 Reporting of Inventories is replaced by RR 2:02 Inventories. RR 3 Reporting of Receivables and Liabilities with reference to rates of interest and undisclosed interest income is annulled as the stipulations of the recommendation are, on the whole, included in RR 27 Financial instruments: Disclosure and presentation. The application of the new recommendations from 2003 have not affected the Parent Company's or Group's results and financial position. Long-term accounts receivable, amounting to MSEK 42 as per December 31, 2002 reported under Other long-term receivables, have been reclassified as Accounts receivable, in accordance with RR 22 Presentation of Financial Statements. There are currently no clear accounting principles in Sweden for stockrelated compensation and hedging of such receivables and liabilities. Up to and including the third quarter 2003, unrealized losses in equity swaps, which are utilized to hedge stock-related incentive programs, were reported as Contingent liabilities. As there have been discussions regarding whether such practice is consistent with generally accepted Swedish accounting principles, Gambro has decided to follow the accounting principles most commonly used in Sweden, that is to report a Provision directly against Equity.

The change in the reporting of equity swaps has resulted in a reduction of MSEK 205 in the Parent Company's and Group's equity as compared to December 31, 2002. If the previous accounting principles had been applied at year-end 2003, the Company's equity would have been MSEK 81 greater than the currently reported value. Comparative figures for 2002 have been translated.

During the period April 1, 2001 up to and including December 31, 2002, Gambro changed its method of recognizing revenue so that laboratory tests were recognized when the tests were billed. As from January 1, 2003, Gambro reports revenue when the tests are conducted. During 2003 Gambro reported MSEK 49 in income for tests conducted prior to 2003.

Consolidated accounting principles

Subsidiaries are included in the consolidated accounts in those cases in which the Parent Company exercises decisive influence, directly or indirectly.

The consolidated financial statements are prepared in accordance with the purchase method, which means that the equity of subsidiaries at the time of acquisition, defined as the difference between the fair value of the assets and liabilities, is eliminated in its entirety. Accordingly, only that portion of the equity in subsidiaries that has accrued after the acquisition is included in consolidated shareholders' equity. If the consolidated acquisition value of the shares is higher than the acquisition *analysis' value of the subsidiaries' net assets, the* difference is reported as Group goodwill.

Companies acquired during the year are included in the consolidated accounts in the amounts accruing after acquisition. Earnings from companies sold during the year have been included in the consolidated income statement for the period up to the date of divestment.

Internal gains within the Group are eliminated in their entirety, without regard to minority interest.

Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Associated companies are defined as companies that are not subsidiaries or joint ventures, but are companies in which the Parent Company exercises a decisive influence, directly or indirectly. A decisive influence is presumed in cases where the Group holds at least 20 percent of the voting rights for all of the shares.

In the consolidated financial statements, participations in Associated companies are reported in accordance with the equity method, whereby, participations in a company are reported at acquisition value, as at date of acquisition, and are, subsequently, adjusted with an amount corresponding to the Group's participation in the change in the Associated company's net assets. The Group's book value for the associated company can, however, never be negative. The value of such participations includes goodwill at the time of acquisition (after deduction for accumulated depreciation). The Group's participations in the earnings of associated companies are included in the consolidated income statement. Undistributed accumulated profit from associated companies is reported in the consolidated balance sheet as equity method reserves under Restricted equity. Unrealized Intra-Group gains are eliminated in an amount corresponding to the share of the gain accruing to the Group.

In the Parent Company's financial statements, participations in associated companies are reported at acquisition value. Only those dividends received from profits accruing after the acquisition of an associated company are reported as income from the company.

Joint ventures are defined as operations in which Gambro, together with one or more joint owners, jointly exercises a decisive influence. A case in point is Gambro's joint venture with Baxter (Tandem Healthcare LLC). In the consolidated financial statements, joint ventures are reported in operating earnings, in accordance with the equity method.

Translation of the financial statements of subsidiaries outside Sweden

As all of Gambro's subsidiaries outside Sweden are classified as independent subsidiaries, the current method is used to translate the subsidiaries' financial statements into Swedish kronor, with the exception of companies in high-inflation countries where the monetary method is used. In 2002 Turkey was the only country classified as a high-inflation country. From 2003 the Turkish economy does not fulfill the criterias for highinflation. The current method implies that the assets and liabilities of subsidiaries outside Sweden are translated at the year-end rate of exchange, while their income statements are translated at the average of exchange rates for the year. However, nonrecurring items are translated at the current exchange rate in the consolidated income statement. Translation differences are charged directly against Group equity when using the current method, and when using the monetary method, the translation differences are reported as a financial item in the income statement.

Intra-Group dividends are hedged when a decision regarding dividends has been made. The exchange rate differences that have occurred in the consolidated accounts are charged directly against Group equity on a proportional basis corresponding to the amount of translation differences reported in Group equity for the subsidiary in question during the year.

Revenues

Revenue from sales of products is reported on the delivery date as specified in the terms of sale and shipment. Revenues related to services are reported when the service is supplied. During the period April 1, 2001 up to and including December 31, 2002, Gambro changed its method of recognizing revenue so that laboratory tests were recognized when the tests were billed. As from January 1, 2003 Gambro reports revenue when the tests are conducted. Sales are reported net of VAT, discounts and exchange rate differences. Intra-Group sales are eliminated in the consolidated accounts.

Remuneration to employees

Reporting of pensions and other non-stock related compensation

Gambro has a number of compensation plans in the case of employees terminating their employment and a small number of long-term compensation plans for employees. These plans are either defined benefit or defined contribution plans. Defined contribution plans and other short-term compensation to employees are reported as a cost during the period in which the employees execute the service to which the compensation refers. Defined benefit plans and associated plan assets are valued in accordance with the local regulations in the respective countries. The Parent Company applies the Swedish Institute of Authorized Public Accountants' Recommendation 4 Reporting of Pension Provisions and Pension Costs. The defined benefit obligations (with deductions for plan assets) are reported under the heading Provisions for pensions and similar liabilities. For cases in which the reported value of the plan assets is greater than the value of the obligation, the net amount is reported as an asset.

Stock-related compensation and hedging of such benefits

No costs except for hedging are reported for the issued stock options and Stock Appreciation Right-program. The two share programs are expensed linear during the waiting and vesting period, which is period of between three and five years. A target achievement of 100 percent has been assumed regarding the valuation of the Performance Share Program. Furthermore, Gambro has assumed that the all of the allocated shares will be redeemed. The total cost for the share program has been calculated on the basis of the total number of allocated shares with the addition of social security expenses, multiplied by the exercise price of the equity swaps which Gambro has entered into in order to hedge the stock program. The programs are described in detail in Note 3.

All outstanding stock option programs, Stock Appreciation Right-programs and share programs, including social security expenses, have been hedged against increases in share prices on the basis of equity swaps in the market. The share programs are not hedged against decreases in share prices. Unrealized losses in equity swaps are reported as provisions directly against equity, according to Swedish practice. Refer also to the section 'Changes in accounting and valuation principles and assessments'. The financial costs for the equity swaps are reported under net financial expenses.

Compensation for termination of employment

Gambro reports compensation for termination of employment as a cost only when the Company is demonstrably obliged to either prematurely terminate an employee's employment or if it is demonstrably obliged to provide compensation as a result of an offer made in order to encourage voluntary redundancy. On January 8, 2004 Gambro informed its employees in the factories in Koga, Japan and Dransfeld, Germany that the Company had decided to close these factories. In spite of the fact that the decision to close these factories was made in 2003, no costs for compensation for termination of employment were reported in the annual accounts for 2003 as, according to generally accepted Swedish accounting principles, no commitments existed as per balance sheet date.

Reporting of income tax

Reported income tax includes current tax, adjustments of previous years' current taxes, changes in deferred tax and participations in the tax of associated companies. All tax liabilities/receivables are valued at nominal amounts in accordance with the tax regulations and tax rates that have been determined or have been announced and are almost certain to be adopted.

The tax effects for the items reported in the income statement are also reported in the income statement. Tax is charged directly against shareholders' equity if the tax is attributable to items that are charged directly against shareholders' equity.

Deferred tax is calculated in accordance with the balance sheet method in respect of all temporary differences arising between the reported amount of assets and liabilities and the amount for tax purposes. Temporary differences of this nature usually arise as a result of adjustments to fair value in connection with acquisitions, depreciation of tangible fixed assets, and allocations and provisions. Deferred tax receivables relating to loss carry-forwards or other future tax deductions are reported in cases where it is probable that the deduction in question can be offset against excess taxes in a future taxation period. Deferred tax liabilities in respect of temporary differences relating to investments in subsidiaries, branches, associated companies and participations in joint ventures, are not reported in Gambro's consolidated accounts as the Parent Company may, in all cases, determine the point in time of the reversal of the temporary difference, and it is not considered probable that a reversal will be made in the foreseeable future.

Due to tax regulations, the Parent Company reports the deferred tax liabilities on untaxed reserves as untaxed reserves.

Reporting of financial instruments

Translation of accounting items in foreign currency

Receivables and liabilities in foreign currency are usually valued at the balance sheet date, and transactions in foreign currency according to the spot rate on the date of the transaction. The forecasted and contracted foreign currency flows are hedged in accordance with the Group's policy, which is described on page 33. Forward covered items are reported at the hedged exchange rate and the forward premiums/discounts are allocated over the term of the contract and are reported as interest expenses/income. The hedging measures are not reported until the hedged flow is reported in the income statement, with the exception of the forward premiums/discounts, which are allocated over the term of the contract and are reported as interest expenses/income. Exchange rate differences on operating items are reported under operating income, whereas exchange rate differences on financial items are reported under net financial expenses. Unrealized exchange gains, unrealized exchange losses and unrealized interest rate differences are classified as non-interest bearing accrued income and expenses respectively, with the following exceptions: In 2002 foreign currency forward agreements in USD/SEK were signed, due to the Company's changed strategy regarding its American operations, and in 2003, exchange rate and interest rate differences in some of these agreements were realized and new forward agreements were signed. Exchange rate differences of MSEK 1,279 (MSEK 404) on these forward cover agreements, which have a nominal amount of MUSD 1,087 (MUSD 973), are reported under Other long-term interest-bearing receivables, see Note 22.

Interest and interest rate differences in loans, liquid assets, investments and derivatives

Loans are initially accounted for at the amount received after transaction costs have been deducted. If the amount differs from the amount that should be repaid at the date of maturity, borrowing costs are accounted for at the accrued acquisition value, which means that the difference is straight-line periodized as an interest expense over the term of the loan. Gambro applies the Borrowing cost general rule stipulated in RR 21, where borrowing costs are accounted for as expenses in the period in which they accrued. Interest expenses are expensed according to the straight-line method over the term of the loan. Gambro utilizes different types of derivatives to adjust the Group's term of fixed interest. Certain loans and derivatives that are intended to be held to maturity are not revalued on the basis of adjusted market interest rates, but are reported at the accrued acquisition value instead. When other loans, investments and derivatives are held for trading purposes, they are valued collectively at the lowest of either market value or accrued acquisition value; unrealized interest rate differential losses are reported as non-interest bearing accrued expenses. Debt is removed from the books as it is amortized. Other loans, investments, liquid assets and derivatives are accounted for according to the settlement date principle.

Operating receivables and liabilities

Accounts receivable, Accounts payable and similar operating related financial instruments are accounted for according to the transaction date principle. Receivables are reported in the amounts that are expected to be received, on a case-by-case basis. Operating liabilities are accounted for as accrued acquisition value.

Liquid assets

Cash and bank balances and current investments, with a term of up to 12 months, are included in the Group's Liquid assets.

Other investments held as fixed assets

Other investments held as fixed assets are valued at the lowest of either acquisition value or fair value.

Reported and fair value

In most cases, the reported value and the fair value of the Group's financial instruments are identical. This applies, for example, to accounts receivable and accounts payable; in regards to financial assets, when the reported value of liabilities and off-balance items deviate from fair value, the fair value is reported separately in the Notes. Fair value is based on market values or derived market values calculated according to generally accepted methods based on actual interest and exchange rates reported by Reuters on the balance sheet date. In Note 34, foreign exchange rates are reported. In accordance with transition rules RR 27, comparative figures for fair values are not accounted for. Disclosures about principles for financial risk control, terms of agreement and interest risk are provided in the "Risk management" section.

Government grants

Government grants related to income are reported as Other operating income separately in Note 6. Income is reported in the same period as the expenses to which the grant refers. Government grants related to assets reduce the reported value of the assets.

Inventories

Inventories are valued applying the first-in, first-out method, at the lower of acquisition value and fair value at year-end.

Tangible fixed assets

Tangible fixed assets are booked at acquisition cost after deduction of accumulated depreciation according to plan. Fixed assets are depreciated according to plan in accordance with the straight-line method, based on acquisition value and the estimated service life of the asset. The following periods of depreciation are applied:

Buildings	25–50 years
Machinery and equipment	3–15 years
Production tools (other than expendable tools)	3 years

Interest on capital borrowed to finance the production of an asset is not included in the acquisition value, it is taken in to accounts as cost current.

Reporting of leasing agreements

Leasing agreements in which Gambro is the lessee are usually reported as straight-line expenses over the period of the agreement. In those cases in which the leasing agreements have the effect that the Group, as lessee, enjoys essentially the financial benefits and bears the financial risks associated with the leasing object, then the object is reported as a fixed asset in the consolidated balance sheet. The corresponding commitment to pay leasing charges in the future is reported as a liability.

In the case of leasing agreements in which Gambro is the lessor, the financial benefits and risks are not normally transferred to the lessee and the revenues are reported straight-line over the period of the agreement. In cases where the financial benefits and risks have been transferred to the lessee, the current value of future leasing charges is reported as an asset. In the Parent Company all leasing agreements is accounted for as operating leasing agreements.

Intangible fixed assets

Goodwill

Goodwill represents the difference between the acquisition cost for a subsidiary or associated company and the Group's share of the fair value of the acquired company's net assets. Goodwill is amortized according to the straight-line method over its estimated useful life which entails a period of amortization of 10–20 years. For long-term strategic possessions the period of amortization is 20 years.

Research and development expenses

Gambro applies the RR 15 Intangible Assets which entails that research expenses will be reported as costs as they arise. Expenses for development projects (related to the design and testing of new or improved products) are entered as intangible assets if it is deemed likely that they may generate future economic advantages. Remaining expenses for development projects will be entered as they arise. Expenses for development projects already expensed will not be reported as assets in later periods. Capitalized development costs are amortized according to the straight-line method, for a period not exceeding five years, once the product is produced commercially.

Software expenses

Expenses for procurement, development and maintenance of software are expensed as they arise. Expenses related to identifiable software controlled by Gambro and which are expected to generate economic advantages for periods longer than one year will, however, be reported as intangible assets and will be amortized according to the straight-line method over a period not to exceed five years.

Other intangible assets

Externally acquired brands and trademarks, distribution rights, patents and licenses are capitalized and amortized according to the straight-line method over their expected useful life, entailing a period of amortization of three to ten years. The equivalent of internally produced intangible assets are expensed on an on-going basis.

Write-downs

Gambro applies the RR 17 Write-downs entailing an evaluation of the asset's recoverable amount if there are indications that an asset may have decreased in value. If the recorded value is greater than the recoverable amount the asset will be written down to this amount. The Company decided during 2003 to close down factories in Koga, Japan and Dransfeld, Germany in June 2004. Assets in these installations have as per the accounting date been written down to a value corresponding to a total of six months depreciation according to plan.

Provisions

Gambro applies the RR 16 Provisions, Contingent Liabilities and Contingent Assets, whereby a provision is reported when Gambro has a commitment (either legal or informal) as a result of an event that has occurred, and it is likely that a disbursement of resources will be required in order to settle the commitment and a reliable estimate of the amount involved can be made.

Segment reporting

Gambro's business operations comprise three segments, business areas; Gambro Healthcare, Gambro Renal Products and Gambro BCT, which constitutes primary segments. Geographical areas constitutes secondary segments and concludes the markets US; Europe, Africa and Middle East and Asia and rest of the world.

Forthcoming changes in accounting recommendations and accounting principles:

Employee benefits

During 2004 the RR 29 Employee Benefits will be applied in the consolidated financial statements. RR 29 is, in principle, identical to IAS 19 Employee Benefits. At present, provisions for defined benefit plans and other long-term benefits to employees are allocated in accordance with local regulations. The new standard stipulates that the so-called Projected Unit Credit method should be used. Gambro has calculated its net obligations according to the new regulations as of December 31, 2003. The calculation shows that the reported obligations will increase by MSEK 2 (see Note 28) and plan assets will decrease by MSEK 35 (see Note 22) with a positive tax effect of MSEK 18. In calculating its obligations, Gambro has taken into account statement URA 43, Accounting of Special Employer's Contribution and Yield Tax, issued by the Swedish Financial Accounting Standards Council's Emergency Issues Task Force. The one-off effect of MSEK 19 arising as a result of the new accounting principles will be reported directly under equity in accordance with the Recommendation's transition rules and RR 5 Reporting of Change of Accounting Principles. The introduction of the recommendation has no effect on the accounting of current benefits, benefits in conjunction with the termination of employment and defined contribution plans. Should the recommendation have been applied in 2003 it is the Company's opinion that the Group's results not would have been materially affected. The application of the Recommendation in 2004 is not expected to make a material change on the results. The comparative figures will not be recalculated.

Introduction of International Financial Reporting Standards (IFRS)

As from 2005 the Company will be reporting in accordance with International Financial Reporting Standards (IFRS, formerly IAS). The annual report for 2004 will, therefore, be the final financial statement prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. In the interim report for the first quarter of 2005 and in the annual report for 2005, the balance sheet and income statement for 2004 will be reconciled in accordance with IFRS and the Company's current accounting principles.

The Swedish Financial Accounting Standards Council's recommendations have gradually become more similar to those of IFRS. The number of differences will increase as a result of the changes currently underway in the IFRS. Currently, not all of the IFRS recommendations which will be applied in 2005 exist in their definitive form. We are following developments on an on-going basis in order to be able to adapt to new sets of rules and regulations. Based on what has been reported, the main differences between our current accounting principles and the anticipated IFRS principles will be found in:

- Reporting of pensions (this difference will, however, disappear with the introduction of RR 29 in 2004)
- Reporting of financial instruments, which implies that additional categories of instruments will be reported at fair value, which also increases the demand that hedging accounting be allowed.
- Goodwill and certain intangible assets will no longer be amortized according to the straight-line method. Instead, it will be obligatory to investigate each year whether there is a write-down requirement.
- Certain employee options programs must be expensed.

The Company's financial reports will also be affected by changes in classification and information requirements by IFRS. These changes may also affect our key figures. The Company has not, however, come so far with the introduction of IFRS as to allow for a quantification if the effects if these changes.

The Company is presently looking over reporting routines in order to collect the data needed for the IFRS accounting. During 2004 the Company will also gather information to be used for comparative figures in interim reports and the annual report for 2005. Introductory training of the employees involved has started and will be completed on an on-going basis throughout 2004. We also intend to provide further information to the stock market and analysts during the last quarter of 2004 as to the effects on the Company's accounting once the IFRS recommendations are introduced.

2 Segment Reporting

Revenues by type of sales and business area	2003			2002		
	Sale of goods	**Sale of services**	**Total**	Sale of goods	Sale of services	Total
Gambro Healthcare		**15,701**	**15,701**		16,872	16,872
Gambro Renal Products	**9,641**	**270**	**9,911**	9,962	250	10,212
Internal sales from Gambro Renal Products[1]	**-1,256**	**-7**	**-1,263**	-1,382	-7	-1,389
Total Renal Care	**8,385**	**15,964**	**24,349**	8,580	17,115	25,695
Gambro BCT	**1,764**	**20**	**1,784**	1,778	101	1,879
Total	**10,149**	**15,984**	**26,133**	10,358	17,216	27,574

Operating earnings by business area	2003		2002		2003	2002	2003		2002	
	EBITDA	**%**	EBITDA	%	Depreciation, amortization and write-downs		**EBIT**	**%**	EBIT	%
Gambro Healthcare	**2,520**	**16.0**	2,500	14.8	**-1,542**	-1,759	**978**	**6.2**	741	4.4
Gambro Renal Products	**1,697**	**17.1**	1,890	18.5	**-1,010**	-888	**687**	**6.9**	1,002	9.8
Gambro BCT	**442**	**24.8**	403	21.4	**-181**	-238	**261**	**14.6**	165	8.8
Other[2]	**-325**		-292		**-20**	-22	**-345**		-314	
Total	**4,334**	**16.6**	4,501	16.3	**-2,753**	-2,907	**1,581**	**6.0**	1,594	5.8
Financial net							**-51**		-531	
EBT							**1,530**		1,063	
Taxes							**-41**		-393	
Minority interest in net income							**-67**		-58	
Net income							**1,422**		612	

Assets	**2003**	2002	**Liabilities**	**2003**	2002
Gambro Healthcare	**16,652**	19,702	Gambro Healthcare	**1,633**	1,851
Gambro Renal Products	**11,198**	11,606	Gambro Renal Products	**2,611**	2,292
Gambro BCT	**1,409**	1,476	Gambro BCT	**211**	213
Eliminations	**-199**	-237	Eliminations	**-199**	-237
Total segment assets	**29,060**	32,547	**Total segment liabilities**	**4,256**	4,119
Other[2]	**1,427**	550	Other[2]	**761**	657
Shares and participations	**127**	112	Shareholders' equity	**19,756**	19,634
Deferred and current tax	**1,448**	1,578	Minority interests in equity	**143**	165
Liquid assets	**482**	563	Provisions for taxes and tax liabilities	**1,345**	1,844
Interest bearing receivables	**1,568**	669	Interest bearing liabilities, including pensions	**7,851**	9,600
Total assets	**34,112**	36,019	**Total shareholders' equity and liabilities**	**34,112**	36,019

External revenues by market and business area	Europe, Africa, Middle East		United States		Asia, rest of the world		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Gambro Healthcare	**1,345**	1,312	**14,171**	15,368	**185**	192	**15,701**	16,872
Gambro Renal Products	**5,983**	5,947	**1,005**	1,153	**1,660**	1,723	**8,648**	8,823
Gambro BCT	**524**	509	**1,042**	1,126	**218**	244	**1,784**	1,879
Total	**7,852**	7,768	**16,218**	17,647	**2,063**	2,159	**26,133**	27,574

Gross investments by market	**2003**	2002	**Gross Investments**	**2003**	2002	**Assets by market**	**2003**	2002
Europe, Africa, Middle East	**1,267**	1,859	Gambro Healthcare	**1,020**	1,139	Europe, Africa, Middle East	**11,213**	11,154
United States	**956**	1,186	Gambro Renal Products	**1,134**	1,981	United States	**15,962**	19,341
Asia, rest of the world	**213**	334	Gambro BCT	**282**	259	Asia, rest of the world	**1,885**	2,052
Total	**2,436**	3,379	**Total**	**2,436**	3,379	**Total**	**29,060**	32,547

1) The aim of the Gambro Group transfer price policy is to ensure a stable framework for intra-group sales. The policy is based on the arm's length standard as defined in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations published by the OECD. All transactions that are based on this policy are supported by written contracts between the different parties. The concept is based on a division of function and risk between the different entities within Gambro. Profit is allocated on the basis of the function provided in the sale, risks assumed and available industry comparables.

2) Group wide functions, Group wide research included and expenses in relation to subpoenas.

3 Employees

Average number of employees, etc.	Average number of employees 2003	Average number of employees 2002	of whom, women 2003	of whom, women 2002	Salaries and remunerations to Board and President 2003	Salaries and remunerations to Board and President 2002	of which bonus 2003	of which bonus 2002	Salaries and remunerations to other employees 2003	Salaries and remunerations to other employees 2002	Total salaries, wages and remunerations 2003	Total salaries, wages and remunerations 2002
Parent Company												
Sweden	**51**	50	**27**	28	**11**	11	**2**	2	**41**	39	**52**	50
Other Group companies												
Argentina	**593**	537	**418**	385	**2**	2			**27**	30	**29**	32
Australia	**108**	110	**62**	64	**1**	2			**26**	29	**27**	31
Austria	**23**	21	**4**	6					**12**	12	**12**	12
Belgium	**70**	71	**23**	26	**6**	4			**35**	35	**41**	39
Brazil	**26**	26	**12**	14	**1**				**7**	5	**8**	5
Canada	**89**	79	**28**	25	**3**	1	**1**		**35**	24	**38**	25
Checkia	**283**	296	**273**	286					**11**	11	**11**	11
Chile	**13**	9	**5**	3					**2**	2	**2**	2
China	**394**	328	**302**	240	**2**	2			**24**	31	**26**	33
Colombia	**2**	2	**2**	2					**0**	0	**0**	0
Denmark	**21**	20	**11**	10	**1**	3			**11**	10	**12**	13
Estonia	**4**	3	**3**	2					**0**	0	**0**	0
Finland	**15**	15	**7**	7	**2**	1	**1**		**4**	4	**6**	5
France	**1,017**	980	**452**	432	**6**	4	**1**		**345**	310	**351**	314
Germany	**1,630**	1,630	**593**	578	**9**	8	**1**	2	**579**	569	**588**	577
Hungary	**209**	211	**154**	175	**1**				**18**	18	**19**	18
India	**16**	17	**2**	2					**1**	1	**1**	1
Italy	**1,439**	1,329	**746**	614	**3**	4	**2**	2	**349**	308	**352**	312
Japan	**203**	203	**52**	54	**3**	3	**1**	1	**79**	93	**82**	96
Malaysia	**3**		**1**						**1**		**1**	
Mexico	**718**	568	**519**	376					**36**	32	**36**	32
Netherlands	**40**	42	**12**	12	**2**	1			**17**	17	**19**	18
Norway	**13**	12	**4**	4	**2**	1	**1**		**4**	4	**6**	5
Peru	**1**	1							**0**	0	**0**	0
Poland	**116**	67	**93**	48	**2**	2			**9**	9	**11**	11
Portugal	**566**	594	**324**	386	**2**	1	**1**	1	**108**	103	**110**	104
Russia	**2**	8	**2**	2					**0**	1	**0**	1
Singapore	**10**	5	**5**	3	**1**				**2**	1	**3**	1
South Korea	**125**	102	**22**	28	**2**	3		1	**30**	25	**32**	28
Spain	**552**	566	**384**	393	**2**	1	**1**		**137**	129	**139**	130
Sweden	**876**	982	**332**	428	**4**	5		1	**328**	324	**332**	329
Switzerland	**18**	15	**6**	4					**14**	13	**14**	13
Taiwan	**35**	44	**16**	16		1			**9**	10	**9**	11
Turkey	**60**	59	**33**	26					**7**	1	**7**	1
United Kingdom	**242**	244	**137**	140	**1**	1			**73**	86	**74**	87
Uruguay	**109**	94	**42**	80	**3**	3	**1**	1	**5**	2	**8**	5
USA	**11,580**	11,463	**8,600**	8,360	**59**	69	**23**	24	**4,757**	5,198	**4,816**	5,267
Venezuela	**1**	1	**1**	1					**0**	0	**0**	0
Total Group	**21,273**	20,804	**13,709**	13,260	**131**	133	**36**	35	**7,143**	7,486	**7,274**	7,619

At year end the number of employees was 21,193 (20,907). Of the average number of employees, 64 percent (64) were women. Social security expenses amounted to MSEK 1,687 (1,787). Salaries and remunerations to the Board and President excludes expenses for the share programs amounting MSEK 5.

Specification, Men/Women among management officers, % 2003

	Men	Women
Parent Company		
President	100	0
Other Board Members	56	44
Other managers and specialists	64	36
Other Group Companies		
President	96	4
Other Board Members	84	16
Other managers and specialists	61	39

Pensions and similar benefits	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Total pension costs	**62**	63	**12**	17
Costs for pension and similar benefits to current and former Board Members, President or corresponding personnel	**19**	19	**7**	9
Commitments related to pensions and similar benefits to current and former Board Members, President or corresponding personnel	**199**	191	**181**	177

Absence due to illness %	Parent Company July 1, 2003–December 31, 2003
Total absence due to illness in percentage of ordinary working hours	3.2
Percentage of total absence due to illness (3.2) exceeding 60 days	38.0
Absence due to illness for men in percentage of ordinary working hours	4.7
Absence due to illness for women in percentage of ordinary working hours	2.2
Absence due to illness in percentage of ordinary working hours for the following age categories:	
–29 years	0.0
30–49 years	4.4
50– years	0.6

Definitions

This note on benefits for senior executives has been prepared in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee (NBK) dated August 15, 2002. Senior executives refers to both top management, including the Chairman, Claes Dahlbäck and the President, Sören Mellstig, and other senior executives not included in top management. The other senior executives are: Larry C Buckelew, Lars Fahlén, Annemarie Gardshol (until June 30), Alain Granger (until October 31), Lars Granlöf, David B Perez, Jon Risfelt (from November 1), Leif Smeby and Kevin Smith.

Compensation Committee

Gambro's Compensation Committee is appointed annually by the Board and consists of Claes Dahlbäck, Wilbur H Gantz, Juha P Kokko and Håkan Mogren.
The responsibilities of the Compensation Committee are to:

- Approve compensation and benefit plans and pay levels for the President and other senior executives, taking into account peer group practices and any special considerations
- Ensure the establishment of evaluation plans for evaluating the performance of the President and other senior executives
- Respond to shareholder concerns, including controlling the impact of stock compensation plans on shareholder value and dilution
- Determine, at senior management level, the individuals to be included in the various compensation plans (including stock-related plans)

The Compensation Committee meets in conjunction with some of the Board meetings. Matters to be considered by the Committee are prepared by the Corporate HR. The Committee does not pass resolutions but issues recommendations for resolutions by the Board.

Compensation Policy

The Global Remuneration Program offers managers and specialists within Gambro the opportunity to receive awards in the form of cash, shares and options for achieving predetermined performance targets. The Program has been designed to meet a number of important objectives:

- To encourage and reward long-term value creation
- To retain top talent
- To create a culture of ownership
- To promote a unified Gambro culture
- To adjust policy to reflect changing market conditions

Compensation for managers and specialists comprises fixed salary, variable compensation, long-term incentive programs, pensions and other benefits.

Fixed Salaries

Salaries are reviewed annually in line with best practice, to provide market-based salaries according to responsibilities adjusted to reflect the contributions of the individual. Salaries are broadly determined with reference to the scope of position (responsibilities and size) with salary ranges calibrated against local market practice.

Variable Compensation

The variable compensation award is conditional upon performance relative to predetermined targets for various financial and individual goals by offering the opportunity to earn a cash award equivalent to a percentage of fixed salary. Performance is measured over the Gambro financial year, running from January 1 to December 31. The variable compensation will be awarded only if the employee remains in employment with Gambro throughout the entire performance period.

The President's variable compensation for 2003 was based 70 percent on financial results (at Group and business area level) and 30 percent on individual targets decided by the board, with a maximum variable compensation of 50 percent of fixed salary and a target for variable compensation of 30 percent. Other senior executives in the USA are eligible for variable compensation of a maximum of 60 percent and a variable compensation target of 36 percent. The equivalent figures for senior executives outside the USA are a maximum variable compensation of 40 percent or 50 percent and a variable compensation target of 24 or 30 percent. The balance between financial and individual targets is approximately the same as for the President.

Long-term Incentives

Stock options

Since 1999, the Group has offered higher management and specialists stock options. Stock options are not allocated to Board Members. The aim of these programs is, firstly, to link the compensation to future growth in shareholder value and, secondly, to encourage long-term investments in Gambro's shares. Stock options are granted free of charge. The exercise price for the options is 110 percent of the share price on the grant date. The vesting period entails that one-third of the options can be exercised one year after grant, one-third after two years and the final third after three years. Unvested options expire immediately if the employment is terminated. Vested options must be exercised within three months of termination of employment. The options granted in 1999–2001 have a term of seven years while the subsequent programs have a term of five years.

The value of the options granted during the year is based on a theoretical value computed using the Black & Scholes model. When calculating the value of options, volatility of 35 percent has been assumed. The theoretical value of the options granted in 2003 was SEK 8.39 (a total of MSEK 31 for all options granted during the year). A total of 3,751,975 options were granted to 487 employees during the year.

Stock Appreciation Right (SAR) program

In 2001 a Stock Appreciation Right (SAR) program was introduced for employees in key positions in the USA. These programs entitle participants to any increase in the value of Gambro's stock over a four-year period. The vesting period is one year and the exercise price is equivalent to 100 percent of the share price on the grant date. The SARs are granted free of charge. A total of 607,000 SARs were granted to 1,214 employees in 2003. The value of the SARs granted during the year is based on a theoretical value computed using the Black & Scholes model. When calculating the value of the SARs a volatilaty of 35 percent has been assumed. The theoretical value of the SARs granted in 2003 was SEK 13.80 (a total of MSEK 8 for SARs granted during the year).

Shareprogram

During 2003, two new programs were introduced for higher management and specialists. The programs are titled Restricted Stocks and Performance Shares, and are based on the grant of shares. The total number of shares to be granting in each of the two programs corresponds to approximately one third of the granted stock options. For the Restricted Stock program, grant is made annually. The term of the shares is five years. 40 percent of the granted shares is vested after three years after grant date, 70 percent after year four and 100 percent after year five. If employment is terminated, unvested shares expire. During the year, 73 persons have been granted a total of 563,343 Restricted Stocks. As with the Restricted Stock program, the grant of the right to subscribe to shares in the Performance Share program is made annually. Performance targets related to the strategic plan are established for each individual. After three years, the target achievement is assessed and the employee receives 0–150 percent of the targeted grant. During the year the targeted grant is 563,343 shares, granted to 73 individuals. The value for Restricted Stock and Performance Share granted during the year, is based upon the share value at grant date. The value amounts to SEK 35.70 (in total MSEK 40 for grant during the year).

Accounting and hedging of the programs

All outstanding programs, including social costs, have been hedged against increases in the share price through equity swaps on the market. The financial costs for these equity swaps totaled MSEK 28 in 2003 and have been expensed. Based on the share price on December 31, unrealized losses amounting to MSEK 81 on these equity swaps have been reported as provisions direct to equity. The theoretical cost of the option programs based on the Black & Scholes value on the grant date for all of the programs is MSEK 235. This amount has not been expensed. The personnel cost accounted for the Restricted Stock and Performance Share programs together this year amounts in total to MSEK 13.

3 Continued

Conditions Stock options

Allotment date	Number of participations at grant	Options outstanding Jan 1, 2003	Options vested Jan 1, 2003	Options exercised 2003	Options expired 2003	Options outstanding Dec 31, 2003	Options vested Dec 31, 2003	Exercise price SEK	Expiration date	Vesting period
Feb 24, 1999	69	820,081	820,081	0	33,070	787,011	787,011	74.25	Feb 24, 2006	3 years
Feb 23, 2000	127	1,290,590	860,393	0	26,430	1,264,160	1,264,160	70.90	Feb 23, 2007	see below[1]
Feb 19, 2001	378	2,657,400	885,800	0	172,000	2,485,400	1,656,933	72.30	Feb 22, 2008	see below[1]
Mar 18, 2002	434	3,437,775	0	0	77,250	3,360,525	1,120,175	71.90	Mar 19, 2007	see below[1]
Mar 10, 2003	487	0	0	0	56,600	3,695,375	0	39.30	Mar 10, 2008	see below[1]
Total		**8,205,846**	**2,566,274**	**0**	**365,350**	**11,592,471**	**4,828,279**			

1) The vesting period in this program entails that one-third of the options can be exercised one year after allotment, one-third after two years and one-third after three years.

Conditions Stock Appreciation Right Program

Allotment date	Number of participations at grant	SARs outstanding Jan 1, 2003	SARs vested Jan 1, 2003	SARs exercised 2003	SARs expired 2003	SARs outstanding Dec 31, 2003	SARs vested Dec 31, 2003	Exercise price SEK	Expiration date	Vesting period
Aug 1, 2001	977	431,783	431,783	0	28,637	403,146	403,146	68.50	Aug 1, 2005	1 year
Feb 1, 2002	135	66,367	0	0	7,413	58,954	58,954	62.00	Feb 1, 2006	1 year
Aug 1, 2002	1,020	499,500	0	70,450	35,750	393,300	393,300	49.00	Aug 1, 2006	1 year
Feb 1, 2003	117	0	0	0	3,000	55,500	0	46.80	Feb 1, 2007	1 year
Aug 1, 2003	1,097	0	0	0	26,000	522,500	0	52.50	Aug 1, 2007	1 year
Total		**997,650**	**431,783**	**70,450**	**100,800**	**1,433,400**	**855,400**			

Conditions Shareprograms

Allotment date	Number of participations at grant	Shares outstanding Jan 1, 2003	Shares vested Jan 1, 2003	Shares exercised 2003	Shares expired 2003	Shares outstanding Dec 31, 2003	Shares vested Dec 31, 2003	Expiration date	Waiting period	Vesting period
Restricted Stock, Mar 10, 2003	73	0	0	0	0	563,343	0	Mar 10, 2008	2 years	see below[1]
Performance Shares, Mar 10, 2003	73	0	0	0	0	563,343	0	Mar 10, 2006	0 years	3 years
Total		**0**	**0**	**0**	**0**	**1,126,686**	**0**			

1) 40 percent of the shares is vested three years after grant date, 70 percent after four years and 100 percent after five years.

Equity swaps

Period of maturity	Number of shares	Exercise price (SEK)	Market value	Nominal value	Fair value	Net book value
Dec 9, 1999–Feb 27, 2006	1,760,000	76.94	135	105	-31	-31
Mar 10, 2000–Feb 23, 2007	2,200,000	61.03	134	131	-3	-3
Apr 9, 2001–Feb 22, 2008	3,600,000	67.29	242	214	-28	-28
May 17, 2002–Apr 2, 2007	3,700,000	64.52	239	220	-19	-19
May 19, 2003–May 19, 2008	5,200,000	43.95	229	309	81	
Total	**16,460,000**		**979**	**979**	**0**	**-81**

Pensions

The President's retirement age is 60. Pension costs for Gambro AB correspond to a premium of 35 percent of fixed salary as long as the President is employed by the company. The pension benefit is based on the total amount paid in annual premiums, plus interest, according to the above, during the remaining period of employment and on the benefits earned up to and including 2000. Gambro guarantees a return corresponding to inflation plus 3 percent. According to RR 29 the pension plan is a defined benefit plan as it entails certain characteristics of this type of pension plan. Other senior executives in the US are eligible for a supplemental nonqualified[1] defined contribution plan in addition to the qualified 401(k) defined contribution plan for all employees. The contribution rate for the supplemental plan is 8 percent of base salary. One senior excecutive outside the US have a defined contribution plan. The annual pension provision corresponds to 10 price base amounts. For other senior executives outside the US the retirement age is 65. Pensions are defined benefit plans and are based on 50–70 percent of pensionable income. Pensionable income is defined as base salary plus average variable compensation over the last three years. The pension is non-transferable.

Severance Pay

Gambro and the President have a mutual notice period of six months. The President has the right, upon receiving notice from the company, to severance pay corresponding to 24 months' compensation (fixed annual salary). Gambro's other senior executives have a mutual notice period of six months and are entitled to severance pay corresponding to 18–24 months' compensation.

1) Nonqualified and qualified refer to the fiscal status of the employees in the US.

Compensations, pensions, stock options and shares for top management, other senior executives and other by the general meeting elected Board members during the year (kSEK)

	Fixed salary	Board fees	Variable compensation[1]	Other compensation	Other benefits	Pension costs	Options alloted 2003	Theoretical value of options alloted 2003	Accumulated holdings 1999-2003	Alloted restricted stocks	Alloted performance shares	Value share-programs 2003
Top management;												
Claes Dahlbäck		1,000										
Sören Mellstig	5,500		1,708		226	1,925	111,875	939	424,620	34,700	34,700	2,478
Other senior executives;												
US (3 individuals)[2]	10,604		5,851	4,293[3]	202	1,014	185,000	1,552	809,760	57,350	57,350	4,095
Non-US[4]	8,827		1,917	910[5]	375	4,330	165,000	1,384	532,480	51,150	51,150	3,652
Other board members;												
Håkan Mogren		600										
Other by the general meeting elected board members[6]		1,825										
Total	**24,931**	**3,425**	**9,476**	**5,203**	**803**	**7,269**	**461,875**	**3,875**	**1,766,860**	**143,200**	**143,200**	**10,225**

1) Variable compensation consists of bonuses expensed in 2003 and payable in 2004. A decision on the actual variable compensation payable will be made in early 2004. The final amount may differ from the expensed amount. The following amounts were paid out in 2003 for variable compensation for 2002: Sören Mellstig kSEK 2,018, other US senior executives kSEK 5,851 and other non-US senior executives kSEK 2,319.
2) US = Larry C Buckelew, David B Perez, Kevin Smith.
3) Other compensation US consists of retention bonus.
4) Non-US = Lars Fahlén, Annemarie Gardshol (until June 30), Alain Granger (until October 31), Jon Risfelt (from November 1), Lars Granlöf, Leif Smeby.
5) Other compensation non-US consists to the major part of pension payments.
6) The other board members Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassman, Juha P Kokko and Lena Torell received fees of between kSEK 325–425 each.

4 Audit fees and charges

	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Öhrlings PricewaterhouseCoopers				
Audit assignment	**26**	18	**4**	3
Other assignments	**4**	7	**1**	3
Other accounting firms				
Audit assignment	**1**	0		
Other assignments	**0**	0		
Total	**31**	25	**5**	6

Audit assignments include the examination and review of the annual reports, accounting policies and management of the Board and President and other work assignments carried out by the company's auditors and advisory services and other measures arising from observations during such examinations or in conjunction with the carrying out of other such work assignments. All other activities are considered to be other assignments.

5 Share in earnings of associated companies and joint ventures

Operations-related participations

	Group 2003	Group 2002
Share in earnings before tax:		
Associated companies	**0**	0
Joint ventures	**-2**	-7
Total	**-2**	-7

Financial investments

	Group 2003	Group 2002
Share in earnings before tax:		
Associated companies	**4**	-8
Total	**4**	-8

6 Other operating income

	Group 2003	Group 2002
Rental income	**17**	23
Capital gains	**33**	14
Government grants	**12**	11
Other	**20**	33
Total	**82**	81

7 Other operating expenses

	Group 2003	Group 2002
Bad debt losses	**-44**	-17
Capital losses	**-2**	-12
Patent litigations	**-42**	0
Other	**-111**	-38
Total	**-199**	-67

8 Amortization/depreciation and write-down of intangible and tangible fixed assets

Amortization/depreciation and write-down of intangible and tangible fixed assets are specified per function as below:

	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Costs of sales[1]	**-2,460**	-2,610		
Selling expenses	**-110**	-114		
Administration expenses	**-154**	-154	**-2**	-2
Research and development expenses	**-29**	-29		
Total	**-2,753**	-2,907	**-2**	-2

1) Of which goodwill, MSEK -911 (-1,069) and other intangible assets, MSEK -189 (-218).

9 Leasing

Leasing Obligations

The Group's expenses for the year for operating leases were MSEK 581 (749). The Parent Company's expenses for the year for operating leases amounted to MSEK 9 (7).

Future minimum payment obligations for leasing agreements are distributed as follows:

	Group		Parent Company	
	Finance leases	Operating leases	Finance leases	Operating leases
2004	22	578		9
2005	21	512		9
2006	20	474		
2007	19	415		
2008	18	350		
2009 or later	141	807		
Total	**241**	**3,136**		**18**

Total future sublease receivables for operating leases amount to MSEK 9 (404). The greater portion of the decrease refers to a reclassification of a leasing agreement from operating to financial. The reclassification is described in the Leasing Assets table below.

Leasing Income

There was no income from finance leases for the year ended December 31, 2003. The majority of the leasing income is based on Gambro Renal Products and Gambro BCT machines placed with customers for an average of 3 to 5 years. Future minimum payments for leased assets are as follows:

	Group	
	Finance leases	Operating leases
2004		62
2005		54
2006		34
2007		24
2008		18
2009 or later		6
Total		**198**

These figures exclude any subleasing income. Assets under operating leases recorded as Tangible assets are disclosed in Note 19.

Leasing Assets

Assets under financial leases, recorded as Tangible assets in Note 19, consist of;

	Group	
Financial Leases	**2003**	2002
Acquisition value		
Buildings, land and land improvements	**242**	4
Equipment, tools, fixtures and fittings	**2**	2
Closing balance	**244**	6
Accumulated depreciation		
Buildings, land and land improvements	**-5**	-1
Equipment, tools, fixtures and fittings	**-1**	-1
Closing balance	**-6**	-2
Net book value	**238**	4

Gambro has a leasing agreement in which the majority of the leased buildings are subleased. Gambro has the right to purchase these buildings in 2016. As reported in last year's annual report, it appears that the lessee, under certain conditions, will take over the leashold contract in 2005 and the report also stated that the lessee has filed for bakruptcy and that a court decided, on January 29th 2003, that the company is to be reorganized. However, the company was placed into bankruptcy on September 3rd 2003. The bankruptcy estate has now transferred the operations, including the major portion of the second-hand (subleasing) agreements to another company. The leasing contracts have been reported in Gambro's accounts, until the bankruptcy estate's transfer of the contracts, as operating leases as the former lessee had been expected to take over the contracts in 2005. As the previously expected transfer of the leasing agreements does not apply to the new lessee, Gambro has now made the assessment that the Group has, in all material aspects, taken over the financial risks and advantages associated with the leasing agreements. Therefore, the leasehold contract is reclassified from an operating lease to a financial lease. Due to this reclassification, the total amount of Investments, Buildings and Land, as well as of Liabilities to credit institutions has increased by MSEK 239. The current operating lease agreement runs until the end of 2008 and the minimum amount leasing income amounts to MSEK 54.

10 Results from participation in Group companies

	Parent Company	
	2003	2002
Dividends	**78**	170
Gains/losses on divestments of Group companies	**1**	7
Write-downs	**-316**	-481
Reversal of write-downs	**316**	
Total	**79**	-304

11 Results from other securities and receivables accounted for as fixed assets

	Group		Parent Company	
	2003	2002	**2003**	2002
Capital gains/losses	**12**	45	**2**	983
Write-downs		-14		
Total	**12**	31	**2**	983

12 Other interest income and similar profit/loss items

Of the Parent Company's Other interest income and similar profit/loss items, income from other Group companies accounts for MSEK 599 (902). In the Group and Parent Company, MSEK 198 (75) refers to interest income from forward exchange agreement.

13 Interest expense and similar profit/loss items

	Group		Parent Company	
	2003	2002	**2003**	2002
Interest	**-496**	-679	**-363**	-480
Equity swaps	**-28**	-25	**-28**	-25
Exchange differences, etc.	**173**	-51	**162**	-205
Total	**-351**	-755	**-229**	-710

Of the Parent Company's Other interest expenses and similar profit/loss items, income from other Group companies account for MSEK 42 (76).

14 Earnings before taxes and appropriations

The Group's write-downs and reversals of write-downs of Financial fixed assets and Short-term investments amounted to MSEK 0 (14) and MSEK 0 (0), respectively. The Parent Company's write-downs and reversals of write-downs of Financial fixed assets and Short-term investments amounted to MSEK 316 (481) and MSEK 316 (0), respectively.

15 Appropriations

	Parent Company	
Tax allocation reserve	**2003**	2002
Reversal of reserve from 1997	**951**[1)]	
Allocation for the year	**-43**	-54
Total	**908**	-54

1) Of which MSEK 651 refers to the tax allocation reserve in Örekron Service AB, which was merged with Parent Company.

16 Taxes

	Group		Parent Company	
Tax expense for the year	**2003**	2002	**2003**	2002
Current taxes	**-262**	-294	**497**	331
Deferred taxes	**221**	-99	**15**	
Total	**-41**	-393	**512**	331

Tax computation Group	**2003** Earnings before tax	**2003** Tax	**2003** Tax rate %	2002 Earnings before tax	2002 Tax	2002 Tax rate %
Earnings before tax/ tax at applicable tax rate	**1,530**	**-611**	**40**	1,063	-343	32
Non-deductible goodwill amortization	**699**	**-265**	**38**	772	-255	33
Non-deductible expenses	**158**	**-56**	**36**	152	-45	30
Differences between accounted and tax acquisition value, disposal of shares	**11**	**-4**	**36**			
Non taxable income	**-3**	**1**	**36**			
Reversal of provision for legal restructuring					250	
Loss carry forward		**894**				
Reported tax expense		**-41**			-393	

Compared with last year, no major changes in tax rates have taken place in those countries in which Gambro has its largest operations. A large portion of the Groups earnings are now generated in the United States where the tax rate is higher then in the majority of European countries which explains the higher tax rate. The average tax rate in the Gambro Group is determined by:

- *The equity/assets ratios in foreign subsidiaries. Gambro's policy is that its* subsidiaries should have an equity/assets ratio of 30–40 percent.
- The profit level in each country.
- The corporate tax rates in countries in which Gambro has substantial operations:

	2003	2002
USA	**39%**	39%
France	**35%**	35%
Germany	**38%**	38%
Italy	**42%**	42%
Sweden	**28%**	28%

Tax computation Parent Company	**2003** Earnings before tax	**2003** Tax	**2003** Tax rate %	2002 Earnings before tax	2002 Tax	2002 Tax rate %
Earnings before tax/ tax at applicable tax rate	**564**	**-156**	**28**	839	-235	28
Write-down of shares in subsidiaries				481	-135	28
Non-deductible expenses	**37**	**-10**	**28**	40	-12	28
Differences between accounted and tax acquisition value, disposal of shares				-6	2	28
Dividends	**-78**	**22**	**28**	-170	48	28
Untaxed reserves	**903**	**-253**	**28**	-54	15	28
Loss carry forward		**626**				
Reversal of provision		**283**			648	
Reported tax income		**512**			331	

Contingent liabilities

Incentive Grosshandel AB and Örekron Service AB (both companies are now merged with Gambro AB) have previously divested a significant number of shares in ABB AB. An advance ruling by the Supreme Administrative Court in Sweden in 2000, regarding Örekron Service AB, stipulated that the fiscal acquisition value of the disposal should correspond to the market value of the ABB shares at point in time earlier than the date first stated by the company. Incentive Grosshandel AB has received confirmation of the Örekron Service AB's advanced ruling in a court decision by the Lower Tax Court (Länsrätten) in Gothenburg November 2002. Örekron Service has received confirmation of their advance ruling in a court decision by the Lower Tax Court (Länsrätten) in Stockholm in November 2003. These decisions imply that Gambro AB can utilize approximately MSEK 3,193 of loss carry forwards, with a positive tax effect of MSEK 894, which was reported as income during 2003. The tax effect has meant a tax repayment of MSEK 181 in January 2003 and of MSEK 136 during January 2004. These loss carry forwards have also resulted in decreased tax payments in the amount of MSEK 102 for 2003 and MSEK 475 for 2004 and forward. The court decisions have been appealed by Gambro AB, as well as by the Tax Authorities.

	Group		Parent Company	
Tax paid	**2003**	2002	**2003**	2002
Repayment of US tax carrybacks		344		
Repayment of tax on the disposal of shares in ABB AB, revision of 1998 tax assessment	**181**		**181**	
Tax paid on operations	**-705**	-545	**-267**	*-109*
Total	**-524**	-201	**-86**	-109
Deferred tax assets				
Loss carry forwards	**246**	253	**15**	
Unused tax credit	**3**	27		
Temporary differences related to:				
Intercompany profits	**141**	175		
Intangible assets	**17**			
Trade receivables	**231**	355		
Inventory	**11**			
Other write-downs	**27**	29		
Fixed assets	**51**			
Employee benefits	**116**			
Guarantees	**12**			
Other	**180**	438	**6**	
Total	**1,035**	1,277	**21**	0
Current tax receivables				
Other	**413**	301	**205**	145
Total	**413**	301	**205**	145
Deferred tax liabilities				
Temporary differences related to:				
Intangible assets	**120**			
Trade receivables	**7**			
Fixed assets	**113**			
Guarantees	**1**			
Capitalized development expenditures	**48**	48		
Untaxed reserves	**460**	933		
Other	**21**	137		
Total	**770**	1,118	**0**	0
Current tax provisions				
Other	**198**	469	**53**	330
Total	**198**	469	**53**	330
Total provisions for taxes	**968**	1,587	**53**	330
Current tax liabilities				
Other	**377**	257		
Total	**377**	257	**0**	0

The Group has a total of MSEK 175 (260) of non-capitalized loss carry forwards. Deferred tax liabilities, regarding temporary differences attributable to investments in subsidiaries have not been reported as the Parent Company can determine when these temporary differences are to be reversed and do not intend to reverse these differences. Tax liabilities regarding temporary differences attributable to investments in associated companies have not been reported as the temporary differences are immaterial.

17 Minority interest in results for the year

	Group	
	2003	2002
Share in earnings after financial items	**-68**	-59
Share of taxes	**1**	1
Total	**-67**	-58

18 Intangible fixed assets

Group	Patents & similar rights	Licenses and distribution rights	Soft-ware	Trade-marks	Renting rights	Internally developed software	Internally produced intangible assets under developement	Internally produced capitalized developement expenditures	Goodwill	Total
Acquisition value										
Opening balance	160	797	255	90	13	18	158	185	20,336	22,012
Less amortizations in divested companies									-29	-29
Purchases	1	41	129				145[1)]		43	359
Transfers						1	-24	23		0
Sales/disposals		-22	-1		-8				-68	-99
Translation difference for the year	-33	-102	-36	-14	-3	-1	-27	-11	-3,232	-3,459
Closing balance	128	714	347	76	2	18	252	197	17,050	18,784
Accumulated amortization according to plan										
Opening balance	-144	-299	-105	-42	-1	-6		-17	-5,479	-6,093
Sales/disposals		22	1						48	71
Less amortizations in divested companies									12	12
Amortization for the year	-9	-52	-56	-7		-5		-60	-911	-1,100
Translation difference for the year	29	36	6	6				3	963	1,043
Closing balance	-124	-293	-154	-43	-1	-11		-74	-5,367	-6,067
Write-downs										
Opening balance		-77							-1,172	-1,249
Translation difference for the year		14							191	205
Closing balance		-63							-981	-1,044
Net book value	**4**	**358**	**193**	**33**	**1**	**7**	**252**	**123**	**10,702**	**11,673**

1) Of which MSEK 134 (157) relates to capitalized development expenditures.

19 Tangible fixed assets

Group	Buildings, land and land-improvements	Machinery	Equipment, tools, fixtures and fittings	Operating leases	Construction in progress	Total
Acquisition value						
Opening balance	5,153	3,866	4,237	1,611	983	15,850
Additional through, acquired companies	8		3			11
Less assets in divested companies	-11		-18			-29
Purchases (including improvement costs)	412	212	367	427	637	2,055
Sales/disposals	-64	-37	-134	-248	-2	-485
Transfers	323	278	108		-709	0
Translation difference for the year	-570	-146	-520	-40	-92	-1,368
Closing balance	5,251	4,173	4,043	1,750	817	16,034
Accumulated depreciation according to plan						
Opening balance	-1,795	-2,291	-2,496	-1,017		-7,599
Less depreciation in divested companies	6		14			20
Sales/disposals	38	26	112	205		381
Depreciation for the year	-338	-324	-577	-359		-1,598
Translation difference for the year	234	105	427	20		786
Closing balance	-1,855	-2,484	-2,520	-1,151		-8,010
Write-downs						
Opening balance	-82	0	-23			-105
Write-downs for the year	-21	-34				-55
Translation difference for the year	0	0	4			4
Closing balance	-103	-34	-19			-156
Net book value	**3,293**	**1,655**	**1,504**	**599**	**817**	**7,868**

For information concerning financial and operating leases, see Note 9.

Buildings in Sweden	**2003**	2002
Tax assessment value	**91**	103
Net book value	**127**	140

Land in Sweden	**2003**	2002
Tax assessment value	**21**	23
Net book value	**22**	24

Parent Company	Equipment, tools, fixtures and fittings
Acquisition value	
Opening balance	11
Purchases (including improvement costs)	1
Sales/disposals	0
Closing balance	12
Accumulated depreciation according to plan	
Opening balance	-6
Sales/disposals	0
Depreciation for the year	-2
Closing balance	-8
Net book value	**4**

20 Shares and participations in Group Companies, associated companies and joint ventures

Group	Equity participations in associated companies	Equity participations in joint ventures	Total
Acquisition value			
Opening balance	251	26	277
Share in earnings for the year	4	-2	2
Dividend received	-4		-4
Translation difference for the year	-2	-4	-6
Closing balance	249	20	269
Write-downs			
Opening balance	-219[1]	0	-219
Closing balance	-219[1]	0	-219
Net book value	**30**	**20**	**50**

1) Refers to shares and a convertible subordinated loan in MacGREGOR International AB, see also Note 36.

Parent Company	Participations in Group companies	Participations in associated companies	Total
Acquisition value			
Opening balance	23,470	2	23,472
Acquisitions	1,719		1,719
Merger	-3,206		-3,206
New issues	719		719
Sales	-683		-683
Closing balance	22,019	2	22,021
Write-downs			
Opening balance	-5,046		-5,046
Sales	16		16
Write-downs for the year	-316		-316
Reversals for the year	316		316
Closing balance	-5,030		-5,030
Net book value	**16,989**	**2**	**16,991**

Participations owned by the Parent Company

Company name	Corp reg.no	Registered office	No of participations	Capital %	Votes %	Book value Dec. 31, 2003	Book value Dec. 31, 2002
Group companies, Sweden							
Gambro Fastighet AB	556020-8505	Stockholm	160,000	100	100	192	192
Gambro Healthcare Sweden AB	556209-2790	Lund	1,000	100	100	11	
Gambro Lundia AB	556057-7594	Lund	108,290,801	100	100	1,695	
Incentive AB	556554-8269	Stockholm	1,000	100	100	27	27
Incentive Aircraft TWO AB	556374-8796	Stockholm	1,000	100	100	5	5
Örekron Service AB							3,206
Other						1	2
Total						1,931	3,432
Group companies, outside Sweden							
Gambro BCT-Europe NV	BTW 413.166.055	Belgium	24,182	100	100	42	42
Gambro NV/SA	BTW 412.638.988	Belgium	11,249	100	100	17	17
Hospal NV/SA	BTW 416.613.020	Belgium	989	99	99	3	3
Gambro do Brasil Lda	52.427.549/0001-60	Brazil	4,395,885	100	100	20	70
Gambro China Ltd	17136989-000-05-00-02	China	208,990,100	100	100	0	233
Gambro Medical Products (Shanghai) Co Ltd	015779	China		100	100	56	56
Gambro Medical Sales (Shanghai) Co Ltd	313345	China		100	100	5	18
Gambro S.A.S	712 062 512	France	83,513	100	100	51	51
Gambro GmbH	HRA 738	Germany	4	100	100	410	410
Gambro Hungary Kft	01-09-707663/9	Hungary		100	100	1	3
Gambro Dasco SpA	00182680363	Italy	174,000	100	100	331	331
Gambro Reinsurance SA	R.C.S. Luxembourg B 30 666	Luxembourg	4,999	100	100	8	8
Scandinavian Incentive Holding B.V.	24251025	Netherlands	716,850	100	100	3,094	2,100
Gambro Healthcare Poland Sp.z.o.o.	0000005693	Poland	2,000	100	100	20	10
Gambro Poland Sp.z.o.o.	0000139466	Poland	9,007	100	100	9	9
Gambro Investimentos SGPS Lda	pt 502432489	Portugal		100	100	255	255
Gambro Sociedade de Produtos Medicos Lda	pt 501082107	Portugal		1	1	2	2
Gambro Singapore Pty Ltd	200206628D	Singapore	1,800,000	100	100	3	0
Gambro Korea Ltd	110111-0784581	South Korea	7,500,000	100	100	117	117
Gambro Korea Solutions Ltd	135-81-47576	South Korea	66,667	80	80	76	65
Sopamed AG	CH-270.3.001.707-9	Switzerland					664
Gambro Taiwan, Ltd	22571340	Taiwan	8,499,994	100	100	44	44
Gambro Diyaliz Hizmetleri Ticaret A.S.	Ankara 59717	Turkey	599,996	100	100	35	25
Gambro BCT Ltd	1319238	United Kingdom	15,000	100	100	10	10
Gambro Inc	95-2403584	USA	3,000	100	100	10,447	10,447
Other						2	2
Total						15,058	14,992
Total Group companies						**16,989**	**18,424**
Associated companies							
Cimas/Gambro Haemodialysis Clinic		Zimbabwe		49		2	2
Total associated companies						**2**	**2**
Total Participations owned by the Parent Company						**16,991**	**18,426**

Participations owned by Group companies

Company name	Corp reg no	Registered office	No of participations	Capital %	Votes %	Book value Dec. 31, 2003	Book value Dec. 31, 2002
Group companies							
Gambro Pty Ltd	ACN 001 288 491	Australia	8,135,000	100	100	64	65
Gambro Inc.	10239 9466 RC0002	Canada	41,000	100	100	51	51
Hogamed SA	339 488 777 RCS Lyon	France	1,751,500	100	100	229	231
Hospal Industrie SAS	69330 Meyzieu	France	74,939	100	100	157	158
Centre de Dialyse Residance du Parc SASU	13013 Marseille	France	52,500	100	100	108	109
Hospal SA	306879669	France	109,986	100	100	97	97
Centre d'Hémodialyse d'Orgemont-CHO Angers	SAS399285402	France	2,550	100	100	53	53
Gambro Dialysatoren GmbH & Co KG	HRA599	Germany		100	100	596	601
Gambro SpA	00176010346	Italy	68,500	100	100	293	295
Hospal SpA[1]	02008070373	Italy	41,816,200	100	100	469	471
Rendial SpA	0224330361	Italy	134,025	100	100	163	246
Gambro KK	0111-01-004774	Japan	4,260,000	100	100	124	125
Gambro Sociedade de Produtos Medicos Lda[1]	501082107	Portugal		100	100	236	258
Pluribus Comercio e Servicos Empresariais S.A.	502286563	Portugal		100	100	172	186
Nefro-Norte-Centro Renal do Norte Lda	501763090	Portugal		100	100	59	60
DRD-Doencas Reneis e Dialise Lda	501485180	Portugal		100	100	55	55
Medicassis Sociedade de Estudios e Servicos Medico Lda	501344152	Portugal		100	100	73	74
Gambro Spain Holding SL	98151063	Spain	38,100	100	100	188	209
Gambro Healthcare Catalunya SL	ES-B62138573	Spain	23,850	100	100	130	131
Gambro Healthcare Valencia SL	ES-B96938113	Spain	19,950	100	100	133	134
Gambro SA	ES A28687085	Spain	45,000	100	100	50	51
Sopamed AG	CH-270.3.001.707-9	Switzerland	42,000	100	100	64	664
Gambro Ltd UK	01021994	United Kingdom	82,750	100	100	76	77
Gambro BCT Inc	841155788	USA	10,000	100	100	124	149
Gambro Healthcare Inc	621323090	USA	100	100	100	8,081	9,773
Associated companies							
JP Industria Farmaceutica SA	55.972.087/0001-50	Brazil		25	25	2	3
Holding St Exupery SA	303955363	France	9,621	46	46	24	24
MacGREGOR International AB	556554-8319	Sweden	596,491	40	40	0[2]	0[2]
Convertible loan, MacGREGOR International AB	556554-8319	Sweden	nom MSEK 140			0[2]	0[2]
Other[1]						4	5
Total associated companies						**30**	**32**
Joint ventures							
Graham Gambro Ltd	NI32344	United Kingdom	150,000	50		2	2
Tandem Healthcare LLC	364295496	USA		50		18	24
Total joint ventures						**20**	**26**
Total associated companies and joint ventures						**50**	**58**

A complete list of all Group companies is included in the complete Annual Report submitted to the Patent and Registration Office in Sweden.

1) Including the Parent Company's participations.
2) Unrecognised losses for the year amounted to MSEK 1 (-21) after tax. Accumulated unrecognized losses as per December 31, 2003, amounted to MSEK 20 (21), see also Note 36.

21 Other securities held as fixed assets

	Group	Parent Company
Acquisition value		
Opening balance	70	53
Acquistions	25	22
Sales	-10	-2
Translation difference for the year	-4	
Closing balance	81	73
Write-downs		
Opening balance	-16	-5
Sales	10	1
Translation difference for the year	2	
Closing balance	-4	-4
Net book value	**77**	**69**
Fair value	**156**	**69**

Holdings of other listed shares and participations	No of shares	Market value 2003	Market value 2002	Group book value 2003	Group book value 2002
Thoratec Laboratories Corp	889,596	**83**	60	**4**	5
Point Theraupeutics Inc			3		0
Total	889,596	**83**	63	**4**	5

Gambro has disposed its participation in Point Theraupeutics Inc during the year. The disposal implied a capital gain for the Group of MSEK 12. The Group holds 5,141,785 shares in Sangart Inc; the book value as per December 31, 2003 amounted to MSEK 59.

22 Other long-term receivables

	Group					Parent Company			
	Other long-term interest bearing receivables	Other long-term non interest bearing receivables	Plan assets	Interest bearing receivables from associated companies	Total	Other long-term interest bearing receivables	Other long-term non interest bearing receivables	Interest bearing receivables from group companies	Total
Acquisition value									
Opening balance	604	438	119	135	1,296	404	4	13,693	14,101
Reclassification to accounts receivable[1]		-42			-42				
Adjusted opening balance	**604**	**396**	**119**	**135**	**1,254**	**404**	**4**	**13,693**	**14,101**
Loans granted	35	61			96			5,690	5,690
Unrealized exchange gains[2]	875				875	875			875
Instalments	-17	-99			-116		-4	-6,933	-6,937
Interests			2	15	17				
Exchange differences								-1,176	-1,176
Translation difference for the year	-9	-48	-20		-77				
Closing balance	1,488	310	101	150	2,049	1,279	0	11,274	12,553
Write-downs									
Opening balance	-14			-56	-70				
Closing balance	-14			-56	-70				
Net book value	**1,474**	**310**	**101**	**94**	**1,979**	**1,279**	**0**	**11,274**	**12,553**
Fair value	**1,494**	**310**	**66[3]**	**150**	**2,020**	**1,299**	**0**	**11,274**	**12,573**

1) MSEK 42 has been reclassified from Long-term receivables to Accounts receivables as per December 31, 2002 according to RR 22.
2) Underlying transactions are described in Note 1, Accounting Principles, section Financial Instruments.
3) Plan assets are accounted after deduction of defined benefit obligations. The reported plan assets consist of gross plan assets in an amount of MSEK 155 and defined benefit obligations of MSEK 54. From 2004 Gambro will apply new accounting principles for the valuation of plan assets, defined benefit obligations and other long-term benefits to employees. According to the new principles, the book value of plan assets will decrease with MSEK 35 to MSEK 66, which is due to the depreciation of the gross plan assets with MSEK 36 to MSEK 119, and defined benefit obligations decrease with MSEK 1 to MSEK 53. The changes are described in Note 1.

The Group's collective credit risk regarding Other long-term receivables amounts to MSEK 1,888 (accounted value amounts to MSEK 1,979).

23 Inventories etc

	Group	
	2003	2002
Raw materials and consumables	**298**	387
Work in progress	**124**	115
Finished products and goods for resale	**1,927**	2,047
Total	**2,349**	2,549

Of the Group's Inventory MSEK 92 is expected to be sold later than twelve months after balance sheet date.

24 Accounts receivables

MSEK 42 has been reclassified from Long-term receivables to Accounts receivables as per December 31, 2002 according to RR 22.

Of the Groups Accounts receivables, MSEK 331 is expected to be recovered later than twelve months from balance sheet date. The Group's most significant concentrations of credit risks as regards Accounts receivables are classifiable in three geographic areas, Italy, Spain and France, and one specific customer, Medicare, USA The maximum credit risk exposure at the balance sheet date within these concentrations amounts to MSEK 2,765.

25 Other receivables

	Group		Parent Company	
	2003	2002	**2003**	2002
Receivables from Group companies[1]			**5,487**	6,206
Current tax receivables	**413**	301	**205**	145
Other receivables, incl. VAT	**745**	703	**44**	35
Prepaid expenses and accrued income[2]	**1,345**	581	**565**	227
Total	**2,503**	1,585	**6,301**	6,613
1) Receivables due from Group companies are interest free			**618**	469
2) Specification of prepaid expenses and accrued income				
Accrued interest income	**172**	71	**171**	70
Prepaid rents and leasing fees	**43**	43	**2**	2
Accrued income	**4**	6	**0**	0
Unrealized gains, future contracts	**410**	150	**371**	149
Accrued withholding tax refund referred to internal dividends	**499**	0	**0**	0
Other	**217**	311	**21**	6
Total prepaid expenses and accrued income	**1,345**	581	**565**	227

Of the Group's Other receivables, MSEK 435 is expected to be recovered later than twelve months from balance sheet date. Of the Parent Company's Other receivables, MSEK 5 is expected to be recovered later than twelve months from balance sheet date.

26 Shareholders' equity

MSEK 0 of the Group's Non restricted equity will be transferred to Restricted reserves, in accordance with the proposal of the respective Boards of Directors.

Accumulated translation differences	Group
Opening balance 1 January 2002	3,659
Translation difference 2002	-2,965
Closing balance 31 December 2002	694
Translation difference 2003	-1,045
Closing balance 31 December 2003	**-351**

The period's change in accumulated translation differences was reduced by MSEK 87 (0), through currency hedging measures. The accumulated translation differences in Shareholders' equity are attributable mainly to a change in the exchange rate between Swedish krona and U.S. dollar.

The Board of Directors has proposed a dividend of SEK 1.10 per share totaling MSEK 379.

Share class	Number of shares	Number of votes
Series A	250,574,090	250,574,090
Series B	94,079,198	9,407,920
Total	**344,653,288**	**259,982,010**

The Board of Directors has not repurchased any shares on the basis of mandate from the Annual General Meeting 2003.

27 Untaxed reserves

	Parent Company	
	2003	2002
Tax equalization reserve year;		
1997		300
1998	**163**	163
1999	**94**	94
2000	**190**	190
2001	**158**	158
2002	**217**[1)]	54
2003	**43**	
Total	**865**	959

1) Of which MSEK 163 is attributable to the merger with Örekron Service AB.

28 Provisions for pensions and similar commitments

Group	FPG/PRI pensions	Other provisions for pensions and similar commitments	Total
Opening balance	276	396	672
New provisions	25	16	41
Utilized provisions	-8	-33	-41
Reversed provisions		-3	-3
Translation difference for the year		-7	-7
Closing balance	**293**	**369**	**662**
Defined benefit obligations	293	422	715
Plan assets		-53	-53
Closing balance	**293**	**369**	**662**
Defined benefit obligations according to RR 29	252	631	883
Plan assets, according to RR 29		-219	-219
Closing balance according to RR 29	**252**	**412**	**664**
Adjustment January 1 2004 according to RR 29	**-41**	**43**	**2**

From 2004 Gambro will implement new accounting principles for the valuation of plan assets, defined benefit obligations and other long-term benefits to employees. Note 1 describes the changes. Above defined benefit obligations and plan assets is accounted for partly according to current accounting principles for 2003 and partly according to RR 29 as will be applied from January 1, 2004.

Parent Company	FPG/PRI pensions	Other provisions for pensions and similar commitments	Total
Opening balance	123	98	221
New provisions	6	5	11
Utilized provisions	-5	-11	-16
Closing balance	**124**	**92**	**216**

Of the provisions for pension in Sweden, provisions in addition to those prescribed by law were paid in the Group in an amount of MSEK 0 (59) and in the Parent Company in the amount of MSEK 0 (59).

29 Other provisions

Group	Warranty provision	Provisions for acquired companies	Provisions for divested companies	Provision for equity swaps	Other	Total
Opening balance	66	124	50	0	105	345
Effect of changed accounting principles				205		205
Adjusted opening balance	66	124	50	205	105	550
New provisions	86				117	203
Utilized provisions	-71	-26	-6		-14	-117
Reversed provisions			-21	-124[1)]		-145
Translation difference for the year	-4	-4			-19	-27
Closing balance	**77**	**94**	**23**	**81**	**189**	**464**

Parent Company	Provision for equity swaps	Other	Total
Opening balance		8	8
Effect of changed accounting principles	205		205
Adjusted opening balance	205	8	213
Reversed provisions	-124[1)]		-124
Closing balance	**81**	**8**	**89**

1) Accounted directly against equity.

Gambro guarantees the functionality of some of its products. Therefore, the company makes provisions for expenses expected to arise in conjunction with claims against these guarantees. The guarantee period is usually 12 months from delivery date, which implies that the entire amount of the guarantee provision is expected to be utilized during the next financial year. Gambro has committed itself to pay additional purchase prices for certain acquisitions if the acquired companies meet certain pre-determined targets. In those cases in which Gambro deems it likely that such additional purchase prices will be paid, a provision for these future payments is established in conjunction with the preparation of the acquisition calculation. These provisions, referred to as provisions for acquired companies, are to be paid out during a period of a maximum of ten years. The provision for divested companies has been established in conjunction with the sale of subsidiaries. This provision is intended to be used to cover the expenses which Gambro will incur when the obligations under the guarantees in place are to be settled. This provision will be used only for those obligations which were defined at the point of time at which the companies were sold. The guarantee period for the obligations covered by the provision established at balance sheet date extends until 2008. The reporting of equity swaps is described in Note 1 and Note 3. The earliest due dates for these swaps are in 2006 and the latest in 2008.

30 Long-term interest bearing liabilities

	Group		Parent Company	
	2003	2002	**2003**	2002
Bond loans	**1,963**	1,030	**1,647**	1,030
Liabilities with credit institutions	**2,336**	6,705	**1,986**	6,190
Total	**4,299**	7,735	**3,633**	7,220
Fair Value	**4,288**		**3,622**	

Unutilized, committed credit facilities amounted to MSEK 8,374, of which MSEK 5,128 are agreed.

The following amounts are due on Long-term liabilities within the next five years:

	Group		Parent Company	
	2003	2002	**2003**	2002
Bond loans	**1,646**	1,030	**1,646**	1,030
Liabilities with credit institutions	**1,709**	6,214	**1,667**	6,190
Total	**3,355**	7,244	**3,313**	7,220

31 Other liabilities

	Group		Parent Company	
	2003	2002	**2003**	2002
Liabilities with credit institutions	**2,890**	1,193	**2,499**	1,005
Advances from customers	**78**	89		
Accounts payable	**1,309**	1,548	**10**	6
Liabilities with Group companies[1]			**2,741**	5,109
Current tax liabilities	**377**	257		
Other liabilities incl. VAT	**484**	453	**5**	5
Accrued expenses and prepaid income[2]	**2,682**	2,136	**360**	173
Total	**7,820**	5,676	**5,615**	6,298
1) Liabilities with Group companies are interest free			**175**	2,160
2) Specification of accrued expenses and prepaid income				
Prepaid income	**7**	58		
Accrued interest expense	**105**	50	**70**	57
Accrued commission expenses	**157**	90		
Unrealized losses future contracts	**265**	93	**250**	91
Personnel-related accrued expenses	**1,019**	943	**17**	16
Accrued witholding tax referring to internal dividends	**499**	0		
Other	**630**	902	**23**	9
Total accrued expenses and prepaid income	**2,682**	2,136	**360**	173

Of the Group's Other liabilities, MSEK 263 is expected to be paid later than 12 months after balance sheet date. Of the Parent Companies Other liabilities, MSEK 0 is expected to be paid later than twelve months after balance sheet date.

32 Pledged assets

	Group		Parent Company	
	2003	2002	**2003**	2002
Financial leasing assets	**238**	3		
Security for liabilities with credit institutions	**4**	18	**4**	18
Total	**242**	21	**4**	18

33 Contingent assets, liabilities and other commitments

	Group		Parent Company	
Contingent liabilities	**2003**	2002[1)]	**2003**	2002[1)]
Third-party guarantee	**177**	196	**177**	196
Tax dispute ABB shares	**894**		**894**	
Contingent liabilities, for benefit of Group companies			**2,688**	2,424
Other	**21**	23	**3**	4
Total	**1,092**	219	**3,762**	2,624
Contingent assets	**0**	850	**0**	283

1) Restated to reflect changed accounting principles for equtiy swaps, see Note 1.

Contingent liabilities

Guarantee provided to third party is a guarantee issued by the Parent Company for MSEK 177 (MUSD 24.4) referring to a loan from a bank to a developer/operator of dialysis clinics. Last year the amount was MSEK 196 (MUSD 22.3). The development of the clinics has been slower than anticipated and the developer/operator is currently seeking additional financing outside the guarantee agreement. Because the development is still at an early stage, the ultimate completion of the clinics and the success of their operations cannot be determined at this time. All outstanding shares of the borrower are pledged and a personal guarantee from its primary shareholder has been provided to Gambro.

Incentive Grosshandel AB and Örekron Service AB (both companies now merged with Gambro AB) have previously divested a significant number of shares in ABB AB. In an advance ruling by the Supreme Administrative Court in year 2000, regarding Örekron Service AB, it was stipulated that the fiscal acquisition value of the disposal should correspond to the market value of the ABB shares at a point in time earlier than the date first stated by the company. Incentive Grosshandel AB has, in a court decision by the Lower Tax Court (Länsrätten) in Gothenburg during November 2002, received confirmation of Örekron Service AB's advanced ruling. Örekron Service has, in a court decision by the Lower Tax Court (Länsrätten) in Stockholm during November 2003, received confirmation of this advanced ruling. These rulings imply that Gambro AB has been provided access to approximately MSEK 3,193 of loss carry forwards with a positive tax effect of MSEK 894, that was taken up as income during 2003. The tax effect has meant a tax repayment of MSEK 181 in January 2003 and of MSEK 136 during January 2004. These loss carry forwards have also resulted in decreased tax payments in the amount of MSEK 102 for 2003 and MSEK 475 for 2004 and forward. The court decisions has been appealed by Gambro AB, as well as by the tax authority.

The Parent Company's contingent liabilities, in favour of Group companies, relate to performance guarantees and guarantees for local funding.

Companies in the Gambro Group are involved in routine litigation and tax audits incidental to the normal conduct of business. In view of the difficulty inherent in forecasting the resolution of litigation and tax audits, the Company cannot predict the outcome of pending litigation and tax audits with any degree of accuracy.

Subject to the following, the Company believes, based on current knowledge, that liabilities related to pending proceedings are not likely to be material to the results or the financial condition of the Company.

Gambro Healthcare, Inc./US Department of Justice Investigation

In June 2001, Gambro Healthcare, Inc. received a subpoena issued by the United States Attorney's office in St. Louis, Missouri, in connection with an investigation by the US Department of Justice. This and similar inquiries are part of the US authorities' process of regulating their expenditures on medical care and the relationships they have with the providers of such care. The Government has not served Gambro Healthcare with any formal claim or lawsuit.

The subpoena requested information and documentation from Gambro Healthcare and certain related parties concerning various aspects of its dialysis operations in the United States. Gambro Healthcare believes the information requested by the subpoena is focused principally on Medicare and Medicaid billing practices and relationships with physicians and pharmaceutical manufacturers.

Gambro Healthcare has assigned much of the work involved to external lawyers in order to avoid disrupting day-to-day operations and distracting the management from its full focus on business development and the achievement of strategic goals. Gambro Healthcare is providing responsive documentary submissions to the US Department of Justice and has been facilitating voluntary Department interviews with certain individuals. The subpoena served on Gambro has necessitated a process that has been and is expec-

33 Continued

ted to continue to be expensive to pursue. The costs in connection with responding to the subpoena amounted to MSEK 99 (MUSD 10) during 2001, to MSEK 83 (MUSD 8.5) in 2002 and to MSEK 56 (MUSD 6.9) in 2003. The legal fees for 2004 might be in the same range of the 2003 level, but is dependent any response from the US government.

Gambro has also begun very preliminary discussions concerning a resolution of this matter with the US Department of Justice, but Gambro cannot predict whether or when a settlement will be reached or the terms of any such settlement. Depending on the results of its investigation and the solution discussions, the US government could invoke, or a settlement could involve, material monetary penalties and various other remedies. In addition to the information disclosed above no further information usually required by RR 16 Provisions, Contingent Liabilities and Contingent Assets is disclosed on the grounds that it may prejudice the outcome of the matter.

United States of America ex rel. Richard A. Tibbetts, vs. Gambro Healthcare, Inc., et al.

In 1998, a qui tam suit was served against Gambro Healthcare, Inc., among others, by two relators. (In a qui tam lawsuit private individuals, known as relators, bring suit on behalf of the U.S. Government). The suit, which claims unspecified damages, alleges, among other things, that Gambro Healthcare participated in a conspiracy to defraud the Medicare program through the inappropriate use of ambulances to transport Gambro Healthcare patients back and forth to Gambro Healthcare clinics in non-emergency situations. Any claims submitted to the Medicare program for payment would have been submitted by the ambulance companies. Gambro Healthcare has not received any payment for these transports. In December 2002, one of the two relators was dismissed by order of the court. Meanwhile, discovery is proceeding and no trial date has been set. Gambro Healthcare is continuing to defend itself vigorously in this matter and believes that it has a meritorious defence. Due to the early stage of this matter and the uncertainties inherent in litigation, the Company is unable to predict the outcome of this lawsuit.

Other Commitments

Gambro Healthcare US engages practicing board-certified or board-eligible nephrologists to serve as medical responsibles for its outpatient dialysis facilities in accordance with US law. Medical responsibles are responsible for the administration and monitoring of the Company's patient care policies, including selection of suitable modality of treatment, patient education, administration of dialysis treatment and assessment of all patients, among other things. The Company pays medical responsibles fees that are consistent with the fair market value of the required supervisory services. Such medical responsible agreements typically have multiple-year terms with renewal options. During 2003 MSEK 399 (456) was paid in medical responsibles fees. As of December 31, 2003, estimated commitments for medical responsible fees for the year 2004 were MSEK 348 and for 2005 and later, MSEK 1,684.

The Company has potential obligations to purchase the minority interest share in certain of its subsidiaries. These obligations are in the form of put options, exercisable at the minority owners' discretion, and require the Company to purchase the minority owners' interest at either the appraised fair market value or a predetermined multiple of cash flow, earnings, or revenues. As of December 31, 2003, the Company's potential exposure on these put options was approximately MSEK 250, all of which could be exercised within one year. The corresponding book value of minority interest was approximately MSEK 100.

34 Currency exchange rates

		Year-end rate		Average rate	
Country	Local currency	**Dec. 31, 2003**	Dec. 31, 2002	**Jan-Dec 2003**	Jan-Dec 2002
Argentina	ARS	**2.4662**	2.5854	**2.7468**	3.4006
Australia	AUD	**5.4139**	4.9395	**5.2592**	5.2797
Canada	CAD	**5.5369**	5.5808	**5.7775**	6.1902
EU	EUR	**9.0720**	9.1459	**9.1233**	9.1611
Japan	JPY	**0.0679**	0.0736	**0.0698**	0.0777
Poland	PLN	**1.9371**	2.2870	**2.0769**	2.3815
South Korea	KRW	**0.0061**	0.0073	**0.0068**	0.0078
Switzerland	CHF	**5.8135**	6.2978	**5.9992**	6.2451
Taiwan	TWD	**0.2135**	0.2519	**0.2351**	0.2813
United Kingdom	GBP	**12.8882**	14.0642	**13.1953**	14.5720
USA	USD	**7.2573**	8.7765	**8.0884**	9.7163

35 Cash flow

Liquid assets	Group		Parent Company	
	2003	2002	**2003**	2002
Cash and bank	**352**	433	**87**	68
Short term deposits;				
with duration < 90 days	**79**	60		35
with duration 90-365 days	**51**	70		
Liquid assets	**482**	563	**87**	103

Assets and liabilties in acquired subsidaries[1)] and asset deals[2)] per acquisition date	Group	
	2003	2002
Accounts receivable	**10**	8
Inventories	**1**	3
Tangible assets	**11**	15
Intangible assets	**0**	18
Other assets	**1**	3
Accounts payable	**0**	-4
Other liabilities	**0**	-13
Provisions	**0**	-41
Net assets	**23**	-11
Goodwill	**43**	262
Acquisition price paid	**66**	251
Of which Liquid assets acquired	**0**	0

1) Dialave Lda, Portugal, dialysis clinic, acquired in January 2002. Gambro Diyaliz Hizmetleri Ticaret A.S, Turkey, dialysis clinic and sales company, acquired in August 2002. Gambro Korea Solutins Ltd, Sydkorea, production facility, acquired in November 2002.
2) Three dialysis clinics in the US 2002 and four dialysis clinics in the US 2003.

Assets and liabilties in divested subsidaries[1)] and asset deals[2)] per divestment date	Group	
	2003	2002
Liabilities	**0**	-8
Other assets	**3**	56
Inventory	**5**	3
Tangible assets	**9**	3
Goodwill	**17**	0
Net assets	**34**	54
Capital gain	**35**	2
Acquisition price received	**69**	56
Of which Liquid assets divested	**0**	0

1) Scandinavian Heart Center 2002.
2) Two dialysis clinics in the US 2002, one dialysis clinic in Italy and five dialysis clinics in the US 2003.

Reconciliation of cash flow statement and operating cash flow	Group	
	2003	2002
Cash flow from operating activities	**3,652**	2,981
Add back:		
Provisions, unrealized interests exchange gains/losses etc.	**76**	-363
Income tax paid	**524**	201
Change in operating capital	**-16**	1,112
Acquisitions/divestitures, net	**-3**	195
Change in operating working capital	**-266**	557
Cash flow from investment activities	**-2,213**	-3,143
Operating cash flow	**1,754**	1,540

36 Related party disclosure

During the year Gambro charted existing related parties and related party transactions as defined in the Swedish Financial Accounting Standards Council's recommendation RR 23 "Related party disclosure". Investor AB, MacGREGOR International AB and its subsidiaries, Tandem Healthcare LLC, members of the Parent Company Board of Directors, the Group's senior executives and close family relatives of these individuals are considered to be related parties. Companies, in which the afore mentioned individuals or companies directly or indirectly hold a substantial share of the votes or exercise considerable influence, are also considered to be related parties. Gambro is of the opinion that none of these related parties exercise a controlling influence.

With the exception of the transactions outlined below, there have been no transactions between Gambro and related parties (individuals or companies) during the year.

Compensation paid to members of the Board of Directors and senior executives is discussed in Note 3.

Gambro AB's wholly owned subsidiary, Scandinavian Incentive Holding BV, has 40 percent of the shares and a convertible loan (nominal value of MSEK 140) in MacGREGOR International AB and a subordinated debenture loan of MSEK 100 to MacGREGOR AB, a wholly owned subsidiary of MacGREGOR International AB. The convertible loan carries interest of 7 percent, but the interest has not been recognized by MacGREGOR International AB nor Gambro Group. The subordinated loan carries interest of 12 month STIBOR + 4 percentage points. The Group has, during the year, recognized MSEK 15 as interest income and a total of MSEK 50 in interest had accrued by year-end. When Gambro AB sold the majority stake in MacGREGOR International AB in 1998, MSEK 275 was transferred to a reserve for intercompany profit. Up and until 2001 intercompany profit was recognized as a provision and thereafter, it has been recognized as a write-down of the shares (MSEK 79), the convertible loan (MSEK 140) and the subordinated debenture loan (MSEK 56). Sören Mellstig and Lars Granlöf has as Board Member and Deputy Board Member received kSEK 125 and kSEK 62 as compensation from *MacGREGOR International AB.*

Tandem Healthcare LLC is a joint venture with Baxter International Inc and produces semi synthetic dialyzers for the US market. Gambro and Baxter have undertaken to each take over fifty percent of its production and to distribute the company's profit equally between them. The agreement expires at the end of 2004.

Proposed distribution of earnings

The Board and President propose that the Parent Company's income statement and balance sheet as well as the consolidated income statement and consolidated balance sheet, is stipulated at the Annual General Meeting on April 13th 2004. As shown in the Consolidated Balance Sheet, unrestricted equity for the Gambro group amounts to MSEK 17,258 (15,113). No allocation of the Group's unrestricted equity to restricted funds is required. The Board of Directors and the President propose that retained earnings and net income in the Parent Company at the disposal of the Annual General Meeting (MSEK):

Retained earnings	22,737
Net income	1,984
Total	**24,721**

to be appropriated as follows;
To the shareholders, a dividend of SEK 1.10/share,

totaling	379
to be carried forward	24,342
Total	**24,721**

As a result of this appropriation, the Parent Company's shareholders' equity is (MSEK):

Share capital	689
Statutory reserve	145
Retained earnings	24,342
Total	**25,176**

Stockholm, March 4, 2004

Claes Dahlbäck
Chairman

Sandra Austin Crayton

Wilbur H. Gantz

Lena Torell

Peter H. Grassman

Juha P. Kokko

Håkan Mogren

Anitha Svensson-Grané

Irene Tulldahl

Sören Mellstig
President

Auditors' report

To the General Meeting of Shareholders of
Gambro AB Corporate Registration No 556041-8005

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Gambro AB for 2003. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts, and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and thereby give a true and fair view of the Company's and Group's financial position and result of operations in accordance with the generally accepted accounting principles in Sweden.

We recommend to the General Meeting of shareholders that income statement and the balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Board Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, March 5, 2004

Peter Bladh
Authorized Public Accountant

Peter Clemedtson
Authorized Public Accountant

AUDITORS



Peter Bladh
Authorized Public Accountant
Öhrlings PricewaterhouseCoopers
Auditor in Gambro AB since 2000.



Peter Clemedtson
Authorized Public Accountant,
Öhrlings PricewaterhouseCoopers.
Auditor in Gambro AB since 2000.

DEPUTY AUDITORS

Kerstin Moberg, Authorized Public Accountant,
Öhrlings PricewaterhouseCoopers.
Deputy auditor in Gambro AB since 2000.

Stephan Tolstoy, Authorized Public Accountant,
Öhrlings PricewaterhouseCoopers.
Deputy auditor in Gambro AB since 2000.

The Gambro share

Gambro share price development

The Gambro share performed well during 2003, but somewhat below the Stockholm All Share Index during 2003. The Gambro A share was up 23 percent versus the SAX All Share Index's 29 percent rise. The lowest price paid during the year was SEK 32.3 on March 12. The highest price paid, SEK 64.0, was noted on November 28, 2003.

On December 31, 2003, Gambro's total market capitalization was SEK 20.5 billion, compared with SEK 16.6 billion a year earlier, making the company the 26th largest on *Stockholmsbörsen*, the Stockholm Stock Exchange.

Turnover

In 2003, 239 million Gambro A and B shares with a cumulative value of SEK 11.8 billion, were traded (on an average trading day 960,000 shares at a value of MSEK 47 changed hands). The turnover rate for Gambro's shares in 2003 was 70 percent. The average turnover rate in 2003 for shares listed on *Stockholmsbörsen* was 124 percent. The turnover rate is defined as the total number of shares traded during the year as a percentage of the total number of shares outstanding.

Dividend policy

Gambro's dividend to its shareholders shall reflect the company's long-term earnings trend, financial position and investment strategy. The target is to deliver a dividend in the range of 8-15 percent of the company's cash earnings per share. Cash earnings per share is calculated as net income plus depreciation and amortization divided by the number of shares outstanding. Each share gives equal rights to the company's share capital and dividend.

Dividend proposal

The Board of Directors proposed a dividend of SEK 1.10 (2002: SEK 1.10) per share for 2003 which corresponds to 12 percent (12 percent) of cash earnings per share, excluding nonrecurring positive tax effect for 2003 as well as 2002.

Repurchase of own shares

The Board of Directors has not repurchased any shares as allowed by the mandate it was given by the Annual General Meeting in 2003. The Board of Directors will ask the Annual General Meeting for a renewal of the mandate to repurchase at the Board's discretion a maximum of 10 percent of outstanding shares during 2004.

Shareholders

At the end of 2003, Gambro had 73,485 shareholders, which is about the same as on December 31, 2002. Together Gambro's ten largest owners have holdings representing 46.2 (50.6) percent of the capital and 55.3 (57.9) percent of the votes. Institutional investors hold 87 (87) percent of the shares, while private individuals own 13 (13) percent of the shares. Whithin this group 44 percent of the shares were held by women. The proportion of shares owned by individuals or legal entities domiciled outside Sweden amounts to 27 (35) percent.

GAMBRO'S SHAREHOLDER STRUCTURE (% of share capital)



100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
2003
Swedish investors
Owners outside Sweden



Sweden 73%
US 11%
United Kingdom 9%
Luxembourg 3%
Others 6%

THE GAMBRO SHARE

Exchange: Listed on *Stockholmsbörsen*, The Stockholm Stock Exchange, A-List (between 1991 and July 1, 1998 under the name of Incentive, afterward under the name of Gambro).

Block of shares: 500 shares as of December 31, 2003

Gambro class 'A' share: Nominal value, SEK 2; one vote per share; symbol, GAMB A; ISIN code, SE0000164477

Gambro class 'B' share: Nominal value, SEK 2; 1/10 vote per share; symbol, GAMB B ISIN code, SE0000164485

Capital stock: MSEK 689 spread over approximately 345 million shares, each with a nominal value of SEK 2.

HISTORICAL SHARE PRICES

Year	Closing price paid A share	Closing price paid B share	Highest price paid A share	Highest price paid B share	Lowest price paid A share	Lowest price paid B share	Average shareprice A share	Average shareprice B share
1999	76.5	77.0	94.5	96.5	64.5	65.0	81.2	81.5
2000	68.5	67.5	90.5	92.0	50.0	50.0	69.3	69.4
2001	65.5	66.0	80.0	79.5	59.0	58.5	67.1	67.1
2002	48.3	48.3	71.0	70.5	32.3	31.4	55.9	55.5
2003	59.5	59.5	64.0	63.5	32.3	32.2	50.7	50.5

GAMBRO SHARE DEVELOPMENT AND TURNOVER 2003



SEK
'000 shares
70
60
50
40
30
Gambro-A
Affärsvärldens General Index
Turnover, number of A+B-shares
30,000
25,000
20,000
15,000
10,000
5,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2003
2004

Source: SIX/Strateg

OWNERSHIP DISTRIBUTION, DECEMBER 31, 2003

Number of shares	Number of shareholders	Share capital (%)	Votes (%)
1 – 500	51,400	2.8%	2.3%
501 – 1,000	10,863	2.5%	2.0%
1,001 – 10,000	10,386	7.7%	6.8%
10,001 – 50,000	570	3.5%	3.1%
50,001 – 100,000	88	1.9%	1.6%
100,001 –	178	81.7%	84.3%
Total	**73,485**	**100%**	**100%**

TEN LARGEST SHAREHOLDERS, DECEMBER 31, 2003

Shareholder	Number of A shares	Number of B shares	Share capital (%)	Votes (%)
Investor AB	68,468,225	0	19.9%	26.3%
JP Morgan Chase Bank	10,519,979	9,147,997	5.7%	4.4%
Knut and Alice Wallenberg's foundation	15,000,000	0	4.4%	5.8%
AMF Pensionsförsäkrings AB	10,890,000	2,265,000	3.8%	4.3%
Alecta	11,433,349	1,321,908	3.7%	4.5%
State Street Bank and Trust	9,999,937	1,749,071	3.4%	3.9%
First Swedish National Pension Fund	3,651,662	1,888,227	1.6%	1.5%
Morgan Stanley	4,426,940	762,115	1.5%	1.7%
Nordea Allemansfond Alfa	4,249,100	0	1.2%	1.6%
Nordea Allemansfond Beta	3,495,500	0	1.0%	1.3%
Total, ten largest shareholders	**142,134,692**	**17,134,318**	**46.2%**	**55.3%**

The list above is based on the official share register kept by the Swedish Securities Register Center, VPC AB. Cumulative holding totals for banks and other institutions have not been compiled. Most foreign holdings are held in trust and thus the actual beneficiaries are not officially registered. *Source: VPC AB*

DISTRIBUTION OF SHARE TYPES

Share type	Shares	Number of Votes	Shares (%)	Votes (%)
Series A	250,574,090	250,574,090	72.7%	96.4%
Series B	94,079,198	9,407,920	27.3%	3.6%
Total	**344,653,288**	**259,982,010**	**100%**	**100%**

ANALYSTS FOLLOWING GAMBRO

Gambro is followed by the securities analysts listed below. Please note that any opinions, estimates or forecasting regarding Gambro's performance made by these analysts are theirs alone and do not reflect the opinions, forecasts or predictions of Gambro or its management. Gambro does not by its reference below or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations

ABG Sundal Collier	Erik Magnusson	+46 8 566 28693
Alfred Berg, ABN AMRO	Paula Treutiger, Sten Gustafsson	+46 8 5723 6085
ING BHF-Bank AG	Gerrit Jost	+49 69 718 3785
Carnegie	Kristofer Liljeberg-Svensson	+46 8 676 8763
Cazenove	Ilan Chaitowitz	+44 207 1558207
Credit Suisse First Boston	Alexander Burgansky	+44 207 8880864
Danske Bank	Sören Samsöe	+45 33 44 0448
Deutsche Bank	Holger Blum	+49 69 910 31912
Dresdner Kleinwort Wasserstein	Cora Scowcroft	+44 207 475 5967
E*TRADE Securities	Michael Leacock	+44 207 516 1418
Enskilda Securities	Lars Hevreng	+46 8 522 29813
Goldman Sachs	Hans Boström	+44 207 5525991
Hagströmer & Qviberg Fondkommission	Johan Broström	+46 8 696 1811
Handelsbanken	Patrik Ling	+46 8 701 2108
HSBC	Marietta Miemietz	+44 207 991 6791
Kaupthing Bank Sverige	Leif Ljungqvist	+46 8 791 4836
Merrill Lynch	Andreas Schmidt	+49 69 58 99 5204
Nordea Securities	Stefan Wikholm	+46 8 534 92277
Remium	Robert Ahldin	+46 8 454 3290
Sal. Oppenheim	Markus Krämer	+49 1 211 45 2767
Swedbank	Jesper Norberg	+46 8 5859 2543
Öhman Fondkommission	Sten Westerberg	+46 8 402 5288

Board of directors

MEMBERS



Claes Dahlbäck
Chairman. Born in 1947. BSc Econ.
Swedish citizen. Elected in 1998.
Other board assignments:
Chairman of the Boards of Investor AB, Stora Enso, Vin&Sprit and EQT Funds. Member of the Board of Goldman Sachs.
Shareholdings in Gambro:
22,000 shares through own company.



Håkan Mogren
Vice Chairman. Born in 1944. DrSc.
Swedish citizen. Elected in 1996.
Other board assignments:
Deputy Chairman of AstraZeneca PLC. Chairman of Affibody AB and the Swedish-American Foundation. Member of the Board of Directors of Investor AB, Rémy/Cointreau, the Group Danone and Norsk Hydro ASA. Director for the Marianne and Marcus Wallenberg Foundation.
Shareholdings in Gambro:
8,000 shares.



Sandra Austin Crayton
Born in 1947. BSN, MPH, JD.
U.S. citizen. Elected in 2001.
Other board assignments:
Member of the Board of Directors of Ferro Corporation, NCCI Holdings, Inc.
Sharholdings in Gambro:
2,000 shares.



Wilbur H Gantz
Born in 1937. MBA, BA.
U.S. citizen. Elected in 2001.
Other board assignments:
Chairman of the Board and CEO of Ovation Pharmaceuticals Inc. Member of the Board of The Gillette Company, W.W. Grainger, Inc., Harris Bank and Bankmont Financial Corp.
Shareholdings in Gambro:
5,000 shares.



Peter H Grassmann
Born in 1939. MSc, PhD.
German citizen. Elected in 1998.
Other board assignments:
Member of the Board of ASML N.V., Member of the Senate of the Max-Planck-Society. Member of several boards of startups and of the German Private Equity Fund, EQT.
Shareholdings in Gambro:
18,200 shares.



Juha P Kokko
Born in 1937. BSc, MD, PhD.
Professor of Medicine
U.S. citizen. Elected in 1998.
Other board assignments:
Chief of Nephrology, University of Texas, Dallas, USA and Scientific Advisory Board member of Aderis Pharmaceutical, Inc., Hopkinton, Massachusetts, USA, among other positions.
Shareholdings in Gambro:
6,200 shares.



Lena Torell
Born in 1946. PhD in Physics, Professor.
Swedish citizen. Elected in 2003.
Other assignments:
President of the Royal Swedish Academy of Engineering Sciences. Member of the Board of Ericsson, The European Council of Applied Sciences and Engineering and several research organizations such as IRECO, IMEGO and MISTRA. Member of the Euratom Scientific and Technical Committee.
Shareholdings in Gambro: 0 shares.



Sören Mellstig
President and Chief Executive Officer.
Born in 1951. MBA.
Swedish citizen. Elected in 2001.
Other board assignments:
Member of the Board of Directors of Munters, MacGREGOR International and XCounter.
Shareholdings in Gambro:
15,000 shares, 424,620 employee options, 34,700 restricted shares and 34,700 performance shares.

Corporate governance

The Gambro Board is comprised of eight members elected by the shareholders' general meeting as well as two members and two deputy members chosen by Swedish trade unions. Except for the CEO and the union representatives, none of the members of the board are company employees.

The Gambro AB Board's working procedures

The Board's Code of Governance establishes procedures for the Board's work, the allocation of duties between the Board and the CEO and financial reporting:

- The Board must establish a work program before the beginning of the year, including dates for at least five ordinary meetings.
- The instructions to the CEO authorize him to issue quarterly and interim financial reports without prior consideration by the Board.
- The Code defines monetary limits within which the CEO can decide on investments and acquisitions without the Board's approval.
- In order to enable the Board to continuously monitor the Company's financial performance and status, the CEO is required to provide the Board with monthly reports.

Board activities 2003

The Board held seven meetings during 2003. The agenda for each Board Meeting included an update on operational and financial performance, including the progress of the Pathogen Reduction Technology project and a status report on the Government investigation emanating from the U.S. Department of Justice's request for documentation and information in the subpoena served on Gambro Healthcare US in June 2001.

Throughout the year, the Board received continuous progress reports on programs designed to improve operational and financial performance within Gambro Renal Products. Also, operational and organizational changes within the business area were reported to the Board. A short summary of the items discussed at each Board meeting follows:

Stockholm, February 13, 2003

The 2002 full-year report was presented and approved. The auditors presented the auditors' work and qualitative assessment. A new dividend policy (see page 59 in this Annual Report) was adopted as well as the Board's dividend proposal to the Shareholders meeting, amounting to SEK 1.10 per share.

The Board decided to propose to the shareholders that the Board be authorized to make decisions concerning the acquisition and transfer of the Company's own shares. The Annual General Meeting granted such authorization in accordance with the Board's proposal. The Board did not utilize this au-



Anitha Svensson-Grané
Born in 1944. Swedish citizen. Elected in 1998. Employee representative, Federation of Salaried Employees in Industry and Services. Board Member of the same federation.
Shareholding in Gambro:
0 shares.



Irene Tulldahl
Born in 1953. Swedish citizen. Elected in 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro:
0 shares.

DEPUTY MEMBERS

Dag Johansson
Born in 1966. MSc in Engineering. Swedish citizen. Elected in 2000. Employee representative, Federation of Salaried Employees in Industry and Services.
Shareholding in Gambro:
0 shares.

Per Magnusson
Born in 1964. Swedish citizen. Elected in 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro:
0 shares.

SECRETARY

Ingmar Magnusson
Born in 1945. General Counsel, Gambro. Swedish citizen.
Sharholding in Gambro:
0 shares, 67,690 employee options, 5,580 restricted shares and 5,580 performance shares.

thorization during 2003. The Board also approved the Compensation Committee's proposal for the President's salary and bonus remuneration. The Board further approved an investment for additional dialyzer production capacity in Hechingen, Germany.

March 10, 2003 (Board Meeting per capsulam)
The Board resolved to adopt the 2003 Long Term Incentive Program for Gambro executives.

Stockholm, April 10, 2003
The Presidents of Gambro BCT and Navigant Biotechnology Inc. made a comprehensive presentation of the Pathogen Reduction Technology project and related market development issues. Questions related to the upcoming Annual General Meeting were discussed.

April 10, 2003, Statutory Board meeting following the Annual General Meeting
At the Annual General Meeting, Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig and Håkan Mogren were reelected as members of the Board. Lena Torell was elected as a new member of the Board. In accordance with the company's policy, Gösta Gahrton was not available for reelection, as he had reached retirement age. Björn Svedberg declined to be reelected. At the statutory Board meeting following the Annual General Meeting, Claes Dahlbäck was elected Chairman and Håkan Mogren was elected Vice Chairman.

Lund, June 24-25, 2003
The status of Gambro's strategic planning process was presented and discussed. The Chairman presented the result of a survey regarding the Board's work in 2002.

Stockholm, August 21, 2003
The Board was informed about the changes in the listing agreement with *Stockholmsbörsen* (The Stockholm Stock Exchange). The Chairman of the Compensation Committee presented the committee's work.

Denver, October 7-8, 2003
The business area presidents presented the Strategic Plans for 2004 - 2006 for their respective business areas. The Board also received an update on the financial outlook and the strategic plan for the group as a whole. An in-depth update on the Pathogen Reduction Technology project was given by the President of Gambro BCT.

Mapping of innovations, presented by Gambro Strategic Development, was also on the agenda. Gambro's new Compliance Officer was introduced to the Board.

The Board approved the initiation of the development of a new billing and accounts receivable system for Gambro Healthcare US. A revised financial policy was resolved (see page 33 in this Annual Report).

London, December 3, 2003
The President reported on the issue of U.S. government reimbursement changes and difficulties encountered by pathogen reduction programs. He further reported on the hard close audit summary. Following presentations by the President and the Chief Financial Officer, the Board adopted the Business Plan for 2004.

LENA TORELL WAS ELECTED TO THE GAMBRO BOARD IN 2003

Since 2001 Lena Torell has been the President of Royal Swedish Academy of Engineering Sciences (IVA), an academy with the mission to promote engineering and economic sciences and the development of industry in Sweden. Previously she was the Research Director of the Joint Research Centre within the European Commission covering areas such as the environment, chemistry, food and nuclear physics. Lena Torell is Professor in Physics and has worked at Uppsala University and Chalmers Institute of Technology, Gothenburg. Her research has covered areas within solid state physics. She is a member of the Board of Directors of Ericsson and a number of research institutes and foundations.

BOARD NOMINATION PROCESS

The Annual General Meeting, held on April 10, 2003, resolved that the nomination process should be organized in such a way that the four major shareholders each elect one representative during the fourth quarter, and that they, under the management of the Chairman, are to prepare a nominations proposal to the Annual General Meeting for a vote. According to this process the names of the four representatives/nominators are be announced as soon as they have been elected.

In a press release dated November 11, 2003 it was announced that the following persons, representing the largest shareholders in Gambro AB, together with the Chairman of the Board, Claes Dahlbäck, who represents Investor AB, will make a proposal for the composition of the Board of Directors, to be submitted to the Annual General Meeting for its decision. The representatives are: Peter Rudman, Nordea's mutual funds, Lars Otterbeck, Alecta and Sten Kottmeier, AMF Pension. The Annual General Meeting of Gambro AB will be held Tuesday, April 13, 2004. Shareholders who would like to suggest representatives for Gambro AB's board can contact Gambro's Chairman Claes Dahlbäck, also Chairman of Investor AB, at the e-mail address: chairman@investorab.com.

THE BOARD HAS APPOINTED TWO WORKING COMMITTEES

COMPENSATION COMMITTEE

The committee prepares proposals for Board decisions relating to salaries and other benefits for corporate management. The Committee consists of: Claes Dahlbäck, Chairman, Juha P Kokko, Wilbur H Gantz and Håkan Mogren.

THE AUDIT COMMITTEE

The committee addresses audit-related issues. However, auditors report to the entire Board of Directors. The Committee consists of: Peter H Grassmann, Chairman, Claes Dahlbäck and Håkan Mogren.

Executive management


Sören Mellstig


Larry C Buckelew


David B Perez


Jon Risfelt


Lars Fahlén


Lars Granlöf


Leif Smeby


Kevin Smith

GAMBRO'S EXECUTIVE COMMITTEE

Sören Mellstig President and Chief Executive Officer. MBA. Born 1951. Employed 1994. Member of the Board of Directors of Munters, MacGREGOR International and XCounter.
Shareholdings in Gambro: 15,000 shares, 424,620 employee options, 34,700 restricted shares, 34,700 performance shares.

Larry C Buckelew President and CEO of Gambro Healthcare US. BA. Born 1953. Employed 2000. Chairman of the Renal Leadership Council. Founding Member and current Member, Board of Directors, Kidney Care Partners.
Shareholdings in Gambro: 2,000 shares, 437,100 employee options, 24,800 restricted shares, 24, 800 performance shares.

David B Perez President of Gambro BCT. BA. Born 1959. Employed 1999. Member of the Board of Trustees of the National Blood Foundation. Member of the Board of Directors of Sangart, Member of the Board of Directors and Executive Committee of AdvaMed, the Advanced Medical Technology Association. In addition Chairman of the Blood Products and Technology Sector of AdvaMed.
Shareholdings in Gambro: 0 shares, 176,560 employee options, 17,050 restricted shares, 17,050 performance shares.

Jon Risfelt President of Gambro Renal Products. MSc. Born 1961. Employed 2003. Member of the Board of Directors of Ticket Resebyrå AB, Enea Data AB, Bilia AB, Transportutveckling AB.
Shareholdings in Gambro: 0 shares and 0 employee options.

Lars Fahlén Senior Vice President, Corporate Human Resources. MSc. Born 1943. Employed 1992.
Shareholdings in Gambro: 5,000 shares, 108,860 employee options, 9,300 restricted shares, 9,300 performance shares.

Lars Granlöf Vice President, CFO. BSc Econ. Born 1962. Employed 1994. Deputy board member of MacGREGOR International.
Shareholdings in Gambro: 800 shares, 91,340 employee options, 9,300 restricted shares, 9,300 performance shares.

Leif Smeby Senior Vice President, Corporate Research. BSc, PhD. Born 1944. Employed 1986. Member of the Board of Directors of Cella Vision.
Shareholdings in Gambro: 500 shares, 99,720 employee options, 9,300 restricted shares, 9,300 performance shares.

Kevin Smith President of Gambro Inc. BSc. Born 1949. Employed 1998. Member of the Board of Directors of the World Trade Center, Denver; and the Colorado BioScience Association.
Shareholdings in Gambro: 3,000 shares, 196,100 employee options, 15,500 restricted shares, 15,500 performance shares.

OTHER LEADING OFFICIALS

Juan Bosch Chief Medical Officer. MD, Professor. Born 1944. Employed 2001.
Shareholdings in Gambro: 0 shares, 148,250 employee options, 12,400 restricted shares, 12,400 performance shares.

Åsa Hedin Head of Gambro Strategic Development. MSc. Born 1962. Employed 2002. Advisor in PBM Stressmedicin AB.
Shareholdings in Gambro: 0 shares, 6,500 employee options, 2,015 restricted shares, 2,015 performance shares.

Bo-Inge Hansson President, Gambro Healthcare International. MSc. Born 1958. Employed 1982.
Shareholdings in Gambro: 1,775 shares, 86,320 employee options, 9,300 restricted shares, 9,300 performance shares.

Ingmar Magnusson General Counsel. BL. Born 1945. Employed 1983.
Shareholdings in Gambro: 0 shares, 67,690 employee options, 5,580 restricted shares 5,580 performance shares.

Bengt Modéer Senior Vice President, Corporate Communications, MSc, PhD. Born 1943. Employed 1991. Chairman of the board of the Swedish-German Research Association.
Shareholdings in Gambro: 1,495 shares, 45,580 employee options, 3,100 restricted shares, 3,100 performance shares.

Karin Avasalu Vice President, Corporate Communications. LLM. Born 1968. Employed 1999.
Shareholdings in Gambro: 0 shares and 27,700 employee options.

For detailed information about the Gambro incentive program and restricted and performance shares, please see Note 3 in this annual report.

Glossary

ABC Automated Blood Collection is a technology that enables blood centers to update their historical manual collection methods to a predictable, controllable and more productive process designed with today's quality standards in mind. ABC also enables a blood center to collect more transfusable blood products from every donation.

Anemia Condition in which the hemobglobin count of the blood is below normal limits.

APD Automated peritoneal dialysis, dialysis fluid administration by means of a machine.

Apheresis Automated collection of one or several specific blood components from a donor (alternatively, removal of certain blood components from the patient). The remaining components are transfused back to the donor (alternatively to the patient).

Artificial kidney Synonym for dialyzer or filter.

Biocompatible The quality of not causing damage to biological tissue.

Blood bank technology The products and services that enable blood centers to collect, purify and store blood components. In addition to the collection of blood components, this includes methods for reducing the portion of white blood cells in collected blood (leukoreduction), pathogen inactivation, IT-applications, solutions required for therapeutic apheresis, for example, etc.

Blood lines Used to connect the patient to the dialyzer and dialysis machine.

Blood platelets (thrombocytes) Blood platelets are cells whose main task is to promote blood clotting in case of bleeding.

Buffy coat The remaining layer of white blood cells and thrombocytes, that exists between plasma and red blood cells after whole blood is centrifuged.

Capitation (USA) A type of prospective payment based on a flat rate per person paid on a regular schedule, usually monthly for a specific range of service ("full capitation" is the payment that the care provider receives for completely managing a chronic disease, see "managed care"), as opposed to fee-for-service. See below.

CMS Centers for Medicare and Medicaid Services, formerly the Health Care Financing Administration. The agency of the Department of Health and Human Services that administers the Medicare and Medicaid programs in the U.S.

Convective therapies Dialysis therapies using convective transport rather than diffusive transport to remove solutes from blood. Convection removes a wider range of solutes and requires a high flux membrane; optimal use of convection also requires large volumes of non-pyrogenic infusion fluid.

Dialysis Cleaning of the blood by artificial means; treatment provided to patients with acute or chronic kidney failure.

Dialysis concentrate Electrolyte solution, which after dilution with water becomes dialysis fluid. Can also be supplied as a dry powder, which is automatically dissolved and converted into a concentrate by the dialysis machine.

Dialysis machine/monitor Machine which administers and controls the flow of blood and dialysis fluid through the artificial kidney during the treatment; the machine also prepares the dialysis fluid from water and concentrate.

Dialyzer Often referred to as an artificial kidney; a type of filter used in dialysis treatment through which the blood flows and is cleansed by a semi-permeable dialysis membrane.

Diffusion Movement of a solute from a higher to a lower concentration area, i.e. transport driven by a concentration gradient.

ESRD (End Stage Renal Disease) Failed kidney function which results in a toxic and fatal condition if the patient is not treated regularly with dialysis or receives a kidney transplant.

Extracorporeal Situated or occurring outside (extra) the body (corporeal).

FDA Food and Drug Administration. American authority that regulates the food and drug industry.

Glomerulonephritis Inflammation of the glomeruli of the kidney (see below); common cause for chronic renal failure.

Glomerulus Network of blood capillaries in the kidney; main site where waste products and fluid in blood are filtered and primary urine is formed.

Hemodiafiltration (HDF) Hemodialysis treatment designed to optimize the removal of accumulated waste products from blodd by combining diffusive and convective transport. In HDF a high-flux dialyzer is used.

Hemofiltration (HF) Less frequently used alternative to hemodialysis that removes accumulated waste products from blood by filtration of blood through a semi-permeable dialysis membrane. A normal dialyzer of the high-flux type is used. HF is typically used for patients that show severe hemodynamic instability during normal hemodialysis with symptomatic blood pressure drops, cramps etc.

High flux membrane Membrane which is more permeable (open to the passage of solutes and fluid) than conventional membranes.

HIPAA The American Health Insurance Portability and Accountability Act of 1996.

HIPAA Health Insurance Reform Title I of HIPAA protects health insurance coverage for workers and their families when they change or lose their jobs.

HMO Health Maintenance Organization (USA). A health care organization that acts as both insurer and provider of comprehensive but specified medical services. A defined set of benefits is provided to a voluntarily enrolled population for a capitated payment per member per month (PMPM).

Kidney Approximately 1,700 liters of blood normally pass through the kidneys every 24 hours. In the kidneys, the blood is distributed into about two million nephrons. The nephron is the kidney's smallest functional unit; it can independently clean the blood and produce urine. In the nephron, the blood flows first to the glomerulus, a very small global structure of minute blood capillaries. There, a large part of the liquid in the blood is squeezed out through small holes in the capillaries. The liquid contains water, waste products, salts and many nutritive substances. The primary urine is captured in "Bowman's capsule", which surrounds the entire glomerulus. The primary urine is then concentrated. The greater part of the liquid, as well as salts and nutritive substances, are reabsorbed by the blood. What remains is urine, which is discharged to the bladder via the renal pelvis and the ureter.

Leukocytes See "white blood cells".

Leukoreduction The removal of white blood cells from red blood cells and platelets.

Managed care A category of health care organization in the U.S. that seeks to control cost by monitoring how member doctors and hospitals treat patients and by limiting access to specialists and costly procedures.

Medicaid A US federal/state entitlement program that provides medical assistance for low income persons who are aged, blind, disabled, or members of families with dependent children.

Medicare A federally funded health insurance program that provides benefits to the elderly (over the age of 65), disabled, and those with ESRD in the U.S. Medicare is administered by the CMS.

MedPac The Medicare Payment Advisory Commission is an independent federal body that advises the U.S. Congress on issues affecting the Medicare Program.

Pathogen inactivation A process to inactivate viruses, bacteria and other pathogens present in donated blood.

PD cycler Machine used to administer PD fluid to patients automatically, usually used at night.

Preoperative apheresis Removal of specific blood components (apheresis) from a patient prior to the operation (preoperative).

Stem cells Stem cells are found in the bone marrow or, to a lesser extent, in the peripheral blood system. They are the blood's mother cells, which eventually develop into red or white blood cells or blood platelets.

Stem cell therapy Stem cells are collected from the blood system and infused into the patient who is then capable of forming new blood. Cancer patients may need an infusion of various types of stem cells following treatment with cytotoxic drugs or chemotherapy.

Synthetic membrane Made from man-made materials; applies to most modern membranes (alternative to cellulosic membranes).

Theurapeutic apheresis Procedure for cleansing the blood through filters; used to treat persons with certain disorders.

Transfusion medicine involves the collection of various blood components from healthy donors for transfusion to patients in need of such therapy.

Ultrafiltration The movement of fluid through a membrane caused by a pressure gradient.

Volume control Control of fluid removal from the blood, which needs to take place during dialysis to compensate for the lost renal function (about 1 liter/day).

Water treatment Special pre-treatment of water for dialysis removing minerals and microbiological contaminants to a safe level.

White blood cells (leukocytes) White blood cells are circulating nucleated cells that are classified into a number of subgroups that in an overall sense function to protect the body when it is exposed to incursions such as disease, toxins, allergens, etc.

GAMBRO®

Gambro AB
Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Telephone +46-8-613 65 00
Fax +46-8-611 28 30
info@gambro.com
www.gambro.com